THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, I
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (6

05010311

PROCESSED
AUG 1 2 2005
THOMSON
FINANCIAL

August 3, 2005

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RECEIVED AUG 0 8 2005 WASH. D.C. 213 SECTION

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

SUPPL

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2004;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended September 30, 2004 and March 31, 2005;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 05 October 2004, 05 November 2004, 06 December 2004, 06 January 2005, 03 February 2005, 04 March 2005, 06 April 2005, 05 May 2005, 06 June 2005 and 05 July 2005, number of the Company's shareholders owning at least one (1) board lot each as of 9/30/04, 10/31/04, 11/30/04, 12/31/04, 1/31/05, 2/28/05, 3/31/05, 4/29/05, 5/31/05 and 6/30/05, respectively; 05 November 2004, notice of the Company's intention to sell its 40% shareholdings in PCIC and 15% shareholdings in PCHI; 29 December 2004, Company's SecCert on the attendance of the members of the Board of Directors for the year 2004; 20 January 2005, certification by the Company's Compliance Officer on the SEC Memorandum Circular No. 2; 30 March 2005, scheduling of the Company's Annual Stockholders Meeting on June 29, 2005; 31 March 2005, certification of the Company's Petroleum Service Contracts with the

DOE; 19 April 2005, submission of one (1) pc. CD-ROM list of stockholders as of 4/15/05; 03 May 2005, retirement of EVP-Treasurer, Augusto B. Sunico effective 4/30/05 and appointment of Francisco A. Navarro as EVP and Reynaldo E. Nazarea as Treasurer & VP Admin; 30 May 2005, Company enter into a Deed of Assginment with GPC; 29 June 2005, disclosure of the election of directors and officers; 07 July 2005, promotion of Alessandro O. Sales to VP Explo;

4) List of Top 100 Stockholders as of 6/30/05;

5) Minutes of the Organizational Meeting of the Board of Directors;

6) SEC Form 20 - IS (Definitive Information Statement);

7) SEC Form 23 – A (Initial Statement of Beneficial Ownership of Securities);

8) General Information Sheet (G.I.S.); and

9) Annual Report for the year 2004.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

"Receipt Copy"

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

August 3, 2005

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2004;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended September 30, 2004 and March 31, 2005;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 05 October 2004, 05 November 2004, 06 December 2004, 06 January 2005, 03 February 2005, 04 March 2005, 06 April 2005, 05 May 2005, 06 June 2005 and 05 July 2005, number of the Company's shareholders owning at least one (1) board lot each as of 9/30/04, 10/31/04, 11/30/04, 12/31/04, 1/31/05, 2/28/05, 3/31/05, 4/29/05, 5/31/05 and 6/30/05, respectively; 05 November 2004, notice of the Company's intention to sell its 40% shareholdings in PCIC and 15% shareholdings in PCHI; 29 December 2004, Company's SecCert on the attendance of the members of the Board of Directors for the year 2004; 20 January 2005, certification by the Company's Compliance Officer on the SEC Memorandum Circular No. 2; 30 March 2005, scheduling of the Company's Annual Stockholders Meeting on June 29, 2005; 31 March 2005, certification of the Company's Petroleum Service Contracts with the

DOE; 19 April 2005, submission of one (1) pc. CD-ROM list of stockholders as of 4/15/05; 03 May 2005, retirement of EVP-Treasurer, Augusto B. Sunico effective 4/30/05 and appointment of Francisco A. Navarro as EVP and Reynaldo E. Nazarea as Treasurer & VP Admin; 30 May 2005, Company enter into a Deed of Assginment with GPC; 29 June 2005, disclosure of the election of directors and officers; 07 July 2005, promotion of Alessandro O. Sales to VP Explo;

4) List of Top 100 Stockholders as of 6/30/05;

5) Minutes of the Organizational Meeting of the Board of Directors;

6) SEC Form 20 - IS (Definitive Information Statement);

7) SEC Form 23 – A (Initial Statement of Beneficial Ownership of Securities);

8) General Information Sheet (G.I.S.); and

9) Annual Report for the year 2004.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

Copy

FILE NO. 82-2579

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Atty. Augusto B. Sunico

Contact Person

631-8151

Company Telephone Number

1 2 | 3 1
Month *Day*

SEC Form 17A (2004)

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

1 1 0 8 6

Total No. of Stockholders

P216.3 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 8 2005 WASH, D.C. 213

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2004

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter:
   THE PHILODRILL CORPORATION

5. Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
   Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
   Address of principal office — Postal Code

8. (632) 631-8151/52
   Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P187,081,835.00

Documents incorporated by reference:

(1) The Company's 2004 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

On property development, the Company holds a 5.08% equity investment in EDSA Properties Holdings Inc., the 78.72% owner of the Shangri-La Plaza Commercial Complex and 23.52% owner of KSA Realty Corporation. KSA Realty Corporation owns and operates The Enterprise Center which is one of the most modern and luxurious office buildings in Makati's central business district. The Company also maintains a 4.65% interest in Anglo Philippine Holdings Corporation (Anglo), an infrastructure and property development company. Anglo holds an 18.6% interest in MRT Holdings Inc. which operates the EDSA Metro Rail Transit III project and has a 15.79% stake in MRT Development Corporation which will develop the 16-hectare North Triangle property.

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.72% owned), Penta Capital Holdings Corporation, an investment holding company (20% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (50% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corp. (2.21%); Vulcan Industrial & Mining Corp. (2.08%) and United Paragon Mining Corp. (0.44%).

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 6A (Octon)

As mentioned in last year's annual report, the Octon Consortium signed the Farmout Agreement (FOA) with Rock Oil International, Inc. (ROII) in February 2004 after both parties finally agreed on the "carried issue" with the adoption of the 1992 HEPCO formula which provides for 50% reduction of the net carried interest. The signed FOA obligated ROII to spud the first commitment well by June 2004.

Despite the delayed FOA, ROII completed its geological and geophysical studies on the block as early as June 2003 with highly encouraging results. Additional works and further studies have identified several prospective structures, eight of which were elevated to drillable status. ROII, however, requested for the deferment of its drilling commitment in view of certain technical and legal issues. Firstly, no drilling rig was readily available at the time ROII should have been drilling its committed well. Secondly, ROII reported that its principal investors decided to defer operations in the country pending resolution of legal issues concerning exploration in the Philippines by foreign companies. In view of these difficulties, the Department of Energy (DOE) granted ROII an extension of the drilling deadline until September 2004. Unfortunately, ROII still failed to drill its commitment well on the set deadline.

During a partners' meeting held on September 10, 2004, the SC6A consortium agreed that the farm-in agreement with ROII had lapsed and that the farmed out interest should automatically revert back to the consortium. With this development, PHILODRILL in its capacity as block operator started promoting the area. A group of former key Petronas personnel expressed interest in acquiring petroleum interests in the country, including the SC6A Block. Black Gold Energy and Commissioning Services International, Ltd (CSI) have likewise expressed interests to farm-in into the Octon Block. PHILODRILL advised the potential farminees to formalize their farm-in proposals.

2.0 SERVICE CONTRACT NO. 6/6B (Cadlao/Bonita)

Exploration activities on SC6/6B remain suspended. The area, however, is included among the several petroleum blocks where CSI had expressed interest to farm-in. CSI proposes to conduct studies on the block's Meridian Prospect and to investigate the Bonita-1 prospect, a discovery well which flowed 1,100 BOPD during tests in 1989. CSI will also look into the possible staged-reactivation of the now idle Cadlao

field. Alcorn Gold Resources Corporation likewise expressed interest in putting the field back into production. Farm-in proposals from these companies are still being reviewed.

PHILODRILL is a non-paying party in SC 6 Cadlao Block, holding a 0.802702% revenue share in the gross proceeds from Cadlao field production. The company maintains a 21.875% interest on the SC 6B Bonita Block.

3.0 SERVICE CONTRACT NO. 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Operations Review

The combined oil production from the Nido and Matinloc fields totaled 138,503 barrels in 2004, a slight decrease of 6.78% from the previous year's combined output of 148,582 barrels. The drop in production resulted from the suspension of production operations at the two fields starting in September 2003 due to the shutdown of refinery of Caltex Philippines, the sole contracted buyer of the Nido and Matinloc crudes. Alcorn, the erstwhile block operator, subsequently negotiated a spot sale agreement with Pilipinas Shell Petroleum Corporation and the first shipment of approximately 13,500 barrels of Matinloc crude was made in May 2004. Production operations at the Nido field resumed in July 2004.

Both the Nido and Matinloc fields are currently being produced under a new one-year renewable crude sales agreement with Pilipinas Shell which was signed last November 2004 with an indicative combined volume of 20,000 barrels per month.

2004 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	Total
January	0	9,040	9,040
February	0	5,224	5,224
March	0	0	0
April	0	3,472	3,472
May	0	9,372	9,372
June	0	5,497	5,497
July	12,834	7,304	20,138
August	0	4,314	4,314
September	13,400	8,845	22,245
October	25,881	157	26,038
November	0	3,717	3,717
December	22,995	6,451	29,446
Total	**75,110**	**63,393**	**138,503**

Alcorn's Withdrawal and Change in Operatorship

The withdrawal of Alcorn Petroleum from the SC14, SC6 and SC6B consortia and the transfer of its interests to the surviving members was finalized on June 30, 2004. The management of the consortium affairs was handled by the Management Committee composed of representatives of The Philodrill Corporation, Basic Consolidated, Oriental Petroleum & Minerals Corporation, and Nido Petroleum until August 2004, when PHILODRILL was elected as operator of the SC14, SC6 and SC6B consortia. Tri-Power, a group composed of former Alcorn personnel, was contracted by the consortium to run the day-to-day operations of the producing fields

Following Alcorn's withdrawal and equity restructuring, PHILODRILL now has the following participating interests in the SC14 and SC6B blocks:

Area	Pre-Alcorn Withdrawal	Post-Alcorn Withdrawal
SC 14A (Nido Block)	20.317%	26.106%
SC 14B (Matinloc Block)	25.745	41.608
SC 14B-1 (North Matinloc)	9.748	17.850
SC 14C (W. Linapacan/Galoc Block)	20.100	25.588
SC 14D (Retention Block)	18.800	33.751
SC 6B (Bonita Block)	14.000	21.875

Farm-in Opportunities

In March 2004, a farm-in proposal was received from CSI for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks. Their proposals involved, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. Farm-in documents for the different areas were prepared and thoroughly reviewed. Majority of the consortium members, however, voted to reject CSI's farm-in offer into the Nido and Matinloc blocks. CSI is still pursuing its proposed farm-in into the North Matinloc, Tara, Libro and West Linapacan blocks. The consortium continues to evaluate the CSI farm-in proposals.

Parallel to the CSI farm-in interest, the SC14C – Galoc consortium received and evaluated a proposal from Team Oil, Cape Energy and Advanced Well Technologies for a possible farm-in in to the block. Copies of the formal farm-in proposal documents have been forwarded to and reviewed by all Galoc consortium members. The farminees offered to undertake a phased development of the Galoc field. The field produced about 380,000 barrels during extended production tests conducted in 1988. With the majority of the members accepting the proposal, the farm-in documents were signed in September 2004.

Team Oil and Cape Energy have since teamed up with the Netherlands-based Vitol Group which agreed to underwrite US$ 40 million for the development of the Galoc Field. The Vitol Group is involved in commodity trading, with a focus on global oil marketing. The farminees project the commencement of production from the Galoc Field in 2006.

Separate farm-in offers have been submitted by Basic Consolidated, Alcorn Gold Resources and a group of former UNOCAL personnel for some of the areas being farmed out to CSI and Cape Energy/Team Oil. The merits of their respective proposals are being evaluated.

4.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

Block operator UNOCAL spudded the first of its back-to-back wells using the rig SEDCO 601 on June 20, 2004. Zebra-1 well, positioned at 1,858 feet water depth, was programmed to test a set of stacked, strong amplitude reflectors corresponding geologically to stacked Pliocene sands located on a broad four-way closure lying on the present day upper shelf slope.

The target formations were intersected close to prognosed depths. Electric log indications pointed to at least three zones of interests: a 15 feet section between 4580 ft. and 4599 ft., a possible 3 feet of gas charged sand unit from 5179 ft. to 5182 ft., and a possible 3 feet of gas at interval 5432 ft. to 5435 ft. Fair to good gas readings of up to C_4 (butane) were recorded across some of the drilled sections. The well was drilled to a final depth of 6,070 feet. A final suite of wireline logs was successfully run and sidewall cores were taken. The rig was released on June 28, 2004 for the drilling of the second well. Drilling expenditures for the Zebra-1 well reached US$ 7.9 million.

After drilling the Zebra-1 well, UNOCAL spudded the Rhino-1 well on June 29, 2004. Water depth at location was 962 feet. On seismic, the Rhino Prospect was interpreted as an up thrown three-way closure against a large growth fault, one in a series of growth faults that step down into the basin. Primary objectives were upper to middle Miocene shelf clastics (sandstones interbedded with shales).

The well met its objective of encountering Late Miocene sands. Claystone and siltstone dominated the sections of the supposedly uppermost sand target horizon at interval 4500 ft. to 4517 ft. where several thin sandstones layers exhibited characteristically fair to good porosity. Sandstones increased in abundance from 4945 ft. to 5315 ft. with sand beds achieving thickness of up to 20 feet. Gas readings of up to C_1 (methane) were recorded. The well penetrated the thickest sandstone from 7773 ft. to 7870 ft. (87 ft thick). Resistivity logs, however, indicated a water-wet section.

The well reached its final depth of 8,070 feet on July 11, 2004. As there were no indication of hydrocarbon saturation on the electric logs, the well was plugged and abandoned and the rig was released on July 13, 2004. Well cost reached a total of US$ 5.9 million.

The drilling of Zebra-1 and Rhino-1 wells demonstrated the existence of good quality reservoir within the targeted fault blocks, although the area possibly lacks a robust hydrocarbon charge system. A review of Zebra-1 data showed that the well had abundant good sands but very low gas saturation. On the other hand, the Rhino well data showed abundance of good quality sands (at best, 23% porosity). The same sands are found to be oil-bearing in the Malaysian sector of the basin. There appears to be weak seal over the Rhino feature and cross faults do not seem to seal either, and thus are suspected to have probably caused hydrocarbon leakage through time.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. During the consortium meeting held last January 10, 2005, UNOCAL informed the partners of its intent to withdraw from the service contract. Sandakan Oil (OXY), BHP Billiton and TransAsia also withdrew. The remaining members of the consortium have until April 10, 2005 to either opt for the three-year extension of the contract period or to relinquish the area. The group had negotiated with the DOE for a reduction in the Service Contract Year 8 commitment consisting of one well to a geological and geophysical program. The new consortium voted Basic Consolidated as the interim operator of the block.

5.0 GSEC NO. 75 (Central Luzon)

PHILODRILL negotiated an option agreement with Reliance Oil & Gas, Inc., a Filipino registered corporation with UK funding, which earlier negotiated with PNOC-Energy Development Corporation (PNOC-EDC) for a farm-in into the block. Reliance Oil was farming-in to acquire 75% equity for the cost of two wells. PHILODRILL and its affiliated companies (Vulcan Industrial & Mining Corporation and Anglo-Philippine Holdings) signed an option agreement with Reliance to buy back a 10% equity interest in the block at various stages in the drilling of the two commitment wells.

However the farm-out between PNOC-EDC and Reliance Oil did not push through. Consequently the option agreement between Reliance Oil and the Philodrill Group was cancelled. This development, coupled with largely unsuccessful exploration efforts in the area, eventually led to the company's decision to terminate its interest in the block .

6.0 GSEC NO. 98 (Onshore Mindoro)

The GSEC technically expired on September 23, 2003. However, the DOE granted the consortium a limited time extension to enable it to complete talks with PNOC-EDC which earlier indicated interest to farm-in into the block. The DOE likewise allowed PHILODRILL as operator to promote the block to other potential farminees.

Sen Hong Resources Ltd. (HK), a publicly listed company with operations in China and Indonesia, expressed interest to farm-in into the block. It currently operates the Limau field in South Sumatra, producing about 6,000 BOPD. Sen Hong is prepared to drill a well as a minimum work commitment. At this

stage, no commercial terms have been put forward as talks between PHILODRILL and Sen Hong are still on the technical due diligence level.

The consortium is also in preliminary talks with LAXMI of Thailand and VAMEX of Vietnam involving a proposal where the present consortium will retain a 30% participating interest and will be carried free on the costs of geophysical and geological studies and in the first commitment well. However, the old consortium as represented by PHILODRILL, will share in the filing fee and signature bonus to be advanced by LAXMI. The DOE spearheads the negotiations among the interested parties that also include PNOC-EC.

7.0 SWAN Block (Northwest Palawan)

The consortium's application for a new GSEC was held in abeyance by the Department of Energy which included the area under the coverage of the First Philippine Contracting Round. The new contracting scheme of the government only considers application for a full service contract with no less than a well drilling commitment.

The consortium agreed to continue exploring the area and has stepped up its efforts in promoting the area to prospective partners. A U.K.-based company, Sterling Energy PLC, has expressed interest to participate with the consortium in submitting a joint bid for the areas under the SWAN Block. Negotiations with Sterling are ongoing for a 15% carried equity participation for the present consortium.

8.0 Southwest Palawan Block

GSEC 91, including its predecessor GSEC 64, covers this block. However, since Shell Philippines Exploration withdrew from all exploration activities in the Philippines, there has been no active interest in pursuing exploration activities in the block thus far.

Other Investments

EDSA Properties Holdings Inc. (EPHI), in which the Company has a 5.08% equity interest, reported a net income of P263 million in 2004, 4.5% higher than the 2003 profit level. The main factor behind the income growth was the relatively substantial increase in rental income resulting from the renovation of the shopping mall and the higher occupancy rate of the EDSA Shangri-La Hotel which leases a portion of the land. The Shang Grand Tower condominium project in Makati is due for completion by the end of 2005. Only 29% of the project's 254 units remained unsold as of end-2004. This project is expected to become a major revenue contributor to EPHI in the future.

Penta Capital Investment Corporation (PCIC), where the company has a 40% equity interest, posted a net income of P25 million in 2004 from a P17 million profit in 2003. Total revenues

increased by 36% to P95 million despite the low interest rates which prevailed which in turn squeezed interest spreads. This was mainly due to the sizable fees collected from the conclusion of the MRT III Notes Secondary Offering. The company looks forward to emerging opportunities in 2005, wherein reforms aimed at capital market and microfinance development complemented by policy directions aimed at building a stronger and more stable financial system bodes well for the financial market.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Business of Issuer

(a) Description of Registrant

The Company is an investment holding firm with investments in property development, financial service, oil exploration and production, and mining.

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 64% of the total gross revenues and 13% of total net loss. Information as to production volume follows (in barrels):

	2004	2003	2002
Nido	75,110	80,311	148,044
Matinloc	63,393	68,271	108,606
total	138,503	148,582	256,650

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 14% of the total gross revenues and 3% of the total net loss.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido and Matinloc oilfields. The oil produced and saved from these areas was sold locally to Pilipinas Shell. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue - the Company sold its share in the crude oil to Pilipinas Shell in 2004. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2004 was Pilipinas Shell.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee companies, presently EPHI and Penta Capital Investment Corporation.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 15 to the Company's 2004 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company.

j) Employees – As December 31, 2004, the Company has 26 employees. The Company does not anticipate hiring additional employees within the ensuing twelve (12) months. The present employees are not subject to Collective Bargaining Agreement.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers	1	3
Managers/Technical Personnel	3	1
Rank and File	6	12
	10	16

k) Mining and Oil Companies – information required herein is provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 6 to the Company's 2004 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture based on the appraised value of the office condominium units amounting to about P71.55M as of September 2003, are used as collateral for some of the Company's loans. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC / GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	43.33000%	P 405,809
(Saddle Rock/Esperanza)	37.05000	64,844
SC 41 (Sulu Sea)	2.32200	143,970
GSEC 98 (Onshore Mindoro)	00.00000	73,089
Swan Block (NW Palawan)* unified	32.97500	91,852
SC 6B (Bonita/Cadlao)	21.87500	12,710
SW Palawan	1.9500	4,822
Others		1,058
		P 798,154

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2004 and 2003 and the first quarter of the current year 2005, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2005			
	First Quarter	P 0.540	P 0.215
2004			
	First Quarter	0.235	0.135
	Second Quarter	0.290	0.140
	Third Quarter	0.280	0.180
	Fourth Quarter	0.270	0.180
2003			
	First Quarter	0.160	0.150
	Second Quarter	0.200	0.160
	Third Quarter	0.230	0.180
	Fourth Quarter	0.235	0.150

(2) Holders

There were 11,086 shareholders of record as of December 31, 2004. Common shares outstanding as of December 31, 2004 totaled 1,534,944,016 shares. SEC approved the last registration of the capital stock filed on January 27, 1994.

Top 20 stockholders as of December 31, 2004:

Name	No. of Shares Held	% to Total
1. National Book Store, Inc.	259,157,603	16.884
2. Vulcan Industrial & Mining Corporation	205,876,535	13.413
3. Philex Mining Corporation	174,403,750	11.362
4. Alakor Corporation	58,626,260	3.819
5. Teresita dela Cruz	25,507,577	1.662
6. Alakor Securities Corp.	24,272,036	1.581
7. Phil. Overseas Telecomms. Corp.	24,234,387	1.579
8. Trafalgar Holdings Phil., Inc.	14,740,821	0.960
9. Wealth Securities, Inc.	9,693,122	0.631
10. Oscar T. Lee	7,443,947	0.485
11. Sapphire Securities, Inc.	6,500,812	0.424
12. Henry A. Brimo	6,013,353	0.392
13. Alsons Consolidated Resources, Inc.	5,667,200	0.369
14. Conrado S. Chua	4,905,652	0.319
15 RCBC Trust Account #72-230-8	3,854,825	0.251
16. Ang Ngo Chiong	3,643,112	0.237
17. Nicasio I. Alcantara	3,632,000	0.236
18. Albert Awad	3,515,620	0.229
19. RCBC Trust Account #32-314-4	3,368,821	0.219
20. Alberto Mendoza &/or Jeanie C. Mendoza	3,179,104	0.207

(3) Dividends

NO dividends were declared during the last two (2) years 2003 and 2004 and the first quarter of the current year 2005.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

(i) Collecting a portion of Accounts Receivables as of December 31, 2004; or,
(ii) Selling a portion of its existing investments.
(iii) Generating cash from loans and advances.

(B) The Company is now considering farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2004, 2003 and 2002 are presented below:

(In thousands of Pesos)	2004	2003	2002
Petroleum revenues	37,575	21,853	30,194
Investment income	7,927	21,120	31,622
Interest & other income	13,018	10,021	14,213
Net income (loss)	(283,218)	(38,331)	(21,315)
Total assets	2,176,559	2,647,476	2,613,672
Net worth	1,730,335	2,115,293	2,203,423
Issued & subscribed capital	1,534,944	1,534,944	1,534,950

The top five (5) key performance indicators of the Company are as follows:

	Dec 31, 2004	Dec 31, 2003
Current Ratio	0.07 : 1	0.04 : 1
Current Assets	22,175,870	18,849,867
Current Liabilities	297,350,067	450,778,161
Debt to Equity Ratio	0.26 : 1	0.23 : 1
Total Liabilities	446,224,409	487,245,851
Stkholders' Equity	1,730,334,948	2,115,292,793
Equity to Debt Ratio	3.88 : 1	4.34: 1
Stkholders' Equity	1,730,334,948	2,115,292,793
Total Liabilities	446,224,409	487,245,851
Book Value per Share	1.12730	1.37809
Stkholders' Equity	1,730,334,948	2,115,292,793
Ave. shs outstanding	1,534,944,016	1,534,947,230
Loss per Share	0.18451	0.02497
Net Loss	283,218,466	38,331,331
Ave. shs outstanding	1,534,944,016	1,534,947,230

Current Ratio increased to 0.07:1 as of December 31, 2004 from 0.04:1as of December 31, 2003. The Company's current liabilities exceeded its current assets by P275.2 million as of December 31, 2004 and P431.9 million as of December 31, 2003. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P195.2 million as of December 31, 2004 and P192.9 million as of December 31, 2003. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.73:1 as of December 31, 2004 and 0.47:1 as of December 31, 2003.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, almost all of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 10 and 12 to the Company's 2004 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets increased from P2.6 billion as of year-end 2003 to P2.2 billion as of year-end 2004.
   - Cash account increased by P1.1 million or 47% from P2.2 million as of December 31, 2003 to P3.3 million as of December 31, 2004, the increase was due to the collection of some receivables.

- Receivables decreased by P2.9 million or 18%. The decline was due to some receivables collected.
- Other current assets decreased by P0.4 million or 60% due to the application of prepaid income tax booked as of December 31, 2004.
- Investments decreased by 31% mainly as a result of the disposal of a portion of the EPHI investment.
- Other noncurrent assets increased by 20% due to additional accrued interest receivable booked in 2004.

b) Total current liabilities decreased from P450.8 million in 2003 to P297.3 million in 2004.
  - Loans payable decreased by P200.4 million or 77% mainly due to the settlement of some loans and reclassifications made on the long-term debt.
  - Current portion of long-term debt increased by P63.8 million due to the reclassification made on the long-term debt to current liability.
  - Trade and other payables decreased by P16.9 million or 13% due to payments of some accounts during the year.
  - Advances from related companies increased by P77.9 million due to additional advances made in 2004.
  - Additional information is also contained in Notes 12 and 15 of the Report of the Independent Auditors.

c) Stockholders' equity decreased by P385.0 million mainly due to the P283.2 million loss incurred during the year which also resulted to the 82% decrease in the Retained Earnings account and the P144.1 million decrease in the share in associate's revaluation account in compliance with the new accounting standards.

d) Gross revenues in 2004 totaled P58.5 million compared to P53.0 million in 2003 and P76.0 million in 2002. The increase in revenues in 2004 was accounted for mainly by the higher income from petroleum operations which was up by P15.7 million. The increase was caused primarily by the higher crude prices in 2004. The average price per barrel in 2004 was US$ 19.29 as compared to US$ 13.91 in 2003. Equity in net earnings of associates decreased by P13.2 million. Interest, dividends and other income increased by P3.0 million mainly due to higher interest income and the foreign exchange gain booked in 2004.

f) Total costs and expenses in 2004 increased by P250.1 million despite the P17.1 million decrease in interest and financing charges. The increase was due mainly

to the P229.6 million loss on disposal of part of the EPHI investment booked in 2004 and the provision for probable loss on deferred oil exploration and development charges of P37.5 million.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation, EXCEPT as discussed below:

As disclosed in Note 12 to the Financial Statements, the Company was unable to pay principal installments due for the period September 2003 to December 2004 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

Also as disclosed in Notes 2 and 10 to the Financial Statements, the Company failed to make principal and interest payments to some creditor banks. The Company is continuously negotiating with the banks for the restructuring of its loan and/or possible settlement through dacion en pago.

The other local banks charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of December 31, 2004, the Company had not fully recognized the penalty charged by creditor banks pending the final outcome of the restructuring of the loans which is expected to result in the substantial condonation of the accrued penalties.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period, except as disclosed in Note 20 to the Financial Statements.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2004 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Information on Independent Accountant and other Related Matters

Information on Independent Accountant. The accounting firm of Sycip, Gorres, Velayo and Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2003 and 2004 annual stockholders' meeting.

External Audit Fees and Services. The fees of the external auditor in the past two (2) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2004	P320,000	-0-	-0-
2003	P325,000	-0-	-0-

For the past two (2) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for years 2004 and 2003. The amounts under the caption "Audit and Audit Related Fees" for the years 2004 and 2003 pertain to these services.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. The Board and stockholders approve the Audit Committee's recommendations.

The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.
The Information required by Item 8 is contained in the Report of Independent Auditors on the Company's 2004 Audited Financial Statements.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Name	Age	Citizenship	Position	Period of service as such officer From	To
Alfredo C. Ramos	61	Filipino	Chairman of the Board	02 December 1992	Present
			President	24 April 1989	Present
Augusto B. Sunico	76	Filipino	Director	18 May 1984	Present
			EVP & Treasurer	24 April 1989	Present
Walter W. Brown	66	Filipino	Director	20 August 2003	Present
Gerard H. Brimo	53	Filipino	Director	30 October 1985	Present
Presentacion S. Ramos	63	Filipino	Director	28 May 1997	Present
Nicasio I. Alcantara	62	Filipino	Director	16 December 1991	Present
Honorio A. Poblador III	59	Filipino	Director	18 November 1992	Present
			Independent Director	2002	Present
Maximo G. Licauco III	55	Filipino	Director	29 November 1988	Present
Teodoro L. Locsin, Jr.	56	Filipino	Director	29 November 1988	Present
			Independent Director	2002	Present
Francisco A. Navarro	62	Filipino	VP-Exploration	01 November 1986	Present
Reynaldo E. Nazarea	54	Filipino	VP-Finance & Admin.	16 September 1987	Present

The Company's independent directors are Honorio A. Poblador III and Teodoro L. Locsin, Jr.

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Atty. Augusto B. Sunico has been a Director and Executive Vice President since October 1989.

Mr. Gerard H. Brimo, Mr. Maximo G. Licauco III, Teodoro L. Locsin, Jr., and Mrs. Presentacion S. Ramos have been Directors since 1985, 1988, 1988 and 1997 respectively.

Dr. Walter W. Brown was elected director in August 20, 2003 to replace Mr. Henry A. Brimo who retired as director.

Independent directors Mr. Nicasio I. Alcantara and Mr. Honorio A. Poblador III have been directors of the Company since 1991 and 1992, respectively.

Mr. Francisco A. Navarro became the Vice President for Exploration in November 1986.

Mr. Reynaldo E. Nazarea became the Vice President for Finance and Administration in September 1987.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Dr. Walter W. Brown was elected director of the Company in August 2003 to replace Mr. Henry A. Brimo who retired as director. Dr. Brown is presently the Chairman and CEO of Philex Mining Corporation. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Honorio A. Poblador III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others.

Mr.Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of the companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Teodoro L. Locsin, Jr. is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Anglo Philippine Holdings Corp. Atlas Consolidated Mining and Devt. Corp. Edsa Properties Holdings, Inc. Kuok Philippine Properties, Inc. Penta Capital Investment Corp. Penta Capital Finance Corp. Philippine Seven Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Walter W. Brown	A. Brown Company, Inc. Philippine Realty and Holdings Corp. Philex Mining Corp.
Augusto B. Sunico	Alakor Securities Corp. Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Manuel L. Quezon University Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Gerard H. Brimo	Philex Mining Corp. Philtread Holdings Corp. Phil. Realty and Holdings Corp.
Presentacion S. Ramos	Alakor Securities Corp. Anglo Philippine Holdings Corp.
Nicasio I. Alcantara	Alcor Transport Corp. Alsons Aqua Technologies, Inc. Alsons Corporation Alsons Development and Investment Corp. Alsons Land Corporation Alsons Properties Corporation Aquasur Resources Corporation Banc Asia Capital Corp.

Nicasio I. Alcantara	Buayan Cattle Co., Inc. C. Alcantara and Sons, Inc. Conal Corporation Finfish Hatcheries, Inc. Lima Land, Inc. Lima Water Corporation Petron Corporation Saranggani Agricultural Co., Inc. Seafront Resources Corp. South Star Aviation Company T'boli Agro-Industrial Devt., Inc.
Honorio A. Poblador III	Alsons Consolidated Resources, Inc. Philippine Comm. Satellite Corp. Phil. Overseas Telecomm. Corp.
Maximo G. Licauco III	Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Teodoro L. Locsin, Jr.	Independent Daily New, Inc. Government Service Insurance System Mutual Fund L-R Publications, Inc.

(2) Significant Employees

Other than its current officers and employees, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

The following are the family relationships among officers and directors: Mr. Alfredo C. Ramos is married to Ms. Presentacion S. Ramos; Atty. Augusto B. Sunico and Mr. Maximo G. Licauco are Mr. Ramos' brothers-in-law.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	Chairman/President				
Henry A. Brimo	Vice Chairman				
Augusto B. Sunico	Exec. Vice President and Treas.				
Francisco A. Navarro	Vice President				
Reynaldo E. Nazarea	Vice President				
		2003	1,139,005	-	-
		2004	1,174,343	-	-
		2005 (est)	1,291,778	-	-
All officers and directors as a group unnamed		2003	2,395,237	-	-
		2004	2,618,459	-	-
		2005 (est)	2,880,305	-	-

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company cár plan. Other than what is provided under applicable labor láws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2004 the Company knows of no one who beneficially owns in excess of 5% of the Company's common stock except as set forth in the table below:

Title of Class	Name and address record/beneficial owner	Amount and nature of record/beneficial of ownership	Citizenship	Percent of class
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City	P 337,685,610 (of record)	Filipino	21.99%
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	259,157,603 (of record)	Filipino	16.88
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	205,876,535 (of record)	Filipino	13.41
Common	Philex Mining Corp.** Philex Bldg., Brixton Corner Fairlane Sts. Pasig City	174,403,750 (of record)	Filipino	11.36

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of a specific record date.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Dr. Walter W. Brown and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2004:

Title of Class	Name of beneficial owner	Amount of ownership	Citizenship	Percent of class
Total A&B	Alfredo C. Ramos (D/CEO)	P 107,074	Filipino	<0.010 %
Total A&B	Augusto B. Sunico (D/O)	16,511	Filipino	<0.010
Total A&B	Walter W. Brown (D)	10,000	Filipino	<0.010
Total A&B	Gerard H. Brimo (D)	224,250	Filipino	0.014
Total A&B	Maximo G. Licauco III (D)	124,461	Filipino	<0.010
Total A&B	Teodoro L. Locsin, Jr. (D)	804	Filipino	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	Filipino	0.236
Total A&B	Honorio A. Poblador III (D)	299,000	Filipino	0.019
Total A&B	Presentacion S. Ramos (D)	1,000	Filipino	<0.010
Total A&B	Francisco A. Navarro (O)	NIL	Filipino	NIL
Total A&B	Reynaldo E. Nazarea (O)	NIL	Filipino	NIL

As of December 31, 2004, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 4,415,100 shares, or approximately 0.288% of the Company's outstanding capital stock.

(2) Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(3) Changes in Control

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 is contained on Note 15 to the Company's 2004 Audited Financial Statements.

PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a written Code of Conduct for the Board, CEO and staff, but has not yet adopted the same pending further discussions on the matter. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest

2. The Company has an organizational plan supported by a business plan and budget set by Management and approved by the Board and has clearly defined operational and financial performance measures.

3. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)

(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April, 2 9 2005.

By:

ALFREDO C. RAMOS
Principal Executive/Operating Officer

REYNALDO E. NAZAREA
Comptroller/Principal Accounting Officer

AUGUSTO B. SUNICO
Principal Financial Officer

ADRIAN S. ARIAS
Corporate Secretary

2 9 APR 2005

SUBSCRIBED AND SWORN to before me this _____ day of April 2005 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	RES. CERT. NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	0602254 6	01-05-2005	Manila
AUGUSTO B. SUNICO	15972917	01-14-2005	Mandaluyong
REYNALDO E. NAZAREA	23031739	02-22-2005	Makati
ADRIAN S. ARIAS	15986697	01-24-2005	Mandaluyong

Notary Public

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
ISSUED ON 1-3-05
MANDALUYONG CITY

DOC. NO. 246
PAGE NO. 51
BOOK NO. 85
SERIES OF 2005

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

(Long-term Loans from Related Companies)
K. Guarantees of Securities of Other Issuers *
L. Reserves *
M. Capital Stock

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
LIST OF ITEMS REPORTED UNDER SEC FORM 17C

Date of Report	Description
January 23, 2004	Amendment on the earlier disclosure on the number of shares of EDSA Properties Holdings, Inc. ceded to DBP, the correct number of shares being 201,378,888 share instead of 128,266,808.
January 30, 2004	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.
February 18, 2004	The Board of Directors has scheduled the Annual Stockholders' Meeting on June 23, 2004, and the record date for purposes of determining the stockholders of record entitled to notice of and to vote at the said meeting is March 26, 2004.
March 17, 2004	Board of Directors' approval to adopt Section 4.2 of the Revised Disclosure Rules entitled "Selective Disclosure of Material Information" as part of the Company's Code of Corporate Governance.
March 22, 2004	The Company together with the other members of consortium, signed an Option Agreement with Alcorn Phils., Inc, Alcorn Production (Phils.), Inc., Altisima Energy, Inc. and VAALCO Energy, Inc. (collectively referred as VAALCO Group).
March 25, 2004	Resignation of the Company's Internal Auditor
March 26, 2004	Time and venue of the Annual Stockholders' Meeting for 2004
March 31, 2004	Submission of CD-ROM List of Stockholders as of March 26, 2004
April 5, 2004	Report on the number of the Company's shareholders owning at least one board lot as of March 31, 2004.
May 3, 2004	The Company together with the other members of the consortium signed a Purchase and Sale Agreement with the VAALCO Group.

May 4, 2004	Report on the number of the Company's shareholders owning at least one board lot as of March 31, 2004.
May 12, 2004	Board of Directors' approval on the amendment of the Company's By-Laws to incorporate SRC Rule 38 (Nomination and Election of Independent Director)
June 3, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of May 31, 2004
June 21, 2004	Unocal Sulu, Ltd. as operator of Service Contract 41 has spudded the Zebra #1 wel located in the Sulu Sea.
June 23, 2004	Election of Directors and Officers
June 30, 2004	Appointment of the Company as one of the Joint Operators of Service Contracts Nos. 14 and 6
July 5, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of June 30, 2004
July 21, 2004	Appointment of Officers
July 26, 2004	Appointment of the Company as the Operator of Service Contract No. 14, 6 and 6B
August 4, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of July 30, 2004
September 3, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of August 31, 2004
September 22, 2004	Appointed Officers have accepted their respective appointments to the Nomination, Compensation & Remuneration, Audit Committees
	Department of Energy's approval on the appointment of Basic Consolidated, Inc., Oriental Petroleum & Minerals Corp., and The Philodrill Corp. as Joint Operators of Service Contract Nos. 6, 6B and 14.

September 27, 2004	The Company together with the other members of the Service contract No 14, Block C (Galoc Block) have signed a Farmin Agreement with Team Oil Ltd., and Cape Energy Pty Ltd.
October 5, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of September 30, 2004
November 5, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of October 31, 2004
December 6, 2004	Report on the number of the Company's shareholders owning at least one board lot each as of November 30, 2004
December 29, 2004	Secretary's Certificate of the Company's attendance of the members of the Board of Directors for the year 2004
January 6, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of December 31, 2004

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2004, 2003 and 2002. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board /Chief Executive Officer

Augusto B. Sunico
Chief Financial Officer

SUBSCRIBE AND SWORN to before me this 21 APR 2005 day of April 2005 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC No.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	06022546	01/05/2005	Manila
AUGUSTO B. SUNICO	15972917	01/14/2005	Mandaluyong City

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
ISSUED ON 1-3-05
MANDALUYONG CITY

DOC. NO. 208
PAGE NO. 43
BOOK NO. 88
SERIES OF 2005

JHo

COVER SHEET

3	8	6	8	3

SEC Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Atty. Augusto B. Sunico
(Contact Person)

631-1801 to 05;
631-8151 to 52
(Company Telephone Number)

1	2		3	1

Month *Day*
(Calendar Year)

AAFS
(Form Type)

Month *Day*
(Annual Meeting)

Not Applicable
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Not Applicable
Amended Articles Number/section

Total Amount of Borrowings

11,086
Total No. of Stockholders

₱216.3 million
Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

BUREAU OF INTERNAL REVENUE
RECEIVED
MAY 03 2005
JOCELYN M. ...
DATE:
REV. REGION - Q.C.-RDO 41 MANDALUYONG CITY

SGV & Co

■ SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

■ Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 40% and 49% of the Company's total assets in 2004 and 2003, and the equity in their net earnings represent about 14%, 40% and 42% of total revenues in 2004, 2003 and 2002, respectively. The financial statements of EPHI and PentaCapital for 2003 and 2002 were audited by other auditors whose reports, have been furnished to us, and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003 and 2002 is based solely on the reports of other auditors. As more fully discussed in Note 7, the reports of the other auditors on the 2003 and 2002 financial statements of PentaCapital were qualified in part for the nonrecognition of losses on past due loan, receivables from customers and others, and investments, nonrecognition of revenues amounting to ₱37.0 million in 2003 and ₱7.0 million in 2002, and a direct charge to retained earnings of the reversal of allowance for probable losses of ₱2.5 million in 2002. The other auditors' reports on the 2003 and 2002 financial statements were also qualified for their inability to perform sufficient additional procedures on the 2003 and 2002 financial statements of Penta Holdings, an associate of PentaCapital.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings audited by other auditors and, we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investments in Penta Holdings of ₱44.7 million in 2004 and ₱44.4 million in 2003, and the corresponding equity in net earnings of ₱0.3 million in 2004 and ₱0.1 million in 2003 and 2002.

For purposes of applying the equity method of accounting, the Company adjusted the 2003 and 2002 financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments to the qualifications mentioned in the first paragraph have been included in the financial statements of PentaCapital. The opinion of the other auditors, however, does not cover the restatement of those statements, to reflect the adjustments relative to the qualifications as discussed in the first paragraph.

In our opinion, based on our audits and the reports of other auditors, and except for the effects on the 2004, 2003 and 2002 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities, and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

As discussed also in Note 2 to the financial statements, the Company has incurred recurring net losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. In addition, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of an uncertainty which may cast doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Sycip Gorres Velayo & Co

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 1195847, January 3, 2005, Makati City

April 20, 2005

THE PHILODRILL CORPORATION
BALANCE SHEETS

		December 31
	2004	2003 (As restated, see Note 3)
ASSETS		
Current Assets		
Cash	**₱3,286,916**	₱2,235,123
Receivables (Notes 4 and 5)	**13,139,906**	16,001,362
Crude oil inventory	**5,501,496**	–
Other current assets	**247,552**	613,382
Total Current Assets	**22,175,870**	18,849,867
Noncurrent Assets		
Property and equipment - net (Notes 2, 5, 6 and 10)	**296,512,043**	301,144,341
Investments - net (Notes 7, 9, 10 and 12)	**922,529,991**	1,333,567,126
Advances to related companies - net (Note 15)	**64,832,665**	67,971,724
Deferred oil exploration and development costs – net (Notes 2, 5 and 8)	**798,153,561**	820,540,256
Other noncurrent assets - net (Note 9)	**72,355,227**	60,465,331
Total Noncurrent Assets	**2,154,383,487**	2,583,688,778
Total Assets	**₱2,176,559,357**	₱2,602,538,645
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Note 10)	**₱57,946,286**	₱258,346,160
Trade and other payables (Note 11)	**108,913,861**	125,767,441
Current portion of long-term debt (Note 12)	**123,813,325**	59,987,965
Dividends payable	**5,013,853**	5,013,853
Subscriptions payable	**1,662,742**	1,662,742
Total Current Liabilities	**297,350,067**	450,778,161
Noncurrent Liabilities		
Advances from related companies (Note 15)	**114,377,124**	36,467,691
Long-term Debt - net of current portion (Note 12)	**34,497,218**	–
Total Noncurrent Liabilities	**148,874,342**	34,467,691
Stockholders' Equity		
Capital stock - ₱1 par value (Note 13)		
Authorized - 1.55 billion shares		
Issued	**1,482,066,842**	1,482,066,842
Subscribed	**52,877,174**	52,877,174
Subscriptions receivable	**(2,112,899)**	(2,112,899)
Share in associate's revaluation increment (Notes 7 and 13)	**294,860,608**	438,932,589
Unrealized losses on decline in market value of investments (Note 7)	**(158,419,567)**	(200,752,169)
Retained earnings (Notes 7 and 13)	**61,062,790**	344,281,256
Total Stockholders' Equity	**1,730,334,948**	2,115,292,793
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**₱2,176,559,357**	₱2,602,538,645

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF INCOME

	Years Ended December 31		
	2004	2003	2002
REVENUES			
Share in petroleum operations (Notes 2 and 5)	**₱37,575,381**	₱21,852,692	₱30,193,810
Interest (Note 15)	**9,898,490**	8,891,167	10,735,655
Equity in net earnings of associates (Note 7)	**7,926,567**	21,120,465	31,622,647
Foreign exchange gains - net (Note 5)	**1,983,232**	–	–
Dividends	**535,665**	370,780	3,078,200
Miscellaneous	**600,293**	759,907	398,934
	58,519,628	52,995,011	76,029,246
COSTS AND EXPENSES			
Loss on disposal of shares of stock (Notes 7 and 10)	**229,629,714**	–	–
Provision for probable losses on deferred oil exploration and development costs (Note 8)	**37,528,646**	–	–
Interest and financing charges (Notes 2, 10, 11, 12 and 15)	**31,965,741**	49,056,082	33,825,754
Share in costs and operating expenses (Notes 5 and 16)	**28,034,642**	26,701,166	26,687,047
General and administrative expenses (Note 17)	**14,177,285**	13,557,653	24,908,144
Foreign exchange losses - net (Note 5)	–	1,913,916	1,485,664
Provision for decline in value of other investments (Note 7)	–	–	10,105,548
	341,336,028	91,228,817	97,012,157
LOSS BEFORE INCOME TAX	**282,816,400**	38,233,806	20,982,911
PROVISION FOR INCOME TAX (Note 19)	**402,066**	97,525	332,354
NET LOSS (Note 14)	**₱283,218,466**	₱38,331,331	₱21,315,265
Loss Per Share (Note 14)	**₱0.18451**	₱0.02497	₱0.01445

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Capital Stock (Note 13)							
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable	Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
Balances at January 1, 2002, as previously reported	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱431,316,269	₱2,200,498,597
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(45,561,001)	–	–	(45,561,001)
Balances at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	440,257,989	(165,321,670)	431,316,269	2,154,937,596
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(662,700)	–	–	(662,700)
Net loss	–	–	–	–	–	–	(21,315,265)	(21,315,265)
Balances at December 31, 2002, as restated	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱439,595,289	(₱196,871,610)	₱382,612,587	₱2,158,173,809
Balances at January 1, 2003, as previously reported	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱484,844,431	(₱196,871,610)	₱382,612,587	₱2,203,422,951
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(45,249,142)	–	–	(45,249,142)
Balances at January 1, 2003, as restated	1,482,068,946	52,881,496	–	(2,112,899)	439,595,289	(196,871,610)	382,612,587	2,158,173,809
Adjustment on fractional shares	(2,104)	(4,322)	–	–	–	–	–	(6,426)
Decline in MV of marketable securities	–	–	–	–	–	(3,880,559)	–	(3,880,559)
Share in change in associate's revaluation Increment	–	–	–	–	(662,700)	–	–	(662,700)
Net loss	–	–	–	–	–	–	(38,331,331)	(38,331,331)
Balances at December 31, 2003, as restated	₱1,482,066,842	₱52,877,174	₱–	(₱2,112,899)	₱438,932,589	(₱200,752,169)	₱344,281,256	₱2,115,292,793
Balances at January 1, 2004, as previously reported	₱1,482,066,842	₱52,877,174	₱–	(₱2,112,899)	₱483,869,872	(₱200,752,169)	₱344,281,256	₱2,160,230,076
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(44,937,283)	–	–	(44,937,283)
Balances at January 1, 2004, as restated	1,482,066,842	52,877,174	–	(2,112,899)	438,932,589	(200,752,169)	344,281,256	2,115,292,793
Recovery in MV of marketable securities	–	–	–	–	–	28,192,000	–	28,192,000
Share in change in associate's revaluation Increment	–	–	–	–	(373,228)	–	–	(373,228)
Disposals of associate's shares (Notes 7 and 10)	–	–	–	–	(143,698,753)	14,140,602		(129,558,151)
Net loss	–	–	–	–	–	–	(283,218,466)	(283,218,466)
Balances at December 31, 2004	₱1,482,066,842	₱52,877,174	₱–	(₱2,112,899)	₱294,860,608	(₱158,419,567)	₱61,062,790	₱1,730,334,948

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	**(₱282,816,400)**	(₱38,233,806)	(₱20,982,911)
Adjustments for:			
Loss on disposal of shares of stock (Note7)	**229,629,714**	–	–
Provision for probable losses on deferred oil exploration and development costs (Note 8)	**37,528,646**	–	–
Interest and financing charges	**31,965,741**	49,056,082	33,825,754
Depletion and depreciation	**3,514,068**	3,546,555	4,404,801
Unrealized foreign exchange losses (gains)	**(1,983,232)**	2,122,187	1,491,869
Equity in net earnings of associates (Note 7)	**(7,926,567)**	(21,120,465)	(31,622,647)
Interest income	**(9,898,490)**	(8,891,167)	(10,735,655)
Provision for doubtful accounts	–	–	9,292,397
Operating income (loss) before working capital changes	**13,480**	(13,520,614)	(14,326,392)
Decrease (increase) in:			
Receivables	**5,259,722**	9,484,120	(5,136,725)
Crude oil inventory	**(5,501,496)**	–	847,064
Other current assets	**365,830**	21,562	–
Increase in trade and other payables	**6,254,646**	26,695,847	15,224,119
Net cash generated from (used in) operations	**6,392,182**	22,680,915	(3,391,934)
Interest received	**7,087**	9,190	15,107
Interest and financing charges paid	**(15,642,337)**	(15,761,681)	(49,205,678)
Income taxes paid	**(402,066)**	(413,173)	(332,354)
Net cash from (used in) operating activities	**(9,645,134)**	6,515,251	(52,914,859)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**5,038,183**	3,801,581	33,097,912
Share in movements of wells, platforms and other facilities	**4,850,513**	5,813,412	–
Reductions in (additions to):			
Other property and equipment	**(3,732,283)**	(4,745,273)	(14,464,724)
Deferred oil exploration and development costs	**(19,493,535)**	(6,714,854)	(2,684,881)
Advances to related companies	**(682,411)**	(1,307,587)	(5,637,084)
Other noncurrent assets	**(1,998,493)**	(2,202,119)	2,339,840
Investments	–	–	(675,307)
Net cash from (used in) investing activities	**(16,018,026)**	(5,354,840)	11,975,756
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Loan availment	**20,000,000**	–	–
Advances from related companies	**7,257,453**	–	–
Sale of treasury stock	–	–	35,790,941
Subscriptions receivable	–	–	20,973,177
Payments of:			
Loans payable	**(542,500)**	(1,702)	(15,131,478)
Long-term debt	–	(57,500)	–
Dividends payable	[illegible]	–	139,356
Adjustments on fractional shares	[illegible]	(6,[illegible])	[illegible]
Net cash from (used in) financing activities	**26,714,953**	(65,628)	41,77[illegible]
NET INCREASE IN CASH	**1,051,793**	1,094,783	832,893
CASH AT BEGINNING OF YEAR	**2,235,123**	1,140,340	307,447
CASH AT END OF YEAR	**₱3,286,916**	₱2,235,123	₱1,140,340

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2004 and 2003 is presented in Note 7.

The Company's average number of employees was 27 in 2004 and 28 in 2003.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 were authorized for issue by the Board of Directors on April 20, 2005.

2. Status of Operations and Management Plans

Petroleum Operations

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2004 and 2003 follow:

	Participating Interest (in percentage)	
	2004	2003
SC 6 (Northwest Palawan)		
Block A		
Cadlao Block	**0.803**	0.803
Octon Block	**43.330**	43.330
Block B (Bonita)	**21.875**	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	**26.106**	20.317
Block B (Matinloc)	**41.608**	25.745
Block B-1 (North Matinloc)	**17.850**	9.748
Block C (West Linapacan)	**25.588**	20.100
Block D (Retention Block)	**33.751**	18.800
Tara Block	**22.500**	22.500
SC 41 (Sulu Sea)	**2.322**	2.322
GSEC 98 (Onshore Mindoro)	**79.455**	79.455
SW Palawan	**1.950**	1.950
SWAN Block (Northwest Palawan)	**32.975**	32.975

SC 6 BLOCK A

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

The consortium has received an offer from Commisioning Services International, Inc. (CSI) to farm-in to the various blocks of SC 6A Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 6 BLOCK B
Production and exploration activities on SC 6B remain suspended. Farm-in proposals from CSI and another company are still being reviewed.

SC 14
The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However starting May 2004, operatorship of SC14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continue in the other areas of SC 14.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of the Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreements (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option.

In August 2003, the consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement. In November 2004, the consortium entered into a one-year extension of the crude sales agreement renewable for another year at the option of the buyer.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc. (Alcorn), Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (Agreement) with Basic Petroleum & Minerals Corp. (Basic), Oriental Petroleum & Minerals Corp. (Oriental), Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd. (Nido), Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. (Trans-Asia) and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6B and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);

2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and,

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:

a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other offshore facilities;

b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and

c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

Alcorn's withdrawal from the SC 14 and SC 6B consortia and the transfer of its interests to the surviving members was finally completed on June 30, 2004. The management of the consortium affairs is now being handled by the Management Committee which is composed of representatives of the Company, Basic, Oriental and Nido. Following Alcorn's withdrawal and equity restructuring, the Company's participating interest in the SC 14 and SC 6B blocks increased.

A core group of former Alcorn employees has been contracted to handle the technical operations of the producing fields under the supervision of the Company as lead operator.

In March 2004, a farm-in proposal was received from CSI for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks. CSI's proposal involved, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. Farm-in proposal from CSI is still being reviewed by the consortium members.

Parallel to the CSI farm-in interest, the SC 14C - Galoc consortium approved the farm-in proposal from Team Oil, Cape Energy and Advanced Well Technologies in September 2004.

SC 41

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Blocks A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization

and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The remaining members of the consortium have until April 10, 2005 to either opt for the three-year extension of the contract period or to relinquish the area. The new consortium has negotiated with the DOE for a reduction in the Service Contract Year 8 commitment well to one of a geological and geophysical program. The new consortium voted Philex Mining Corporation as the interim operator of the block.

GSEC 98

The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

GSEC 75

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

SWAN Block

On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective Joint Operating Agreements were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant the consortium a non-exclusive right to survey the surrounding premises covered by the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The consortium's application for a new GSEC was held in abeyance by the DOE which included the area under the coverage of the First Philippine

Contracting Round. The new contracting scheme of the government only considers application for a full service contract with no less than a well drilling commitment.

The consortium agreed to continue exploring the area and has stepped up its efforts in promoting the area to prospective partners.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and the other areas under SC 14, as well as the ability of the consortium to mature certain prospects in the other contract areas.

Debt Servicing
The Company has incurred recurring losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. However, a portion of the "Investments - net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱174.6 million as of December 31, 2004.

As more fully discussed in Notes 10 and 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. In 2004, the Company was successful in the restructuring of its loans with two creditor banks. The Company is continuously negotiating with the other creditor bank for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

3. **Summary of Significant Accounting Policies**

Basis of Preparation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Changes in Accounting Policies

On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases*, which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.

- SFAS 12/IAS 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

New and Revised Accounting Standards Effective in 2005

New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;

  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting [illegible] requirements for derivatives that are designated and qualify as hedges;

  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and

4. Assessment of required process and systems changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination,* which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements*, provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date*, provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment*, provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases*, provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures*, provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

New Accounting Standard Effective 2006

The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties,* starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets*, may be required.

Cash

Cash consists of cash on hand and in banks.

Receivables

Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities

Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

Investments

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	15.00
EDSA Properties Holdings Inc. (EPHI)	**5.08**	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets

Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions

Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends
Dividend income is recognized when the right to receive the payment is established.

Rental income
Rental income is recognized when earned based on the lease terms.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. **Receivables**

	2004	2003
Accounts with contract operator (see Note 5)	**₱12,605,009**	₱15,489,926
Advances to officers and employees	**534,897**	511,436
	₱13,139,906	₱16,001,362

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

5. **Interest in Jointly Controlled Assets**

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2004	2003
Current assets:		
Receivables	**₱12,605,009**	₱15,489,926
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	**583,407,178**	584,586,368
Less accumulated depletion	**(289,517,895)**	(287,878,784)
	293,889,283	296,707,584
Deferred oil exploration and development costs	**798,153,561**	820,540,256
Other noncurrent assets	**16,713,202**	14,390,186
	1,108,756,046	1,131,638,026
	₱1,121,361,055	₱1,147,127,952
Current liabilities:		
Trade and other payables	**₱70,412,443**	₱69,538,154

	2004	2003	2002
Revenues:			
Share in petroleum operations	**₱37,575,381**	₱21,852,692	₱30,193,810
Foreign exchange gains (losses) - net	**(55,521)**	1,377,223	506,372
	37,519,860	23,229,915	30,700,182
Share in cost and operating expenses:			
Costs of petroleum operations			
Production costs	**26,395,530**	25,241,732	24,433,400
Depletion	**1,639,111**	1,459,434	2,253,647
	28,034,641	26,701,166	26,687,047
	₱9,485,219	(₱3,471,251)	₱4,013,135

6. Property and Equipment

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B-1	Office Condominium Units and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	2004 Total	2003 Total
Cost							
Balance at beginning of year	₱295,991,028	₱288,595,340	₱14,009,422	₱6,852,131	₱10,005,708	**₱615,453,629**	₱616,521,768
Additions	3,321,864	349,459	-	-	60,960	**3,732,283**	4,745,273
Reclassifications and others	(4,850,513)	-	-	-	-	**(4,850,513)**	(5,813,412)
Balance at end of year	294,462,379	288,944,799	14,009,422	6,852,131	10,066,668	**614,335,399**	615,453,629
Accumulated depletion and depreciation							
Balance at beginning of year	12,285,641	275,593,143	11,196,880	5,586,381	9,647,243	**314,309,288**	310,762,733
Depletion and depreciation	-	1,639,111	700,471	845,750	328,736	**3,514,068**	3,546,555
Balance at end of year	12,285,641	277,232,254	11,897,351	6,432,131	9,975,979	**317,823,356**	314,309,288
Net book values	₱282,176,738	₱11,712,545	₱2,112,071	₱420,000	₱90,689	**₱296,512,043**	₱301,144,341

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion and depreciation charged to operations amounted to ₱3.5 million in 2004 and 2003, and ₱4.4 million in 2002.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.3 million in 2004, ₱4.3 million in 2003 and ₱5.0 million in 2002.

7. Investments

	2004	2003
Investments in associates - at equity	**₱866,657,249**	₱1,282,535,904
Marketable securities - at lower of aggregate cost or market value		
Cost	**204,092,302**	241,583,384
Less allowance for decline in market value	**158,419,567**	200,752,169
	45,672,735	40,831,215
Other investments - Camp John Hay Golf Club, Inc. (17 shares):		
Cost	**20,305,555**	[illegible]
Less allowance for decline in value	**10,105,548**	10,105,548
	10,200,007	10,200,007
	₱922,529,991	₱1,333,567,126

The details of marketable securities are as follows:

	2004		2003	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation	**₱101,061,306**	**₱12,024,678**	₱101,061,306	₱2,998,361
Anglo Philippine Holdings Corporation (APHC) - A	**49,095,645**	**15,460,940**	49,095,645	7,979,840
Vulcan Industrial & Mining Corporation (VIMC) - A	**16,061,971**	**2,117,434**	16,061,971	2,179,712
United Paragon Mining Corporation (UPMC) - A	**12,803,152**	**1,363,243**	12,803,152	719,489
Fil-Estate Land, Inc.	**10,423,888**	**2,800,872**	10,423,888	881,756
South China Resources, Inc.	**2,775,235**	**489,205**	2,775,235	578,151
EPHI	**–**	**–**	37,491,082	14,140,602
Others	**11,871,105**	**11,416,363**	11,871,105	11,353,304
	₱204,092,302	**₱45,672,735**	₱241,583,384	₱40,831,215

As of December 31, 2004 and 2003, the marketable securities are carried at their aggregate market values which are lower than their aggregate cost of ₱204.1 million and ₱241.6 million, respectively. The gross unrealized losses on decline in market value of marketable securities in 2004 and 2003 amounted to ₱158.4 million and ₱200.8 million, respectively.

The details of investments carried under the equity method follow:

	2004	2003
Acquisition cost:		
EPHI	**₱285,545,486**	₱506,944,714
PentaCapital	**158,648,939**	158,648,939
Penta Holdings	**30,000,000**	30,000,000
	474,194,425	695,593,653
Accumulated equity in net earnings:		
Balance at beginning of year	**148,009,662**	130,690,778
Equity in net earnings for the year - including goodwill amortization of ₱3,078,528 in 2004 and ₱5,974,086 in 2003	**7,926,567**	21,120,465
Accumulated equity on disposed EPHI shares	**(53,295,830)**	–
Dividends received	**(5,038,183)**	(3,801,581)
Balance at end of year	**97,602,216**	148,009,662
Share in EPH's revaluation increment on land and land improvements:		
Balance at beginning of year, as previously reported	**483,869,872**	484,844,831
Effect of change in accounting for deferred income tax by EPHI (see Note 3)	**(44,937,283)**	(45,249,142)
Balance at beginning of year, as restated	**438,932,589**	[illegible]
Revaluation increment on disposed EPHI shares	**(143,698,753)**	
Share in change of EPHI's revaluation increment	**(373,228)**	[illegible]
Balance at end of year	**294,860,608**	438,932,570
	₱866,657,249	₱1,282,535,904

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2004			2003		
	EPHI	**Penta Capital**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Revenues	**₱783,542**	**₱116,016**	**₱4,624**	₱727,667	₱89,514	₱774
Income before other income (expenses)	**353,257**	**35,396**	**3,874**	326,866	24,346	99
Net income	**262,727**	**25,511**	**5,064**	251,424	17,249	760
Total assets	**14,704,000**	**528,413**	**374,795**	14,281,860	531,596	368,814
Investments and advances	**2,290,979**	**173,421**	**246,302**	1,963,562	163,085	183,075
Property and equipment	**11,188,177**	**41,797**	**–**	11,050,843	42,676	–
Total liabilities	**3,959,949**	**60,923**	**1,161**	8,609,496	89,928	147,542

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiaries adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to EPHI's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2004, 2003 and 2002 as reflected in the consolidated financial statements of EPHI is higher compared to the net income for the years 2004, 2003 and 2002 as reflected in the parent company financial statements by approximately ₱73.7 million, ₱70.0 million and ₱58.8 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings and the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The Company's equity in the net earnings of EPHI in 2004 and 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS 38/IAS 38, *Intangible Assets*. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million.

The carrying value of the Company's investment exceeded its equity in the net assets of EPHI by ₱128.1 million as of December 31, 2004.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural

enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2004, 2003 and 2002, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱2.2 million and ₱8.3 million, net of possible collection, in 2004 and 2003, respectively;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million and the related deferred income tax asset of ₱2.4 million in 2002, by Intra-Invest Securities, Inc. (IISI), PentaCapital's subsidiary (PentaCapital owned 63.7% of IISI shares in 2002);

c Nonrecognition of provision for probable losses on other receivables of ₱19.1 million, ₱22.9 million and ₱6.1 million in 2004, 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from the investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to ₱2.5 million in 2004, ₱5.9 million in 2003 and US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million, net of the related deferred income tax asset of ₱1.2 million, in 2002;

h. Nonrecognition of impairment loss on the investment in Sherwood Hills Development Corporation of ₱5.3 million and ₱2.5 million in 2004 and 2003, respectively; and,

i. Nonrecognition of provision for probable losses of ₱4.8 million in 2004.

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱22.9 million in 2004, ₱37.0 million in 2003 and ₱7.0 million in 2002 had PentaCapital followed accounting principles generally accepted in the Philippines. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments on the qualifications mentioned above have been included in the financial statements of PentaCapital. The adjustment increased the Company's net loss by ₱9.2 million in 2004, ₱[illegible].8 million in 2003 and ₱[illegible] million in 2002.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

Other Investments
In 2002, the Company directly charged to the "Unrealized losses on decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased the "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to ₱97.6 million in 2004, ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to ₱9.5 million in 2004 and ₱13.7 million in 2003.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002. Such foreign exchange differences relate to the Company's loans payable (see Note 10) and were fully amortized in 2004.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. In 2004, the Company provided for probable losses on the deferred oil exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

9. Other Noncurrent Assets

	2004	2003
Accrued interest receivables (see Note 15)	**₱52,513,505**	₱46,300,381
Accounts with partners (see Note 5)	**16,713,202**	14,390,186
Dividends receivable	**2,250,000**	2,250,000
Deposits	**783,177**	783,177
Others	**3,773,622**	419,866
	76,033,506	64,143,610
Less allowance for doubtful accounts (see Note 15)	**3,678,279**	3,678,279
	₱72,355,227	₱60,465,331

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

10. Loans Payable

	2004	2003
Loans obtained from local banks:		
Rizal Commercial Banking Corporation (RCBC)	**₱29,946,286**	₱29,531,252
Bank of the Philippine Islands (BPI)	**28,000,000**	28,542,500
United Coconut Planters Bank (UCPB) (see Note 12)	**–**	67,093,753
Development Bank of the Philippines (DBP)	**–**	64,799,147
	57,946,286	189,966,652
Loans obtained from an associate:		
PentaCapital	**–**	68,379,508
	₱57,946,286	₱258,346,160

Loans obtained from local banks

The Company is continuously negotiating with RCBC for the restructuring of its loans.

On December 29, 2004, BPI approved the reinstatement of the Company's ₱28 million loan into two (2) new short term loans of ₱18 million and ₱10 million. The reinstated loans have terms of 360 days, bears interest at prevailing market rate, are secured by existing participation in the mortgage trust indenture on the Company's four condominium units and existing pledge on 43,646,000 EPHI shares and pledge on subsequent/future stock dividends on these shares, and were used to pay-off the Company's existing loans with BPI.

Principal repayments on these loans follow:

- ₱100,000 monthly payment on the ₱18 million loan on the first to third months, ₱8.0 million on the 4th month, ₱200,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.

- ₱100,000 monthly payments on the ₱10 million loan on the first to third months, ₱4.8 million on the 4th month, ₱150,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.

Due to the continuing difficulty of the Company to settle its liability to DBP, the pledged shares on the loans were sold by public auction by DBP on January 23, 2004. Total liabilities extinguished by the disposal of the EPHI shares amounted to ₱82.6 million (inclusive of interests and penalties). The said disposal resulted to a loss of ₱229.6 million in 2004.

Interest on the bank loans is computed on prevailing bank rates, ranging from 11% to 18% in 2003.

Loans obtained from PentaCapital have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans were converted to new loans. The 2003 loan balance of ₱68.4 million was fully paid in 2004 by a related company. As a result, the Company became indebted to the related company (see Note 15).

11. Trade and Other Payables

	2004	2003
Trade (see Note 5)	**₱65,870,666**	₱64,722,299
Accrued interest and penalty (see Notes 10, 12 and 15)	**24,446,245**	43,203,488
Accounts with partners (see Note 5)	**12,266,458**	11,987,548
Others	**6,330,492**	5,854,106
	₱108,913,861	₱125,767,441

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.

12. Long-term Debt

	2004	2003
UCPB	**₱78,322,578**	₱–
Metropolitan Bank and Trust Co. (MBTC)	**59,987,965**	59,987,965
PentaCapital (see Note 15)	**20,000,000**	–
	158,310,543	59,987,965
Current portion of long-term debt	**123,813,325**	59,987,965
	₱34,497,218	₱–

The outstanding principal and accrued interest on the UCPB loans (see Notes 10 and 11) were restructured effective November 15, 2004 into 2 new term loans of ₱67.1 million and ₱11.2 million. The restructured loans are payable over a period of 1 year and 8 months with monthly principal and interest payments of ₱1.0 million, a bullet payment of ₱39.0 million on the 5th month and the balance of ₱30.07 million payable upon maturity. The loans are secured by a deed of pledge over various shares of stock owned by the Company and the joint and solidary obligation of the Company's president for collateral shortfall.

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company. Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85 million which was subsequently reduced to ₱50 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2004, the Company had drawn ₱20.0 million from this facility.

13. Capital Stock

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,086 shareholders in 2004 and 11,189 shareholders in 2003.

The details and changes in the Company's issued and subscribed shares follow:

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**882,927,891**	**₱882,927,891**	882,929,995	₱882,929,995
Less adjustments on fractional Shares	–	–	2,104	2,104
Balance at end of year	**882,927,891**	**882,927,891**	882,927,891	882,927,891
Common Class B	**599,138,951**	**599,138,,951**	599,138,951	599,138,951
	1,482,066,842	**₱1,482,066,842**	1,482,066,842	₱1,482,066,842

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**35,639,812**	**₱35,639,812**	35,644,134	₱35,644,134
Less adjustments on fractional Shares	–	–	4,322	4,322
Balance at end of year	**35,639,812**	**35,639,812**	35,639,812	35,639,812
Common Class B	**17,237,362**	**17,237,362**	17,237,362	17,237,362
	52,877,174	**₱52,877,174**	52,877,174	₱52,877,174

The Company sold 120,566,796 treasury shares in February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

14. Loss Per Share

	2004	2003	2002
Net loss	**₱283,218,466**	₱38,331,331	₱21,315,265
Weighted average number of Shares	**1,534,944,016**	1,534,947,229	1,475,208,711
Loss per share	**₱0.18451**	₱0.02497	₱0.01445

15. **Related Party Disclosures**

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱7.4 million in 2004, ₱8.9 million in 2003 and ₱10.7 million in 2002. Interest expense related to loans from an associate amounted to ₱14.6 million in 2004, ₱10.1 million in 2003 and ₱9.7 million in 2002.

a. Amounts due from related parties are summarized as follows:

	Advances to Related Companies		Accrued Interest Receivables	
	2004	2003	**2004**	2003
UPMC	**₱25,695,101**	₱24,822,840	**22,263,986**	₱18,758,176
VIMC Corporation	**23,814,412**	23,814,411	**13,771,621**	9,331,799
Fil-Energy Corporation	**14,251,893**	14,251,893	**16,477,898**	14,532,127
Ocean Composite Yacht, Inc. (OCYI)	**4,500,000**	4,531,429	**2,955,344**	2,955,344
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Minoro Mining Corporation	**1,031,278**	1,031,278	–	–
Alakor Corporation (Alakor)	–	3,695,731	–	–
Others	**39,981**	324,142	–	–
	70,446,783	73,585,842	**56,191,784**	46,300,381
Less allowance for doubtful accounts	**5,614,118**	5,614,118	**3,678,279**	3,678,279
	₱64,832,665	₱67,971,724	**₱52,513,505**	₱42,622,102

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

	Loans Payable/Long-term Debt		Advances from Related Companies	
	2004	2003	**2004**	2003
PentaCapital	**₱20,000,000**	₱68,379,508	**₱46,655**	₱50,309
National Bookstore, Inc.	–	–	**32,221,956**	26,221,956
Alakor Corporation	–	–	**43,199**	3,738,930
APHC	–	–	**2,315,221**	2,275,906
UPMC	–	–	–	126,340
Euronote Profits Ltd.	–	–	**75,695,843**	–
Shareholders and others	–	–	**4,054,250**	4,054,250
	₱20,000,000	₱68,379,508	**₱114,377,124**	₱36,467,691

Loans and advances from related companies are non-interest bearing.

16. Share in Costs and Operating Expenses

	2004	2003	2002
Petroleum operations (see Note 2)	**₱25,839,824**	₱24,760,294	₱23,972,361
Depletion (see Note 6)	**1,639,111**	1,459,434	2,253,647
Personnel (see Note 18)	**555,707**	481,438	461,039
	₱28,034,642	₱26,701,166	₱26,687,047

17. General and Administrative Expenses

	2004	2003	2002
Personnel (see Note 18)	**₱6,043,868**	₱5,103,567	₱6,557,359
Depreciation (see Note 6)	**1,874,957**	2,087,121	2,151,154
Dues and subscriptions	**1,566,132**	1,810,406	1,533,750
Utilities	**1,549,514**	1,562,242	1,616,992
Outside services	**478,840**	782,911	686,351
Taxes and licenses	**423,262**	277,393	938,134
Repairs and maintenance	**340,675**	296,709	598,463
Transportation and travel	**310,324**	287,048	235,918
Insurance	**169,621**	180,226	203,432
Supplies	**122,264**	161,510	132,866
Entertainment, amusement and recreation	**60,072**	71,450	85,388
Advertising	**57,480**	34,745	46,766
Provision for doubtful accounts	**–**	–	9,292,397
Others	**1,180,276**	902,325	829,174
	₱14,177,285	₱13,557,653	₱24,908,144

18. Personnel Expenses

	2004	2003	2002
Salaries and wages	**₱5,120,929**	₱3,926,994	₱5,217,460
Employees' benefits	**1,193,080**	1,387,988	1,547,922
Social expenses	**285,565**	270,023	253,016
	₱6,599,574	₱5,585,005	₱7,018,398

19. Income Taxes

The provision for income tax consists of:

	2004	2003	2002
MCIT	**₱400,649**	₱95,870	₱311,371
Final taxes on interest income	**1,417**	1,655	20,983
	₱402,066	₱97,525	₱332,354

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax follows:

	2004	2003	2002
Income tax at statutory rate	**(₱90,501,248)**	(₱12,234,818)	(₱6,714,531)
Add (deduct) tax effects of:			
Loss on disposal of EPHI shares (see Note 7)	**73,481,508**	–	–
Expired net operating loss carryover (NOLCO) and MCIT	**15,442,433**	7,972,191	10,168,408
Unrecognized deferred tax assets	**5,321,695**	10,999,645	4,008,788
Equity in net earnings of associates	**(2,536,501)**	(6,758,549)	(10,119,247)
Dividend income not subject to income tax	**(171,413)**	(118,649)	(985,024)
Nondeductible provision for decline in value of other investments	**–**	–	3,233,775
Others	**(634,408)**	237,705	740,185
	₱402,066	₱97,525	₱332,354

Deferred tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

	2004	2003
NOLCO	**₱38,122,536**	₱44,733,849
Provision for probable losses	**12,009,167**	–
Allowance for doubtful accounts	**2,973,567**	2,973,567
MCIT	**807,890**	884,049
	₱53,913,160	₱48,591,465

As of December 31, 2004, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

Year incurred	Expiry date	NOLCO	MCIT
2002	2005	₱34,038,306	₱311,371
2003	2006	58,987,394	95,870
2004	2007	26,107,225	400,649
		₱119,132,925	₱807,890

The movements in NOLCO and MCIT follow:

NOLCO	2004	2003
Beginning balance	**₱139,793,277**	₱103,914,284
Additions	**26,107,225**	58,987,394
Expirations	**(46,767,577)**	(23,108,401)
Ending balance	**₱119,132,925**	₱139,793,277

MCIT	2004	2003
Beginning balance	**₱884,049**	₱1,365,682
Additions	**400,649**	95,870
Expiration	**(476,808)**	(577,503)
Ending balance	**₱807,890**	₱884,049

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately US$64,059 million (₱3.6 million) in 2004.

21. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities in 2004 follow:

a. Settlement of DBP loans and interest of ₱64,799,147 and ₱17,757,326, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274,695,105 and noncurrent marketable securities with a cost of ₱37,491,082 (see Notes 7 and 10);

b. Restructuring of interest on UCPB loans as principal of ₱11,228,825;

c. Payment of the PentaCapital Loan and interest by a related party of ₱68,379,508 and ₱1,221,792, respectively; and,

d. Offsetting of accounts with related parties of ₱3,821,470.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 20, 2005. Our report was modified because (a) we were unable to perform sufficient additional procedures on the financial information of associates audited by other auditors and (b) the financial statements have been prepared assuming that the Company will continue as a going concern. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SyCip Gorres Velayo & Co

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 1195847, January 3, 2005, Makati City

April 20, 2005

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED DECEMBER 31, 2004

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	511,436	1,586,491	1,563,138		534,789		534,789
	511,436	1,586,491	1,563,138	0	534,789	0	534,789

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2004

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,351,569	37,491,082				37,491,082	0	0	
Vulcan Industrial & Mining Corp.	12,455,498	16,061,971					12,455,498	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	37,491,082		204,092,302	0
less-allowance for decline in market value		200,752,169				42,332,602		158,419,567	
		40,831,215						45,672,735	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,067,910,427	16,425,063		5,038,183	418,767,039	214,130,690	660,530,268	
Penta Capital Investment Corp.	1,600,000	170,184,717	(8,789,054)				1,600,000	161,395,662	
Penta Capital Holdings, Inc.	300,000	44,440,760	290,558				300,000	44,731,318	
		1,282,535,904	7,926,567	0	5,038,183	418,767,039		866,657,248	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		1,333,567,126	7,926,567	0	5,038,183	418,767,039		922,529,991	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE YEAR ENDED DECEMBER 31, 2004

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	24,822,840	25,695,101
Vulcan Industrial and Mining Corporation	23,814,411	23,814,412
Fil-Energy Corporation	14,251,893	14,251,893
Ocean Composite Yacht, Inc.	4,531,429	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
Alakor Corporation	3,695,731	0
Others	324,142	39,981
	73,585,842	70,446,783
Less-allowance for doubtful accounts	5,614,118	5,614,118
	67,971,724	64,832,665

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,586,368	3,671,323		(4,850,513)	583,407,178
Office condominium units and improvements	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,005,708	60,960			10,066,668
Transportation equipment	6,852,131				6,852,131
	615,453,629	3,732,283	0	(4,850,513)	614,335,399

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	287,878,784	1,639,111			289,517,895
Office condominium units and improvements	11,196,880	700,471			11,897,351
Office furniture, fixtures and equipment	9,647,243	328,736			9,975,979
Transportation equipment	5,586,381	845,750			6,432,131
	314,309,288	3,514,068	0	0	317,823,356

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	820,540,256	15,141,951	(37,528,646)			798,153,561
	820,540,256	15,141,951	(37,528,646)	0	0	798,153,561

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE YEAR ENDED DECEMBER 31, 2004

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
United Coconut Planters Bank	78,322,578	43,825,360	34,497,218
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	20,000,000	20,000,000	0
	158,310,543	123,813,325	34,497,218

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2004

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,066,842	52,877,174	0	4,461,168	1,530,482,848

FILE NO. 82-2579 FILE

COVER SHEET

3	8	6	8	3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Atty. Augusto B. Sunico
Contact Person

631-8151
Company Telephone Number

09 / 30
Month *Day*

SEC Form 17Q - (2004)
FORM TYPE

Month *Day*
Annual Meeting

Secondary License Type, If Applicable

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 8 2005
WASH, D.C.
213

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

11120
Total No. of Stockholders

P260 million
Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended September 30, 2004

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
   THE PHILODRILL CORPORATION

5. Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
   Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
   Address of principal office / Postal Code

8. (632) 631-8151/52
   Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P433,939,545

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2004 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2004), with comparative Statement of Operations for the comparable period (01 January to 30 September 2003) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2004), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2003) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2004), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2004 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2004) as compared with the most recent annual financial statements (2003), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2004), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company, EXCEPT as disclosed below:

In an auction sale conducted on January 23, 2004, the Company ceded to the Development Bank of the Philippines 201,378,888 shares of EDSA Properties Holdings, Inc. (EPHI) in settlement of liabilities totaling P84.5 million. The Company's equity interest in EPHI was thereby reduced from 9.857% to 5.080%. The Company incurred a loss of P229.6 million from this transaction, which loss is duly reflected in the enclosed interim financial report.

9. There were NO changes in the estimates of amounts reported in prior financial years (2002 and 2003), which had a material effect in the current interim period (01 January to 30 September 2004).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2004).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2004).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2004) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2004) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2003) and as of end of current interim period (September 30, 2004), EXCEPT as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2003 and June 30, 2004. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2004).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the three quarters ended September 30, 2004 totaled P48.6 million compared with P53.2 million for the same period last year. Gross revenues decreased by P4.5 million or 8.5% primarily due to the 15.7% decrease in Equity in affiliates' earnings due to lower equitized income from Edsa Properties Holdings, Inc. (EPHI), resulting from a reduction in the Company's equity interest to 5.080% from 9.857%. Interest and other income also decreased by P1.0 million or 10.4%. Petroleum revenue slightly decreased from P21.7 million to P21.6 million. The higher level of crude prices prevailing in the first three quarters of 2004 was negated by the lower oil production. Production decreased by 46.6% or 69,234 bbls. For the three quarters ended September 30, 2004, production totaled to 79,349 bbls. as compared with 148,583 bbls. for the same period last year.

Operating costs, interest and administrative expenses declined by P8.0 million or 14.3% from the aggregate total of P55.9 million for the three quarters of 2003 to P47.8 million for the three quarters of 2004. The decrease was due mainly to the lower level of share in petroleum production costs and interest and other loan charges. In addition, a loss of P229.6 million was previously booked on the EPHI shares ceded to DBP in settlement of liabilities totaling P84.5 million. The company's net loss thus amounted to P228.8 million for the three quarters of 2004 as compared with a P3.1 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

		Sept. 30, 2004	Dec. 31, 2003
Current Ratio			
	Current Assets	15,779,401	18,849,867
	Current Liabilities	433,939,545	487,245,851
		0.04: 1	0.04 : 1
Debt to Equity Ratio			

Total Liabilities	433,939,545	487,245,851
Stkholders Equity	1,750,418,177	2,160,230,076
	0.25 : 1	0.23 : 1
Equity to Debt Ratio		
Stkholders Equity	1,750,418,177	2,160,230,076
Total Liabilities	433,939,545	487,245,851
	4.03: 1	4.43 : 1
Book Value per share		
Stkholders'Equity	1,750,418,177	2,160,230,076
Ave. shs outstanding	1,534,944,016	1,534,944,017
	1.1403792	1.4073673
Earnings (Loss) per share		
Net Income (Loss)	(228,848,452)	(3,065,952)
Ave. shs outstanding	1,534,944,016	1,534,944,017
	(0.1490924)	(0.0019974)*

*for the period January to September 2003

Current ratio of 0.04 : 1 remain unchanged as of September 30, 2004 and December 31, 2003. The Company's current liabilities exceeded its current assets by P418.2 million as of September 30, 2004 and P468.4 million as of December 31, 2003. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P150.9 million as of September 30, 2004 and P192.9 million as of December 31, 2003. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.38: 1 as of September 30, 2004 and 0.43:1 as of December 31, 2003.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.65 billion as of December 31, 2003 to P2.18 billion as of September 30, 2004. Trade receivables decreased by P6.3 million or 39.5% due to the collection of some accounts during the period. The carrying value of the investments decreased by P481.8 million mainly due to the booking of the EPHI shares ceded to DBP. Deferred exploration and development costs increased by P15.7 million from P820.5 million as of December 31, 2003 to

P836.2 million as of September 30, 2004. The increase was due to additional costs capitalized during the interim period.

Total current liabilities decreased by P53.3 million or 10.9% from P487.2 million as of December 31, 2003 to P433.9 million as of September 30, 2004 mainly due to the settlement of the DBP loan.

Stockholders' equity decreased by P409.8 million due to the P228.8 million net loss for the interim period and the P211.3 million reduction in share in the revaluation increment associated with the Company's investment in EPHI.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, EXCEPT as discussed below:

   The Company was unable to pay five principal installments due from the period September 26, 2003 to September 30, 2004 totaling to P16.6 million on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   As of September 30, 2004 and as disclosed in the audited financial statements for the year 2003, the Company failed to pay maturing principal loan balances to other local banks and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans.

   The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of September 30, 2004, the Company did

not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, EXCEPT for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$234,640 (P13.0 million) in 2004. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   7.1 Cash account decreased by P1.1 million or 48.0% from P2.2 million as of December 31, 2003 to P1.2 million as of September 30, 2004 the decrease was mainly due to payment of accrued expenses.

   7.2 Trade receivables decreased by P6.3 million or 39.5% due to the collection of some accounts.

   7.3 The following accounts: Investments; Loans payable; Share in associates' revaluation increment; Unrealized losses on decline in market value of investments; and Retained earnings decreased by 35.0%; 22.6%; 43.7%; 15.1%; and 66.5% respectively as a result of the settlement of the DBP loan by way of the EPHI shares.

   7.4 Other noncurrent assets increased by P9.5 million or 15.6% due to additional interest receivable booked during the period.

7.5 Equity in net earnings of associates decreased by 15.7% due to lower equitized income from EPHI, resulting from a reduction in the company's equity interest to 5.08% from 9.857%.

7.6 Interest, dividend and other income decreased by 10.4% or P0.97 million due to lower interest income booked during the period.

7.7 Interest and financing charges decreased by 16.01% or P3.8 million due to the lower level of loans payable.

7.8 Costs and operating expenses decreased by 19.2% or P4.3 million due to the lower level of production. Oil production decreased by 46.6% or 69,234 bbls..

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract No. 6A

As per the farmin agreement between ROII and the SC 6A consortium. ROII should have spudded its commitment well in June 2004. An extension of the deadline until September 1, 2004 was granted by the Department of Energy in consideration of the technical and legal problems that ROII was facing. ROII, however, failed to drill its commitment well on the set deadline.

During a partners meeting held last September 10, the consortium agreed that the farmin agreement with ROII had lapsed and that the farmed out interest automatically reverted back to the Consortium. Philodrill had requested ROII for an accounting of costs related to the farm-in as well the return of all consortium data in ROII possession.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

Operations Review

3rd Quarter 2004 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	Total
July	12,834	7,304	20,138
August	0	4,330*	4,330
September	13,400	8,644 *	22,044
Total	26,234	20,278 *	46,512

** provisional, based on Daily Production Report*

The Consortium completed 4 shipments to Pilipinas Shell during the period. Three (3) of these shipments were made beyond the initial contract with Shell. With the end in view of selling to other buyers, the Consortium has looked into offers from SeaOil and Filoil. It has likewise considered negotiating a new sales contract with Shell.

Consortium Affairs

The Philodrill Corporation was elected unanimously as Lead Operator by the SC14, 6 and 6B consortia. Tri-Power Integrated Services, Inc., composed of key ex-Alcorn officers and personnel, has been designated to operate, for and in behalf of the Joint Operators of SC 14, 6 and 6B, the production operations of the Nido and Matinloc Oilfields in Blocks A and B of SC14 and provide administrative, financial and accounting services to SC 14, 6 and 6B.

Farm-in Status

Commissioning Services International, ltd. (CSI) earlier offered to farm-in into the different non-producing and producing NW Palawan blocks. CSI proposed to investigate existing wells and facilities with the end in view of improving production from currently active fields, and resuming production operations in areas where production operations have been temporarily suspended. Their areas of interest include SC14A (Nido), SC14B (Matinloc), SC14B-1 (North Matinloc), SC14C (West Linapacan) and the Tara/Libro (SC14) and the Cadlao block (SC6).

Farm-in documents for the different areas are currently being prepared and/or reviewed. CSI has been pre-qualified by the Department of Energy, upon review of the submitted proofs of financial and technical capability.

Meanwhile, the farmout documents for SC14C-Galoc have been completely signed. Cape Energy and Team Oil proposed to undertake a phased development of the Galoc Field. The Galoc consortium is now awaiting for a propitious date for the formal signing with the Department of Energy.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on SC 6B remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Operations at the Cadlao Field remain suspended. The area is included in the areas where CSI has expressed interest to farmin.

5.0 Service Contract No. 41 (Sulu Sea)

UNOCAL spudded the RHINO-1 well on June 29, 2004 using the rig SEDCO 601 immediately after its release form the Zebra-1 well. Water depth at location is 962 feet.

Claystone and siltstone dominated the sections of the supposedly uppermost sand target horizon M5. Several thin sandstone layers were characteristically of fair to good porosity. Sandstones increased in abundance from 4,945 feet to 5,315 feet with sand beds achieving thickness of 20 feet. Gas readings of up to C4 (methane) were recorded. The well penetrated the thickest sandstone from 7,773 feet to 7,860 feet (87 feet thick). Resistivity logs, however, indicated a water-wet section.

The well reached its final depth of 8,070 feet on July 11, 2004. LWD logs indicated several sand packages in the target intervals, ranging from 10-70 feet which were all water wet. The rig was released on July 13, 2004.

During the technical meeting held last September 8, 2004, the results from the Zebra-1 and Rhino-1 wells were presented. The review of the Zebra -1 showed that the well had abundant good sands but very low (20%) gas saturation. These conclusions were supported by sidewall cores from the well. On the other, the Rhino well data showed abundance of good quality sands (at best, 23% porosity) of Late Miocene age. The same sands are found to be oil bearing in the Malaysian

sector of the basin. There appears to be weak seal over the Rhino feature and cross faults do not seems to seal either, and thus are suspected to have caused hydrocarbon leakage through time.

6.0 <u>GSEC 75 (Central Luzon)</u>

The farmout between PNOC-Energy Development Corporation (PNOC-EDC) and Reliance Oil and Gas, Inc. did not push through. Reliance earlier offered to partially fund the costs of two wells in Central Luzon as part of the farm-in. In turn, the Philodrill Group signed an option agreement with reliance to buy back as much as 10% equity interests in the block at various stages in the drilling of the wells. With this development, the option agreement between Reliance and the Philodrill Group will no longer materialize.

7.0 Southwest Palawan

The application for a new GSEC remains pending.

8.0 SWAN Block, Offshore Palawan

The application for a new GSEC remains pending. Philodrill continues to promote this promising block to prospective partners.

9.0 GSEC No. 98 (Onshore Mindoro)

No significant developments have taken place on the Onshore Mindoro Block.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 September 2004).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: ________________
AUGUSTO B. SUNICO
Principal Financial Officer

Date: 11/16/04
REYNALDO E. NAZAREA
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) Sept 30 2004	(Audited) December 31 2003
ASSETS		
Current Assets		
Cash	1,161,411	2,235,123
Receivables	9,678,042	16,001,362
Crude oil inventory	4,311,360	0
Other current assets	628,588	613,382
Total Current Assets	15,779,401	18,849,867
Noncurrent Assets		
Property and equipment - net	297,016,081	301,144,341
Investments *	896,719,558	1,378,504,409
Advances to affiliated companies - net	68,734,885	67,998,042
Deferred oil exploration and development costs	836,209,089	820,540,256
Other noncurrent assets	69,898,708	60,439,012
Total Noncurrent Assets	2,168,578,321	2,628,626,060
TOTAL ASSETS	2,184,357,722	2,647,475,927
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	199,914,093	258,346,160
Accounts payable and accrued expenses	167,360,893	162,235,132
Current portion of long-term debt	59,987,964	59,987,964
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Liabilities	433,939,545	487,245,851
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,066,842	1,482,066,842
Subscribed	52,877,175	52,877,174
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in associate's revaluation increment	272,548,177	483,869,872
Unrealized losses on decline in market value of investments	(170,393,921)	(200,752,169)
Retained Earnings	115,432,803	344,281,256
Total Stockholders' Equity	1,750,418,177	2,160,230,076
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,184,357,722	2,647,475,927

* includes listed marketable securities amounting to P675,464,939 and P1,163,521,789 as of June 2004 and December 2003, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to Sept 30 2004	January 1 to Sept 30 2003	July 1 to Sept 30 2004	July 1 to Sept 30 2003
REVENUES				
Share in petroleum operations	21,578,801	21,670,421	12,877,653	3,932,763
Equity in net earnings of associates - net	18,645,721	22,121,714	6,145,711	8,249,016
Interest, dividends and other income	8,405,918	9,384,286	2,569,033	3,356,321
	48,630,440	53,176,421	21,592,397	15,538,100
COSTS AND EXPENSES				
Interest and financing charges	19,780,354	23,551,503	7,135,081	7,989,082
Share in costs and operating	18,266,524	22,601,117	8,349,842	6,963,545
General and administrative	9,799,141	9,700,027	3,257,989	3,249,402
Loss on sale of investment	229,629,714	0	0	
	277,475,733	55,852,647	18,742,912	18,202,029
INCOME (LOSS) BEFORE INCOME TAX	(228,845,293)	(2,676,226)	2,849,485	(2,663,929)
PROVISION FOR INCOME TAX	3,159	389,726	0	76,440
NET INCOME (LOSS)	(228,848,452)	(3,065,952)	2,849,485	(2,740,369)

Earnings (loss) per share was computed as follows:

Net loss	(228,848,452)	(3,065,952)	2,849,485	(2,740,369)
Weighted average number of shares	1,534,944,016	.1,534,944,017	1,534,944,016	1,534,950,442
Gain (loss) per share	(0.1490924)	(0.0019974)	0.0018564	(0.0017853)

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan to Sept 2004	Jan-Sept 2003
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,066,842	1,482,068,946
Issuances for the period		
Adjustments		(2,104)
Balance at end of third quarter	1,482,066,842	1,482,066,842
Subscribed		
Balance at the beginning of year	52,877,174	52,881,496
Issuances for the period		
Adjustments		(4,322)
Balance at end of third quarter	52,877,174	52,877,174
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable		
Balance at end of third quarter	(2,112,899)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	483,869,872	484,844,431
Adjustments	(211,321,695)	
Balance at end of third quarter	272,548,177	484,844,431
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(200,752,169)	(206,977,158)
Adjustments	30,358,248	(3,923,579)
Balance at end of third quarter	(170,393,921)	(210,900,737)
Retained Earnings		
Balance at the beginning of year	344,281,256	394,631,555
Net income (loss) for the period	(228,848,452)	(3,065,952)
Balance at end of third quarter	115,432,804	391,565,603
Total Stockholders' Equity	1,750,418,177	2,198,340,414

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to Sept 30 2004	January 1 to Sept 30 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(228,848,452)	(3,065,952)
Adjustments for:		
Depletion, depreciation and amortization	1,826,070	2,949,699
Equity in net losses (earnings) of associates - net	(18,645,721)	(22,121,714)
Operating loss before working capital changes	(245,668,103)	(22,237,967)
Decrease (increase) in:		
Receivables	6,323,320	4,765,078
Crude oil inventory	(4,311,360)	0
Other current assets	(15,208)	(2,042)
Increase in accounts payable and accrued expenses	5,125,762	32,214,910
Net cash from (used in) operating activities	(238,545,590)	14,739,980
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	7,280,984	3,801,581
Reductions in (additions to):		
Property and equipment	2,302,190	(3,834,495)
Deferred oil exploration and development costs	(15,668,833)	(14,473,625)
Advances to affiliated companies - net	(736,843)	(745,242)
Investments	523,507,833	0
Other noncurrent assets	(9,459,691)	(10,336,104)
Share in affiliates' revaluation increment	(211,321,695)	0
Net cash from (used in) investing activities	295,903,945	(25,587,885)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(58,432,068)	10,988,917
Adjustments on fractional shares		(6,426)
Net cash from (used in) financing activities	(58,432,068)	10,982,491
NET INCREASE (DECREASE) IN CASH	(1,073,712)	134,586
CASH, BEGINNING	2,235,123	1,140,340
CASH, ENDING	1,161,411	1,274,926

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	0	0				0	(35,351,569)	0	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	79,423	15,852					79,423	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		204,092,302	0	0	0	0		204,092,302	0
less-allowance for decline in market value		171,546,481				(1,152,560)		170,393,921	
		32,545,821						33,698,381	
At equity:									
EDSA Properties Holdings Inc.	214,130,753	630,917,493	3,361,638		2,355,438		214,130,753	631,923,693	
Penta Capital Investment Corp.	1,600,000	173,672,644	2,784,073				1,600,000	176,456,717	
Penta Capital Holdings, Inc.	300,000	44,440,760					300,000	44,440,760	
		849,030,897	6,145,711	0	2,355,438	0		852,821,170	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		891,776,726	6,145,711	0	2,355,438	0		896,719,558	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,303,643	(892,521)			583,411,122
Office condominium units and improvements	13,951,049	(0)			13,951,049
Office furniture, fixtures and equipment	10,033,208	22,000			10,055,208
Transportation equipment	6,852,131	0			6,852,131
	615,140,031	(870,521)	0	0	614,269,510

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	288,666,378	740,890			289,407,268
Office condominium units and improvements	11,488,743	175,118			11,663,861
Office furniture, fixtures and equipment	9,909,733	50,436			9,960,169
Transportation equipment	6,012,131	210,000			6,222,131
	316,076,985	1,176,444	0	0	317,253,429

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	830,973,082	5,236,007				836,209,089
	830,973,082	5,236,007	0	0	0	836,209,089

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Five-year term loan with Metropolitan Bank and Trust Company	59,987,964	59,987,964	0 *
	59,987,964	59,987,964	0

* Term - five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace period on principal repayments
Principal Repayment - payable in eighteen (18) equal installments of P3.3 million commencing at the end of the 9th month from drawdown date
Interest - Prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION
SCHEDULE H1 - LOANS PAYABLE
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,753				67,093,753
Rizal Commercial Banking Corp.	29,871,796			74,493	29,946,289
Penta Capital Investment Corp.	71,460,659	3,013,392			74,474,051
Bank of the Philippine Islands	28,542,500		(142,500)		28,400,000
	196,968,708	3,013,392	(142,500)	74,493	199,914,093

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	8,578,142	3,281,329	2,300,748	2,996,065					
less allowance for doubtful accounts	0								
Net Trade Receivables	8,578,142	3,281,329	2,300,748	2,996,065	0	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	1,099,899	215,200	394,000			490,699			
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	1,099,899	215,200	394,000	0	0	490,699	0	0	0
Net Receivables	9,678,041	3,496,529	2,694,748	2,996,065	0	490,699	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receviables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet* Date, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.

- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS No. 38/IAS No. 38, *Intangible* Assets, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by ₱1.5 million.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to ₱35.6 million as of December 31, 2003 (see Note 6 and 8).

- SFAS No. 12/IAS No. 12, *Income Taxes*, which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend
Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income
Rental income is recognized when earned and in accordance with the lease agreement.

Cash
Cash includes cash on hand and with banks.

Receivables
Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or less from their disposal is included in the statements of income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities
Investment in marketable securities, shown as part of "Investments – net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments
The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is

amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets
Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions

Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

FILE NO. 82-2579 FILE

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum

Building, 125 Pioneer Street

Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

0 3 *Month* 3 1 *Day*

SEC Form 17Q (2005)

FORM TYPE

Month *Day*

Annual Meeting

SEC MAIL PROCESSING SECTION RECEIVED AUG 08 2005 WASH. D.C. 213

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
1 1 0 0 4	P239.1 million	

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended March 31, 2005

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P464,102,180

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2005 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2005), with comparative Statement of Operations for the comparable period (01 January to 31 March 2004) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2005), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2004) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2005), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2005 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2005) as compared with the most recent annual financial statements (2004), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2005), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2003 and 2004), which had a material effect in the current interim period (01 January to 31 March 2005).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2005).

11. There were NO dividends paid on any Company share during the interim period (January 1 to March 31, 2005).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2005) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2005) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2004) and as of end of current interim period (March 31, 2005), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2004 and March 31, 2005. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2005).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first quarter ended March 31, 2005 totaled P21.4 million compared with P10.1 million for the same period last year. The increase of P11.3 million or 111.0% was primarily due to higher petroleum revenue which increased from P2.2 million to P13.9 million on account of high crude prices and increased oil production. The average price per barrel for the first three months of 2005 was US$20.62 as compared to US$13.25 for the same period last year. For the first quarter ended March 31, 2005, production totaled 50,059 bbls. as compared with 14,313 bbls. for the same period last year. Interest and other income decreased by P0.3 million or 8.4%.

Operating costs, interest and administrative expenses increased by P11.8 million from the aggregate total of P15.5 million for the first quarter of 2004 to P27.3 million for the first quarter of 2005. The increase was due mainly to the increased share in petroleum production costs and interest and other loan charges. During the first quarter of 2004, a loss of P231.2 million was booked on the EPHI shares ceded to DBP in settlement of liabilities totaling P84.5 million. The company's net loss thus amounted to P5.9 million for the first quarter of 2005 as compared with a P236.6 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

		March 31, 2005	Dec. 31, 2004
Current Ratio			
	Current Assets	22,290,264	22,175,870
	Current Liabilities	315,227,838	297,350,067
		0.07: 1	0.07 : 1
Debt to Equity Ratio			
	Total Liabilities	464,102,180	446,224,409
	Stkholders Equity	1,739,358,423	1,730,334,948
		0.27 : 1	0.26 : 1
Equity to Debt Ratio			
	Stkholders Equity	1,739,358,423	1,730,334,948
	Total Liabilities	464,102,180	446,224,409
		3.75: 1	3.88 : 1

Book Value per share

Stkholders'Equity	1,739,358,423	1,730,334,948
Ave. shs outstanding	1,534,944,016	1,534,944,016
	1.1331739	1.1272952

Earnings (Loss) per share

Net Income (Loss)	(5,913,699)	(236,578,409)
Ave. shs outstanding	1,534,944,016	1,534,944,016
	(0.0038527)	(0.1541284)*

*for the period January to March 2004

The current ratio of 0.07:1 remained unchanged as of March 31, 2005 and December 31, 2004. The Company's current liabilities exceeded its current assets by P292.9 million as of March 31, 2005 and P275.2 million as of December 31, 2004. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P326.8 million as of March 31, 2005 and P195.2 million as of December 31, 2004. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.11: 1 as of March 31, 2005 and 0.73:1 as of December 31, 2004.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets increased from P2.176 billion as of December 31, 2004 to P2.203 billion as of March 31, 2005. Receivables decreased by P0.8 million due to the collection of some accounts during the period. The carrying value of the investments increased by P19.4 million mainly due to the adjustment in the valuation reserve of the company's listed stock investments and the booking of the equity share in net earnings of affiliates for the period. Deferred exploration and development costs increased by P2.3 million from P798.2 million as of December 31, 2004 to P800.4 million as of March 31, 2005. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased by P17.9 million from P297.4 million as of December 31, 2004 to P315.2 million as of March 31, 2005 mainly due to the additional loans availed of during the period.

Stockholders' equity increased by P9.0 million mainly due to the adjustment in the valuation reserve pertaining to the company's listed stock investments.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   The Company was unable to pay principal installments due from the period September 26, 2003 to March 31, 2005 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   In 2004, the Company successfully negotiated the restructuring of its loans with two. creditor banks. As of March 31, 2005, the Company was awaiting the decision of another creditor bank for the restructuring of the company's loan.

   The other local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of March 31, 2005, the Company had not fully recognized the penalty charges by some of the other local banks pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs

approximately US$64,059 (P3.6million) in 2005. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

    7.1 Receivables increased by P0.9 million or 7% due to additional trade receivables booked during the period.

    7.2 Other noncurrent assets increased by P5.2 million or 7.2% due to additional interest receivable booked during the period.

    7.3 Current portion of the long-term debt increased by P24.2 million or 19.6% due to additional loans availed during the period.

    7.4 Unrealized losses on the decline in market value of investments decreased by P14.9 million or 9.4% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

    7.5 Retained earnings decreased by 9.7% due to the P5.9 million net loss incurred for the first quarter of 2005.

    7.6 Petroleum revenues increased by P11.7 million due to higher production volume and crude prices during the first quarter of 2005.

    7.7 Interest income decreased by 8.4% due to lower level of interest income booked.

    7.8 Interests, share in costs and operating, general and administrative expenses went up by 64.1%, 65.5% and 120.2 % respectively. The increase was mainly due to higher level in the share in these expenses.

7.9 Net loss amounted to P5.9 million for the first three months of 2005, as compared to P236.6 million for the same period last year. The P230.7 million decrease was mainly on account of the loss booked on the disposal of part of the EPHI investment in 2004.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract No. 6A

In 2005, block operator PHILODRILL received expressions of interest from Black Gold which is composed of ex-UNOCAL drilling/production personnel for a possible farm-in to the Octon Block. Also, Comissioning Services, Inc., which had standing farm-in offers to Service Contract 14 production and non-production blocks and Service Contract 6B (Bonita), has expressed interest. Philodrill advised these groups to formalize their farm-in proposals.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

Operations Review

1st Quarter 2005 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
January	23,446	4,182	27,628
February	8,843	3,847	12,690
March	322	7,414 *	7,736*
Total	32,611	15,443 *	48,054 *

** provisional, based on Daily Production Report*

The consortium completed three crude shipments to Pilipinas Shell during the first three months of the year, involving a total combined volume of 38,285 barrels of Nido and Matinloc crude.

The consortium continued to undertake certain measures to improve the facilities and increase rates of production from the fields. These include installation of fire deluge systems, experimentation on choke sizes, and studies on possible wireline intervention and leak repairs on selected production wells.

Farm-in Status

Cape Energy and Team Oil have entered into agreement with Vitol Group on March 16,2005 for the financing of the proposed development program for the Galoc Field. Vitol, a private group based in Netherlands, is involved in commodity trading, with a focus on physical oil marketing globally. The firm has agreed to commit $ 9 million to the Galoc Production Company, a joint venture company formed by Cape Oil and Team Energy to undertake the Galoc development, and to underwrite a further $31 million in respect of additional developmental capital. The Galoc consortium is now waiting for the final documentation process of the agreement to be completed.

Late last year, Basic Consolidated, Inc. submitted a proposal to farm-in into the Nido and Matinloc Blocks. The terms and conditions of the Basic offer are still under evaluation, with counteroffers being made and presented to Basic for the farminee's consideration.

With regard to the farm-out offer to CSI in the North Matinloc, Tara and Libro areas, the respective consortia have designated TransAsia to negotiate/conclude negotiations with the CSI.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on the SC 6B Block remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Last year, the Cadlao Consortium received separate farm-in proposals from CSI and Alcorn Gold Resources Corp, both of which expressed interest in putting back into production the now idle Cadlao Field. Farm-in terms and conditions of their respective offers were received and reviewed. The CSI offer remains in limbo as certain partners have yet to complete their evaluation. With regard to the AGRC offer, some partners have requested the farminee to make improvements on the terms and conditions of the proposal, particularly on the issue of "sole risking". AGRC, as of end of March, are committed to pursue and improve their proposal.

Philodrill is a carried interest partner with no voting rights in the consortium affairs.

5.0 Service Contract No. 41 (Sulu Sea)

In a partners meeting held in January 2005, block operator UNOCAL informed the partners that they intend to drop out of the service contract. Unocal's appreciation of the last two wells drilled (Zebra –1 and Rhino –1) which yielded generally negative results prompted this decision. In addition to Unocal which officially withdrew in February, partners BHP Billiton, Sandakan Oil (OXY) and TransAsia have also withdrawn from the consortium, leaving a small all-Filipino consortium.

The consortium has fully complied with all work program requirements through to the end of SC Year 7 and has successfully negotiated a reduction in the SC Year 8 commitment of 1 well to a geological and geophysical program of about US$100,000.

Basic Consolidated, Inc. with the help of Oriental Petroleum Corp., has been elected Operator for the Contract Year 8.

6.0 GSEC 75 (Central Luzon)

The farm-out between PNOC and Reliance Oil did not push through. As such, the option agreement entered into by the Philodrill Group (Philodrill, Anglo and Vulcan) with Reliance Oil did not materialize.

Philodrill has finally decided to relinquish the area and to focus on the more prospective exploration blocks. The decision was arrived at as all other exploration efforts on the Central Luzon Block had been largely unsuccessful, despite an earlier minor gas discovery in the Victoria area.

7.0 Southwest Palawan

The application for a new GSEC remains pending. However, TransAsia, which spearheads the new GSEC application, expressed their intent not to participate in further exploration activities on the block.

8.0 SWAN Block, Offshore Palawan

The application for a new GSEC remains pending with the DOE but the consortium is considering amending the GSEC application to a full Service Contract application. Philodrill continues to promote this promising block to prospective partners.

9.0 GSEC No. 98 (Onshore Mindoro)

A draft Participation Agreement between Philodrill and LAXMI has been crafted which provides for a 30% carried interest to Philodrill up to the first well including associated geologic and geophysical costs. Philodrill, however, will still share in the filing fee and signature bonus attendant

to the new SC application. Negotiations are still ongoing between the two parties, and PNOC-EC which will probably pay its own way into the consortium.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2005).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: ______________
FRANCISCO A. NAVARRO
Executive Vice President

Date: 5/19/05
REYNALDO E. NAZAREA
Vice President-Finance & Adm./
Treasurer

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) March 31 2005	(Audited) December 31 2004
ASSETS		
Current Assets		
Cash	3,257,292	3,286,916
Receivables	14,059,234	13,139,906
Crude oil inventory	4,723,008	5,501,496
Other current assets	250,730	247,552
Total Current Assets	22,290,264	22,175,870
Noncurrent Assets		
Property and equipment - net	296,382,705	296,512,043
Investments *	941,934,544	922,529,991
Advances to affiliated companies - net	64,832,665	64,832,665
Deferred oil exploration and development costs	800,448,549	798,153,561
Other noncurrent assets	77,571,875	72,355,227
Total Noncurrent Assets	2,181,170,338	2,154,383,487
TOTAL ASSETS	2,203,460,602	2,176,559,357
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	56,633,281	57,946,286
Trade and other payables	103,898,485	108,913,861
Current portion of long-term debt	148,019,477	123,813,325
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	315,227,838	297,350,067
Noncurrent Liabilities		
Advances from related companies	114,377,124	114,377,124
Long-term Debt-net of current portion	34,497,218	34,497,218
Total Noncurrent Liabilities	148,874,342	148,874,342
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,067,977	1,482,066,842
Subscribed	52,876,040	52,877,174
Subscriptions receivable	(2,112,672)	(2,112,899)
Share in associate's revaluation increment	294,860,606	294,860,608
Unrealized losses on decline in market value of investments	(143,482,648)	(158,419,567)
Retained Earnings	55,149,120	61,062,790
Total Stockholders' Equity	1,739,358,423	1,730,334,948
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,203,460,603	2,176,559,357
	(1)	0

* includes listed marketable securities amounting to P733,694,107 and P716,045,867 as March 2005 and December 2004, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2005	January 1 to March 31 2004
REVENUES		
Share in petroleum operations	13,922,074	2,218,331
Equity in net earnings of associates - net	4,467,638	4,642,166
Interest, dividends and other income	3,007,972	3,282,049
	21,397,684	10,142,546
COSTS AND EXPENSES		
Interest and financing charges	11,322,794	6,899,249
Share in costs and operating	8,969,102	5,419,723
General and administrative	7,019,457	3,187,411
Loss on sale of investment	0	231,214,572
	27,311,353	246,720,955
INCOME (LOSS)	(5,913,669)	(236,578,409)
Earnings (loss) per share was computed as follows:		
Net loss	(5,913,669)	(236,578,409)
Weighted average number of shares	1,534,944,016	1,534,944,016
Loss per share	(0.0038527)	(0.1541284)

THE PHILODRILL CORPORATION
Statement of Changes in Stockholders' Equity

	March 2005	March 2004
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,066,842	1,482,066,842
Issuance during the first quarter	1,135	
Balance at end of first quarter	1,482,067,977	1,482,066,842
Subscribed		
Balance at the beginning of year	52,877,174	52,877,174
Issuance during the first quarter	(1,134)	
Balance at end of first quarter	52,876,040	52,877,174
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable	227	
Balance at end of first quarter	(2,112,672)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,606	483,869,872
Adjustment during the first quarter		(234,982,387)
Balance at end of first quarter	294,860,606	248,887,485
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(158,419,567)	(200,752,169)
Adjustment during the first quarter	14,936,919	(2,868,669)
Balance at end of first quarter	(143,482,648)	(203,620,838)
Retained Earnings		
Balance at the beginning of year	61,062,789	344,281,256
Net income (loss) for the first quarter	(5,913,669)	(236,578,409)
Balance at end of first quarter	55,149,120	107,702,847
Total Stockholders' Equity	1,739,358,423	1,685,800,611

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	January 1 to March 31 2005	January 1 to March 31 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(5,913,669)	(236,578,409)
Adjustments for:		
Depletion, depreciation and amortization	809,601	748,207
Equity in net losses (earnings) of associates - net	(4,467,638)	(4,642,166)
Operating loss before working capital changes	(9,571,706)	(240,472,368)
Decrease (increase) in:		
Receivables	(919,329)	5,035,548
Crude oil inventory	778,488	(2,218,331)
Other current assets	(3,178)	7,342
Increase in accounts payable and accrued expenses	(5,015,375)	(16,241,406)
Net cash from (used in) operating activities	(14,731,100)	(253,889,215)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	2,682,746
Reductions in (additions to):		
Property and equipment	(680,263)	1,137,501
Deferred oil exploration and development costs	(2,294,988)	(2,538,164)
Advances to affiliated companies - net	(2,730,950)	(240,297)
Investments	0	553,234,976
Other noncurrent assets	(2,485,694)	(3,088,502)
Share in affiliates' revaluation increment	0	(234,982,387)
Net cash from (used in) investing activities	(8,191,894)	316,205,874
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Payments) of:		
Subscriptions receivable	227	0
Loans payable	22,893,144	(61,978,680)
Net cash from (used in) financing activities	22,893,371	(61,978,680)
NET INCREASE (DECREASE) IN CASH	(29,623)	337,979
CASH, BEGINNING	3,286,916	2,235,123
CASH, ENDING	3,257,292	2,573,102

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED MARCH 31, 2005

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	534,789	701,935	139,203		1,097,522		1,097,522
	534,789	701,935	139,203	0	1,097,522	0	1,097,522

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		204,092,302	0	0	0	0		204,092,302	0
less-allowance for decline in market value		158,419,567				(14,936,919)		143,482,648	
		45,672,735						60,609,654	
At equity:									
EDSA Properties Holdings Inc.	214,130,690	660,530,268	2,711,320		0	0	214,130,690	663,241,587	
Penta Capital Investment Corp.	1,600,000	161,395,662	1,756,316				1,600,000	163,151,978	
Penta Capital Holdings, Inc.	300,000	44,731,318					300,000	44,731,318	
		866,657,248	4,467,636	0	0	0		871,124,883	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		922,529,990	4,467,636	0	0	0		941,934,544	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE QUARTER ENDED MARCH 31, 2005

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	25,695,101	25,695,101
Vulcan Industrial and Mining Corporation	23,814,412	23,814,412
Fil-Energy Corporation	14,251,893	14,251,893
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
Others	39,981	39,981
	70,446,783	70,446,783
Less-allowance for doubtful accounts	5,614,118	5,614,118
	64,832,665	64,832,665

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	583,407,179	642,063			584,049,242
Office condominium units and improvements	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,066,668	38,200	(178,000)		9,926,868
Transportation equipment	6,852,131		(1,600,000)		5,252,131
	614,335,400	680,263	(1,778,000)	0	613,237,663

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	289,517,895	414,515			289,932,410
Office condominium units and improvements	11,897,351	175,118			12,072,469
Office furniture, fixtures and equipment	9,975,980	9,968	(178,000)		9,807,947
Transportation equipment	6,432,131	210,000	(1,600,000)		5,042,131
	317,823,357	809,600	(1,778,000)	0	316,854,957

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	835,676,429	2,294,988				837,971,417
less-Allowance for unrecoverable deferred oil explo costs	(37,522,868)					(37,522,868)
	798,153,561	2,294,988	0	0	0	800,448,549

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE QUARTER ENDED MARCH 31, 2005

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
United Coconut Planters Bank	77,528,730	43,031,512	34,497,218
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	45,000,000	45,000,000	0
	182,516,695	148,019,477	34,497,218

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2005

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,067,977	52,876,040	0	4,461,168	1,530,482,849

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) *Account with contract operator*	12,961,712		9,821,961	3,139,751					
less allowance for doubtful accounts	0								
Net Trade Receivables	12,961,712	0	9,821,961	3,139,751	0	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	1,097,521	209,190	491,228	397,103					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	1,097,521	209,190	491,228	397,103	0	0	0	0	0
Net Receivables	14,059,234	209,190	10,313,190	3,536,854	0	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receviables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Changes in Accounting Policies

On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases*, which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.

- SFAS 12/IAS 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

New and Revised Accounting Standards Effective in 2005

New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;

  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting guidelines and requirements for derivatives that are designated and qualify as hedges;

  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and

4. Assessment of required process and systems changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination,* which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements,* provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors,* removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date,* provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment,* provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases,* provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures,* provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

<u>New Accounting Standard Effective 2006</u>
The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties*, starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets*, may be required.

<u>Cash</u>
Cash consists of cash on hand and in banks.

<u>Receivables</u>
Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

<u>Crude Oil Inventory</u>
Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities

Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

Investments

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	40.00	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.21	15.00
EDSA Properties Holdings Inc. (EPHI)	5.08	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets
Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Interest

Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Rental income

Rental income is recognized when earned based on the lease terms.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share

Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2004
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 October 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱258,763,718

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

September 30, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,120*
Number of Shareholders owning at least one (1) Board lot each	3,644

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.105 to 0.25
Market Price as of September 30, 2004	A	₱0.19
	B	0.21
Shares per Board Lot		10,000

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2004
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 November 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱259,902,057

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of October 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

October 31, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,109*
Number of Shareholders owning at least one (1) Board lot each	3,628

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		0.105 to 0.25
Market Price as of October 31, 2004	A	₱0.20
	B	0.22
Shares per Board Lot		10,000

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2004
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 December 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱185,451,950

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of November 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

November 30, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,100*
Number of Shareholders owning at least one (1) Board lot each	3,614

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		0.105 to 0.25
Market Price as of November 30, 2004	A & B	₱0.20
Shares per Board Lot		10,000

FILE NO. 82-2579

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of November 30, 2004

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%

Stockholders Owning 5% or more

	No. of Shares	Total Issued & Outstanding
PCD Nominee Corporation	336,756,699	21.939%
National Bookstore, Inc.	259,157,603	16.884%
Vulcan Industrial & Mining Corp.	205,876,535	13.413%
Philex Mining Corporation	174,403,750	11.362%
	980,610,339	**63.886%**

Total issued & Outstanding shares	**1,534,944,016**
Total No. of STH as Nov. 30, 2004	**11,100**
No. of STH owning one board lot (Board lot 10,000)	**3,614**

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 January 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱185,451,950

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
January 6, 2005
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

December 31, 2004

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,086*
Number of Shareholders owning at least one (1) Board lot each	3,602

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)	0.105 to 0.25	
Market Price as of November 30, 2004	A	₱0.21
	B	₱0.235
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of December 31, 2004

Name	Position	No. of Shares	Total Issued & Outstanding
:redo C. Ramos	Chairman & President	107,074	0.007%
:casio I. Alcantara	Director	3,632,000	0.237%
:rard H. Brimo	Director	224,250	0.015%
'alter W. Brown	Director	10,000	0.001%
aximo G. Licauco III	Director	124,461	0.008%
:odoro L. Locsin, Jr.	Director	804	0.000%
onorio A. Poblador III	Director	299,000	0.019%
esentacion S. Ramos	Director	1,000	0.000%
ugusto B. Sunico	Director	16,511	0.001%
ancisco A. Navarro	VP-Exploration	0	0.000%
eynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
drian S. Arias	Corporate Secretary	652	0.000%

:ockholders Owning 5% or more

CD Nominee Corporation	337,685,610	22.000%
ational Bookstore, Inc.	259,157,603	16.884%
ulcan Industrial & Mining Corp.	205,876,535	13.413%
hilex Mining Corporation	174,403,750	11.362%
	981,539,250	**63.946%**

otal Issued & Outstanding shares	**1,534,944,016**
otal No. of STH as Dec. 31, 2004	**11,086**
lo. of STH owning one board lot :oard lot 10,000)	**3,602**

FILE NO. 82-2579

SEC Number *38683*
File Number _____

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 08 2005
WASH. D.C.
213

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SEC MAIL PROCESSING SECTION RECEIVED AUG 08 2005 WASH. D.C. 213

05 FEB 4 PM

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **03 February 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱205,028,006

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
February 3, 2005
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of January 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

January 31, 2005

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,074*
Number of Shareholders owning at least one (1) Board lot each	3,583

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)	0.51 to 1.00	
Market Price as of November 30, 2004	A	₱0.50
	B	₱0.54
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of January 31, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%

Stockholders Owning 5% or more

PCD Nominee Corporation		343,517,240	22.380%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		987,370,880	**64.326%**

Total issued & Outstanding shares	**1,534,944,016**
Total No. of STH as Jan. 31, 2005	**11,074**
No. of STH owning one board lot (Board lot 10,000)	**3,593**

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

2005 MAR 7 PM 2 49

RECEIVED AUG 08 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 March 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱230,028,006

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
March 4, 2005
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of February 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

February 28, 2005

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,029*
Number of Shareholders owning at least one (1) Board lot each	3,524

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.26 to 0.50
Market Price as of February 28, 2005	A & B	₱0.38
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of February 28, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%
Stockholders Owning 5% or more			
PCD Nominee Corporation		352,082,093	22.938%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		995,935,733	**64.884%**

Total Issued & Outstanding shares	**1,534,944,016**
Total No. of STH as Feb. 28, 2005	**11,029**
No. of STH owning one board lot (Board lot 10,000)	**3,524**

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 April 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,454,537

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2005

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	11,004*
Number of Shareholders owning at least one (1) Board lot each	3,497

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		0.26 to 0.50
Market Price as of March 31, 2005	A	₱0.32
	B	₱0.35
Shares per Board Lot		10,000

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of March 31, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%
Stockholders Owning 5% or more			
PCD Nominee Corporation		357,027,781	23.260%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		1,000,881,421	**65.206%**

Total Issued & Outstanding shares	**1,534,944,016**
Total No. of STH as Mar. 31, 2005	**11,004**
No. of STH owning one board lot (Board lot 10,000)	**3,497**

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 May 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,454,537

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of April 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

April 29, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,992***
Number of Shareholders owning at least one (1) Board lot each	**3,483**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**0.26 to 0.50**
Market Price as of March 31, 2005	**A & B**	**₱0.032**
Shares per Board Lot		**10,000**

FIDELITY STOCK TRANSFERS, INC.

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of April 30, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Francisco A. Navarro	VP-Exploration	0	0.000%
Reynaldo E. Nazarea	VP-Finance & Administration	0	0.000%
Adrian S. Arias	Corporate Secretary	652	0.000%
Stockholders Owning 5% or more			
PCD Nominee Corporation		360,321,466	23.475%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		1,004,175,106	**65.421%**

Total Issued & Outstanding shares	**1,534,944,016**
Total No. of STH as Apr. 30, 2005	**10,992**
No. of STH owning one board lot (Board lot 10,000)	**3,483**

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 June 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱192,179,637

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of May 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,982***
Number of Shareholders owning at least one (1) Board lot each	**3,470**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**0.26 to 0.50**
Market Price as of March 31, 2005	**A**	**₱0.028**
	B	**₱0.030**
Shares per Board Lot		**10,000**

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of May 31, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President	107,074	0.007%
Francisco A. Navarro	EVP	0	0.000%
Reynaldo E. Nazarea	Treasurer/VP	0	0.000%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Teodoro L. Locsin, Jr.	Director	804	0.000%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Adrian S. Arias	Corporate Secretary	652	0.000%
Stockholders Owning 5% or more			
PCD Nominee Corporation		362,246,956	23.600%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		1,006,100,596	**65.546%**

Total Issued & Outstanding shares	**1,534,944,016**
Total No. of STH as May 31, 2005	**10,982**
No. of STH owning one board lot (Board lot 10.000)	**3,470**

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 July 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱186,213,761

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

June 30, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,975***
Number of Shareholders owning at least one (1) Board lot each	**3,465**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**0.26 to 0.50**
Market Price as of June 30, 2005	**A & B**	**₱0.30**
Shares per Board Lot		**10,000**

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2004
(Fiscal Year Ending)
(mon h day)

SEC Form 17 – C
Form Type

Amendmen Designa ion (If applicable)

Period Ended Da e

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 November 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱259,902,057

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that THE PHILODRILL CORPORATION (the "Company"), has formally served notice of its intention to sell its 40% shareholdings in Penta Capital Investment Corporation ("PCIC") and 15% shareholdings in Penta Capital Holdings, Inc. ("PCHI") ("Shares").

PCIC and PCHI stockholders shall have 30 days from receipt of the Company's notice to sell within which to exercise their pre-emptive right to acquire the Shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2004
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **29 December 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱184,964,154

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Attached herewith is a copy of the Secretary's Certificate of the Company's attendance of the members of the Board of Directors for the year 2004.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**, being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Company"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal offices at the 8th and 9th Floors, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the board meetings for the year 2004 which is shown below is true and correct based on the records of the Corporation:

	Date of Board Meetings											
Name of Directors	1/21	2/18	3/17	4/21	5/19	6/23	7/21	8/18	9/22	10/27	11/17	12/15
Alfredo C. Ramos	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Presentacion S. Ramos	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Augusto B. Sunico	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✕	✓
Maximo G. Licauco III	✓	✓	✓	✓	✓	✓	✓	✓	✓	✕	✓	✓
Teodoro L. Locsin, Jr.	✓	✕	✕	✓	✕	✕	✕	✕	✕	✕	✕	✕
Gerard H. Brimo	✓	✕	✕	✕	✓	✓	✕	✕	✓	✓	✓	✓
Nicasio I. Alcantara	✕	✕	✓	✓	✓	✓	✕	✕	✓	✓	✓	✕
Honorio A. Poblador III	✓	✓	✕	✕	✕	✓	✕	✕	✓	✓	✓	✓
Walter W. Brown	✓	✓	✓	✓	✓	✕	✓	✓	✕	✕	✓	✕
Legend: [✓] present [✕] absent												

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series of 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

IN WITNESS WHEREOF, I have hereunto affixed my signature this 29th day of December, 2004 at Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 29th day of December 2004 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 14188321 issued on January 16, 2004 at Mandaluyong City.

Doc. No. 314;
Page No. 64;
Book No. 56;
Series of 2004.

MORALES
-05-04
YONG CITY

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **20 January 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱205,028,006

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. The Philodrill Corporation also complied with the appropriate performance self-rating assessment and performance evaluation system to determine and measure compliance with the Manual;

4. There are no major deviations from the adopted Manual on Corporate Governance; and,

5. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance.

AUGUSTO B. SUNICO
Executive Vice President & Treasurer

SUBSCRIBED AND SWORN to before me this 20th day of January 2005 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 15972917 issued on January 14, 2005 at Mandaluyong City.

Doc. No. 187;
Page No. 74;
Book No. 87;
Series of 2005.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
ISSUED ON 1-3-05
MANDALUYONG CITY

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **30 March 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,454,537

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 30 March 2005, the Board has approved the scheduling of the ***Company's Annual Stockholders' Meeting ("ASM") on 29 June 2005, Wednesday, 3:00 p.m. at La Colina Room, Valle Verde Country Club***, Capt. H. Javier Street, Bo. Oranbo, Pasig City. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is ***15 April 2005***.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **31 March 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,454,537

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Republic of the Philippines
DEPARTMENT OF ENERGY

18 March 2005

CERTIFICATION

TO WHOM IT MAY CONCERN:

This is to certify that **The Philodrill Corporation**, a company organized and existing under the laws of the Republic of the Philippines, has participating interest, is a member of the following valid and subsisting petroleum Service Contracts (SC), either in its capacity as Operator or Consortium member:

SC 6 (Cadlao Production Block)	Operator
SC 6A (Octon Block)	Operator
SC 6B (Bonita Block)	Operator
SC 14A (Nido Block)	Operator
SC 14B (Matinloc Block)	Operator
SC 14B-1 (NorthMatinloc)	Operator
SC 14C (West Linapacan)	Operator
SC 14D (Retention Block)	Operator
SC 14 (Tara Block)	Consortium member
SC 41 (Sulu Sea)	Consortium member

This certification is being issued to The Philodrill Corporation for whatever legal purposes it may serve.

RANILO P. ABANDO
Director
Energy Resource Development Bureau

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

2005 APR 20 AM 11 17

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 8 2005
WASH, D.C.
213

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **19 April 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,149,975

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of April 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **03 May 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱239,149,975

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the Company's Executive Vice President & Treasurer, Atty. Augusto B. Sunico, has retired effective April 30, 2005.

Subject to Board confirmation, Mr. Francisco A. Navarro has been appointed as Executive Vice President and Mr. Reynado E. Nazarea has been designated Treasurer and Vice President for Administration.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **30 May 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱192,179,637

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the Company entered into a Deed of Assignment with the Galoc Production Company BSC ("GPC") in respect of the assignment to GPC of 75% of the Company's 25.588% participating interest in the Galoc Block, which represents the northern portion of Block C under Service Contract 14.

The Deed of Assignment implements the farm-in arrangements previously agreed by the Company under the Farm-in Agreement entered into on 23 September 2004. The Deed of Assignment is conditional upon receipt of the approval of the Philippines Department of Energy to the farm-in arrangements.

The Galoc Field is located offshore Northwest Palawan Island in the Republic of the Philippines.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **29 June 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱186,213,761

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

Please be advised that at the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") today, 29 June 2005, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2006:

ALFREDO C. RAMOS	WALTER W. BROWN
PRESENTACION S. RAMOS	GERARD H. BRIMO
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA*
MAXIMO G. LICAUCO III	HONORIO A. POBLADOR III*
CHRISTOPHER M. GOTANCO	

****Messrs. Alcantara and Poblador are the Company's Independent Directors***

At the Organizational Meeting of the Board of Directors of the Company held on 29 June 2005 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

At the Regular Meeting of the Board of Directors of the Company held on 29 June 2005, 12:30 p.m. at the Philodrill Board Room, 125 Pioneer Street, Mandaluyong City, the following Directors were nominated to become members of the Corporate Governance Committee indicated opposite their names:

Nomination Committee

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
MAXIMO G. LICAUCO III, Director, Member

Audit Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
NICASIO I. ALCANTARA, Independent Director, Member
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : ADRIAN S. ARIAS

A separate report will be submitted as soon as the above-named Directors and Officers nominated to the foregoing Committees have accepted their nominations. An Internal Auditor will be appointed at the next regular Board Meeting in July 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 July 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. ______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱186,213,761

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that subject to Board confirmation, Mr. Alessandro O. Sales has been promoted from Assistant Vice President to Vice President for Exploration.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

OFFICE FILE

SEC Number 38683
File Number ____

RECEIVED
AUG 0 8 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

LIST OF TOP 100 STOCKHOLDERS 6/30/05

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

Received by:

2005 JUL 13 PM 1 47

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 06/30/2005

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	363,664,260	23.6904%	PCD NOMINEE CORPORATION
2	259,157,603	16.8825%	NATIONAL BOOKSTORE, INC.
3	205,876,535	13.4116%	VULCAN INDUSTRIAL & MINING CORP.
4	174,403,750	11.3613%	PHILEX MINING CORP.
5	58,626,260	3.8191%	ALAKOR CORPORATION
6	25,507,577	1.6616%	TERESITA DE LA CRUZ
7	24,234,387	1.5787%	PHILIPPINE OVERSEAS TELECOMMS. CORP.
8	24,223,034	1.5779%	ALAKOR SECURITIES CORPORATION
9	14,740,821	0.9602%	TRAFALGAR HOLDINGS PHIL., INC.
10	9,593,122	0.6249%	WEALTH SECURITIES, INC.
11	7,443,947	0.4849%	OSCAR T. LEE
12	6,500,812	0.4234%	SAPPHIRE SECURITIES INC.
13	6,013,353	0.3917%	HENRY A. BRIMO
14	5,667,200	0.3691%	ALSONS CONSOLIDATED RESOURCES, INC.
15	4,905,652	0.3195%	CONRADO S. CHUA
16	3,854,825	0.2511%	RCBC TA# 72-230-8
17	3,643,112	0.2373%	ANG NGO CHIONG
18	3,632,000	0.2366%	NICASIO ALCANTARA
19	3,515,620	0.2290%	ALBERT AWAD
20	3,368,821	0.2194%	RCBC TRUST ACCOUNT #32-314-4

21	3,179,104	0.2070%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
22	3,058,767	0.1992%	CUALOPING SEC. CORP.
23	2,644,999	0.1723%	PIONEER INSURANCE & SURETY CORP.
24	2,540,970	0.1655%	CHRISTINE C. CHUA
25	2,300,000	0.1498%	ANTONIO CHAN
26	2,289,325	0.1491%	BA SECURITIES, INC.
27	2,286,834	0.1489%	JOSE CHAN MAN CHUAN
28	2,121,113	0.1381%	MONDRAGON SECURITIES CORP.
29	1,999,999	0.1302%	ERNESTO CHUA CHIACO
30	1,951,285	0.1271%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
31	1,882,475	0.1226%	PHIL. REMNANTS CO., INC.
32	1,880,681	0.1225%	AYALA CORPORATION
33	1,846,443	0.1202%	R. S. LIM & CO. INC.
34	1,830,098	0.1192%	MARIO NG
35	1,820,000	0.1185%	PAULINO CHUA
36	1,799,299	0.1172%	ANITA N. TY
37	1,764,157	0.1149%	CARMENCITA O. REYES
38	1,739,623	0.1133%	DAVID GO SECURITIES CORP.
39	1,730,850	0.1127%	SALVADOR LACSON
40	1,717,189	0.1118%	CAMPOS, LANUZA & CO., INC.
41	1,703,034	0.1109%	BENJAMIN CO CA & CO., INC.
42	1,700,000	0.1107%	SUN HUNG KAI SEC. (PHIL.) INC. (A/C # SI036)
43	1,684,764	0.1097%	JOSE D. SANGALANG

44	1,658,070	0.1080%	INDEPENDENT REALTY CORPORATION
45	1,618,649	0.1054%	F. YAP SEC., INC.
46	1,605,522	0.1045%	FIRST STREET ACACIA LANE REALTY, INC.
47	1,500,000	0.0977%	DELFIN GO
48	1,437,594	0.0936%	LUYS SECURITIES CO., INC.
49	1,435,497	0.0935%	JUANITO QUE
50	1,431,439	0.0932%	DOMINGO SADSAD
51	1,429,958	0.0931%	ENRIQUE LAGUINIA
52	1,398,898	0.0911%	G & L SECURITIES CO., INC.
53	1,394,203	0.0908%	TRENDLINE SECURITIES CORP.
54	1,329,617	0.0866%	G. D. TAN & CO., INC.
55	1,294,624	0.0843%	YAO & ZIALCITA, INC.
56	1,277,257	0.0832%	FORTUNE SECURITIES, INC.
57	1,275,000	0.0830%	FENIX SE BING
58	1,198,656	0.0780%	ANSALDO, GODINEZ & CO., INC.
59	1,175,921	0.0766%	LACSON, STREEGAN INS. CONS., INC.
60	1,167,140	0.0760%	KHO GIOK EN
61	1,104,000	0.0719%	J.A. GONZALEZ
62	1,089,362	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
63	1,079,185	0.0703%	LUCIO YAN
64	1,038,724	0.0676%	DAVID WUSON
65	1,038,608	0.0676%	VIRGINIA YAPTINCHAY
66	1,033,352	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
67	1,030,000	0.0670%	JAMES ANG

68	1,010,547	0.0658%	JOSE ANTONIO GONZALEZ
69	1,002,625	0.0653%	TANSENGCO & CO., INC.
70	1,000,000	0.0651%	TERESO C. TAN
			% DELFIN GO KIAN LAM
71	958,941	0.0624%	JIMMY BAUTISTA
72	922,798	0.0601%	BRISOT ECONOMIC DEV. CORP.
73	919,548	0.0599%	BARCELON ROXAS SECURITIES, INC.
74	912,826	0.0594%	ARMINDA A. MUGA
75	909,414	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
76	904,907	0.0589%	PLATINUM SECURITIES, INC.
77	904,325	0.0589%	JUAN D. LIM
78	894,151	0.0582%	NANCY SAW
79	881,830	0.0574%	HOPKINS, HARBACH & CO.
80	877,618	0.0571%	AURORA SHIH
81	859,740	0.0560%	CARMEN ONGSIAKO
82	856,011	0.0557%	R. NUBLA SECURITIES, INC.
83	853,762	0.0556%	MARIA S. ANG
84	849,242	0.0553%	FINVEST SEC. CO., INC.
85	832,057	0.0542%	I. ACKERMAN & CO. INC.
86	828,255	0.0539%	ANTONIO TAN TECK CHEE
87	827,986	0.0539%	MOUNT PEAK SEC., INC.
88	823,976	0.0536%	FRANCISCO ORTIGAS SEC., INC. A/C #212
89	819,759	0.0534%	FAUSTINO PE

90	814,494	0.0530%	BENITO YANG
91	813,874	0.0530%	JOSE Y CAMPOS
92	810,226	0.0527%	WONG SECURITIES CORPORATION
93	800,000	0.0521%	ELISA S. SAW
94	786,641	0.0512%	SEVERO A. TUASON & CO., INC.
95	771,720	0.0502%	MANDARIN SECURITIES CORPORATION
96	761,050	0.0495%	ROSARIO ACUNA
97	759,057	0.0494%	INVESTORS SECURITIES, INC.
98	748,307	0.0487%	MAXINE C. DE CACHO
99	742,285	0.0483%	MDR SECURITIES, INC.
100	733,794	0.0478%	JUANITO L. YEE
	1,316,276,742	GRAND TOTAL	

FILE NO. 82-2579

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 8 2005
WASH. D.C. 213

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Minutes of the Organizational Meeting of the Board of Directors
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION

MINUTES OF THE ORGANIZATIONAL MEETING BOARD OF DIRECTORS

Held on 29 June 2005, 4:30 p.m.
At the La Colina Room, Valle Verde Country Club
Capt. H. Javier Street, Bo. Oranbo, Pasig City

Directors Present:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
MAXIMO G. LICAUCO III
AUGUSTO B. SUNICO
CHRISTOPHER M. GOTANCO

Also Present :

ADRIAN S. ARIAS

I. **CALL TO ORDER**

Mr. Alfredo C. Ramos, acting temporarily as Chairman, called the meeting to order and designated Atty. Adrian S. Arias as Secretary. There being in attendance five (5) out of nine (9) directors, a quorum was present for the transaction of business.

II. **ELECTION OF OFFICERS**

The first order of business is the election of officers of the Company. The Acting Chairman then declared the table open for nominations.

Upon the unanimous vote of the directors present, Mr. Alfredo C. Ramos was elected Chairman. Likewise, the Chairman nominated the following corporate officers:

ALFREDO C. RAMOS	Chairman of the Board and President
FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

Nomination Committee

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
MAXIMO G. LICAUCO III, Director, Member

Audit Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
NICASIO I. ALCANTARA, Independent Director, Member
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : ADRIAN S. ARIAS

The nominations having been seconded, the Chairman inquired if there were other nominees. There being none, the Chairman declared the above-named persons duly elected officers of the Company.

III. **ADJOURNMENT**

There being no further matters to be discussed, the meeting was, on motion duly made and seconded, adjourned at 5:30 p.m.

Certified Correct:

ADRIAN S. ARIAS
Corporate Secretary

ATTEST:

ALFREDO C. RAMOS
Chairman of the Board

READ and APPROVED
(Minutes of the Organizational Meeting
of the Board of Directors
held on 29 June 2005)

PRESENTACION S. RAMOS
Director

AUGUSTO B. SUNICO
Director

MAXIMO G. LICAUCO III
Director

CHRISTOPHER M. GOTANCO
Director

Republic of the Philippines) S.S.
Mandaluyong City)

SUBSCRIBED AND SWORN to before me this 27 JUL 2005 day of ______ 2005 affiants exhibited their Community Tax Certificate to wit:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	06022546	January 5, 2005	Manila
AUGUSTO B. SUNICO	15972917	January 14, 2005	Mandaluyong City
MAXIMO G. LICAUCO III	06022554	January 5, 2005	Manila
PRESENTACION S. RAMOS	06022549	January 5, 2005	Manila
HONORIO A. POBLADOR III	15976452	January 17, 2005	Mandaluyong City
ADRIAN S. ARIAS	15986697	January 24, 2005	Mandaluyong City

Doc. No. 377;
Page No. 77;
Book No. 94;
Series of 2005.

BENIGNO F. ... ES
NOT... ...LIC
... 05
PT... 231
... 3-05
MAN... CITY

FILE NO. 82-2579

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

SEC FORM 20-IS
Definitive Information Statement
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

**INFORMATION STATEMENT PURSUANT TO SECTION 20
OF THE SECURITIES REGULATION CODE**

1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [x] Definitive Information Statement

2. Name of Registrant as specified in its charter **THE PHILODRILL CORPORATION**

3. **Philippines**
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number **38683**

5. BIR Tax Identification Code **041–000–315–612**

6. **8th–9th Flrs., Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550**
   Address of principal office Postal Code

7. Registrant's telephone number, including area code **(632) 631-8151 to 52; 631-1801 to 05**

8. **June 29, 2005, 3:00 P.M. at La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines**
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders **May 29, 2005**

10. ***In case of Proxy Solicitations:***

    Name of Person Filing the Statement/Solicitor: **THE PHILODRILL CORPORATION**

    Address and Telephone No.: **8th–9th Flrs., Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550**

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Loans Payable	₱239,149,975.00

12. Are any or all of registrant's securities listed in a Stock Exchange?

Yes ___X___ No _________

If yes, disclose the name of such Stock Exchange and the class of securities listed therein:

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

INFORMATION STATEMENT

PART I

A. GENERAL INFORMATION

Item 1. **Date, time and place of meeting of security holders.**

(a) The 2005 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 29 June 2005, 3:00 p.m., at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Oranbo, Pasig City 1604, Philippines. The complete mailing address of the principal office of the Company is 8th-9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will first be sent or given to security holders at least one (1) month prior to the date of the Meeting, in accordance with the Company's Amended By-Laws, or on or before 29 May 2005.

Item 2. **Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair value of his shares: (i) in case any amendment to the Company's articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) in case of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) in case of merger or consolidation.

NO CORPORATE ACTION is being proposed or submitted in the Meeting that may call for the exercise of a stockholder's right of appraisal.

If, at any time after this Information Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise such right must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his certificates of stock. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

Item 3. **Interest of Certain Persons in or Opposition to Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, NO director or officer, nominee for election as director, or associate of such director, officer or nominee, of the Company has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

(b) As of the date this Information Statement is first given to stockholders of record, NO director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the meeting.

B. CONTROL AND COMPENSATION INFORMATION

Item 4. **Voting Securities and Principal Holders Thereof**

The Company has two (2) classes of shares - Class "A" and Class "B" shares - identical in all respects, except that Class "A" shares are issued and transferable only to Philippine Nationals, while Class "B" shares may be issued and transferred either to Philippine Nationals or to foreign nationals; *provided,* that Class "B" shares shall not be issued in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) The Record Date with respect to this solicitation is 15 April 2005. Only stockholders of record as at the close of business on 15 April 2005 are entitled to notice of, and to vote at, the Meeting.

(b) As of the Record Date, the outstanding capital stock of the Company is 1,534,944,016 shares, consisting of 918,569,839 Class "A" shares and 616,374,177 Class "B" shares. Each share of either class is entitled to one (1) vote.

(c) A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer books of the Company as of the Record Date, for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided*, that the whole number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the whole number of directors to be elected.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote any and all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

(d) **Security Ownership of Certain Record and Beneficial Owners.** The following persons are known to the Company to be directly or indirectly the record or beneficial owner of more than 5% of the Company's voting securities as of Record Date:

Title of Class	Name and address of record owner and relationship with Issuer	Name of Beneficial Owner and relationship with record owner	Citizenship	Number of shares held	Percent
Total A & B	PCD Nominee Corporation Makati Stock Exchange Bldg. 6767 Ayala Avenue, Makati City Stockholder of record	Various clients (see note A)	Filipino	359,469,435 (of record)	23.41%
Total A & B	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City Stockholder of record	National Book Store, Inc. (see Note B)	Filipino	259,157,603 (of record)	16.88%
Total A & B	Vulcan Industrial & Mining Corp. 9th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City Stockholder of record	Vulcan Industrial & Mining Corp. (see Note B)	Filipino	205,876,535 (of record)	13.41%
Total A & B	Philex Mining Corporation Brixton cor. Fairlane Sts. Pasig City	Philex Mining Corporation (see Note B)	Filipino	174,403,750 (of record)	11.36%

Note A: The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC itself, as a juridical entity, does not vote the number of shares registered in its name; instead, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of Record Date. Based on PCNC's books, there are 140 beneficial owners of the Company's voting securities but there is NO single person/entity owning at least 5% of the Company's voting securities as of Record Date.

Note B: The respective proxies of National Book Store, Inc., Vulcan Industrial & Mining Corp. and Philex Mining Corp. are appointed by their respective Board of Directors, and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos has been appointed proxy for National Book Store, Inc. and Vulcan Industrial & Mining Corp. while Dr. Walter W. Brown and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.

(e) **Voting Trust Holders of 5% or More.** To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(f) **Security Ownership of Management**. The Company's directors (D), Chief Executive Officer (CEO), four most highly compensated executive officers (O) and nominees (N) own the following number of voting shares as of Record Date:

Title of Class	Name of beneficial owner	Amount and nature of Beneficial ownership	Citizenship	Percent of class
Total A & B	Alfredo Ramos (D/CEO/N)	107,074	Filipino	< 0.010%
Total A & B	Augusto Sunico (D/N)	16,511	Filipino	< 0.010%
Total A & B	Gerard Brimo (D/N)	224,250	Filipino	0.014%
Total A & B	Presentacion Ramos (D/N)	1,000	Filipino	< 0.010%
Total A & B	Nicasio Alcantara (D/N)	3,632,000	Filipino	0.236%
Total A & B	Honorio Poblador III (D/N)	299,000	Filipino	0.019%
Total A & B	Maximo Licauco III (D/N)	124,461	Filipino	< 0.010%
Total A & B	Walter Brown (D/N)	10,000	Filipino	< 0.010%
Total A & B	Teodoro Locsin, Jr. (D)	804	Filipino	< 0.010%
Total A & B	Francisco A. Navarro (O)	NIL	Filipino	NIL
Total A & B	Reynaldo E. Nazarea (O)	NIL	Filipino	NIL
Total A & B	Alessandro O. Sales (O)	NIL	Filipino	NIL
Total A & B	Christopher M. Gotanco (N)	437,480	Filipino	0.028%

As of the Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees of record is 4,852,580 shares or approximately 0.31% of the Company's outstanding capital stock.

Other than those shares appearing on record in the names of the above persons, the Company is not aware of any other shares which such persons may have the right to acquire beneficial ownership of.

There has been NO CHANGE in the control of the Company since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) **Directors, Executive Officers, Promoters and Control Persons.**

The names, ages, citizenship, positions and periods of service of all directors, executive officers and persons nominated or chosen to become such are as follows:

Name	Age	Citizenship	Position	Period of service as such officer From	To
Alfredo C. Ramos	61	Filipino	Chairman of the Board	02 December 1992	Present
			President	24 April 1989	Present
Augusto B. Sunico	76	Filipino	Director	18 May 1984	Present
			EVP & Treasurer	24 April 1989	04/30/2005
Walter W. Brown	65	Filipino	Director	20 August 2003	Present
Gerard H. Brimo	53	Filipino	Director	30 October 1985	Present
Presentacion S. Ramos	63	Filipino	Director	28 May 1997	Present
Nicasio I. Alcantara	62	Filipino	Director	16 December 1991	Present
Honorio A. Poblador III	59	Filipino	Director	18 November 1992	Present

			Independent Director	2002	Present
Maximo G. Licauco III	55	Filipino	Director	29 November 1988	Present
Teodoro L. Locsin, Jr.	56	Filipino	Director	29 November 1988	Present
			Independent Director	2002	Present
Francisco A. Navarro	61	Filipino	Exec. Vice President	01 May 2005	Present
			VP-Exploration	07 December 1987	04/30/05
Reynaldo E. Nazarea	53	Filipino	Treasurer & VP-Admin	01 May 2005	Present
			VP-Finance & Admin	07 December 1987	04/30/05
Christopher M. Gotanco	55	Filipino	Nominee-Director	N.A.	N.A.

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

All the Company's directors named above were elected during the 2004 Annual Meeting of Stockholders held on 23 June 2004, and have since served in such capacity.

To the extent known to the Company, there are NO arrangements that may result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 23 June 2004.

Independent Directors

Pursuant to SRC Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Teodoro L. Locsin, Jr.

In accordance with the guidelines set by the Nomination Committee and approved by the Board of Directors, the Nomination Committee received the names of candidates for nominees as independent director of the Company. Based on the policies and parameters adopted by the Nomination Committee for screening nominees for independent directorship, the final list of candidates, with the information required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached.

Mr. Noel T. Del Castillo nominated Mr. Nicasio I. Alcantara, while Mr. Patrick V. Caoile nominated Mr. Honorio A. Poblador III, for election as independent directors of the Company for the ensuing fiscal year 2005.

Business Experience During the Past Five (5) Years of Executive Officers and Persons Nominated to Become Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Dr. Walter W. Brown was elected director of the Company in August 2003 to replace Mr. Henry A. Brimo who retired as director. Dr. Brown is presently the Chairman & CEO of Philex Mining Corporation. For the past five (5) years, he has served as a director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Christopher M. Gotanco has been nominated as a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, garments and manufacturing, among others.

Mr. Francisco A. Navarro is the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of companies involved in financial services and property development.

Directors/Nominees for Director with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corp.* *Atlas Consolidated Mining & Dev't. Corp.* *Edsa Properties Holdings, Inc.* *Kuok Philippine Properties, Inc.*	*Philippine Seven Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Walter W. Brown	*A. Brown Co., Inc.* *International Exchange Bank*	*Philippine Realty & Holdings Corp.* *Philex Mining Corporation*
Augusto B. Sunico	*Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Manuel L. Quezon University*	*United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Presentacion S. Ramos	*Anglo Philippine Holdings Corp.*	
Nicasio I. Alcantara	*Petron Corporation*	
Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Maximo G. Licauco III	*Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.*	*United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Christopher M. Gotanco	*Anglo Philippine Holdings Corporation*	*Vulcan Industrial & Mining Corp.*

Significant Employees

The Company has not engaged the services of any person who is not an executive officer but who is expected to make significant contributions to the business of the Company. The business of the Company is not highly dependent on the services of certain key personnel and there are no arrangements to assure that these persons will remain with the Company and not compete upon termination.

Family Relationships

Mr. Alfredo C. Ramos (Chairman of the Board and President) is the husband of Mrs. Presentacion S. Ramos (Director) and the brother-in-law of Atty. Augusto B. Sunico (Director) and Mr. Maximo G. Licauco III (Director).

Involvement in Certain Legal Proceedings

For the past five (5) years up to the date this Information Statement is first given to stockholders, the Company is NOT aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, nominee for election as director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, nominee for election as director, executive officer, underwriter or control person of the Company;

(3) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

Certain Relationships and Related Transactions

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as a director, or owner of more than 10% of the Company's voting securities, or voting trust holder of 10% or more of any class of the Company's securities, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

Parent of the Company

NO person holds more than 50% of the Company's voting securities, and the Company has no parent company.

(b) **Resignation or Declination to Stand for Re-Election**

NONE of the directors elected during the Company's Annual Stockholders' Meeting held on 23 June 2004 has resigned nor declined to stand for re-election, EXCEPT Mr. Teodoro L. Locsin, Jr. who has declined his nomination for re-election to the Board to obviate any possible conflict of interest in view of his membership in the Committee on Energy of the House of Representatives.

Item 6. **Compensation of Directors and Executive Officers**

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2003 and 2004) and the ensuing fiscal year (2005) are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	Chairman/President				
Augusto B. Sunico	EVP & Treasurer				
Francisco A. Navarro	Exec. Vice President				
Reynaldo E. Nazarea	Treasurer & VP-Admin				
Alessandro O. Sales	AVP-Exploration				
Isabelita L. Matrela	Finance Manager				
		2003	1,139,005	-	-
		2004	1,623,706	-	-
		2005 (est)	2,170,307	-	-
All officers &		2003	2,395,237	-	
directors as a group		2004	2,618,459		
unnamed		2005 (est)	2,880,305		

For the years 2003 and 2004, there were no bonuses and other compensation paid to directors and executive officers, EXCEPT the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws and the Company's retirement program, there are no compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the executive officers' responsibilities following a change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 7. **Independent Public Accountants**

Mr. Jaime F. Del Rosario of SyCip Gorres Velayo & Company ("SGV") is recommended to stockholders for appointment as principal accountant of the Company for 2005.

During the Company's two (2) most recent fiscal years or any subsequent interim period, there have been no disagreements with accountants on accounting and financial disclosure. Mr. Jose Carlitos G. Cruz of SGV was the Company's principal accountant for the past five (5) years up to 2003 and he was succeeded by Mr. Del Rosario in 2004. The Company never had any disagreement with either Mr. Cruz or Mr. Del Rosario on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

Mr. Del Rosario, together with other representatives from SGV, are expected to be present at the Meeting and they will have the opportunity to make a statement if they desire to do so and such representatives are expected to be available to respond to appropriate questions.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Company did not engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

Item 8. **Compensation Plans**

NO ACTION is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed.

C. ISSUANCE AND EXCHANGE OF SECURITIES

Items 9-13. **Not Applicable**

Item 14. **Restatement of Accounts**

On January 1, 2004, the Company adopted Statements of Financial Accounting Standards (SFAS) 12/International Accounting Standards (IAS) 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by P44.9 million and P45.2 million as of January 1, 2004 and 2003.

D. OTHER MATTERS

Item 15. **Action With Respect to Reports**

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(1) Minutes of the 2004 Annual Stockholders' Meeting;

Approval of the Minutes of the 2004 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2004 Annual Stockholders' Meeting, which have already been approved.

(2) Annual Report for the year ended 31 December 2004 (a copy containing the information required by SRC Rule 20A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(3) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (23 June 2004) to the present (29 June 2005):

(a) Creation of a separate bank account for the SC 6, 6B and 14 consortium with Metropolitan Bank and Trust Company (July 21, 2004);

(b) Opening of bank account for the SC 6, 6B and 14 consortium with United Coconut Planters Bank (August 18, 2004);

(c) Approval of Application for Customs Intelligence and Investigation Service (August 18, 2004);

(d) Approval of Group Salary Loan Program with Penta Capital Finance Corporation (November 17, 2004);

(e) Approval of Credit Facilities with PentaCapital Investment Corporation (December 15, 2004);

(f) Execution of Mortgage Trust Indenture with Bank of the Philippine Islands – Asset Management and Trust Group (December 15, 2004);

(g) Sale of Company Vehicle (December 15, 2004);

(h) Opening of bank account with Philippine National Bank (December 15, 2004);

(i) Authority to Issue Uncertificated Securities and to enter into agreement with Pastra.net on the use of and linkage with the Electronic Direct Registration (EDR) System (January 19, 2005);

(j) Approval to implement the restructuring of the Company's Loan with United Coconut Planters Bank (January 19, 2005);

(k) Approval of the sale of Company vehicle (January 19, 2005); and

(l) Appointment of Company's authorized representative for Penta Capital's Annual Stockholders' Meeting (March 30, 2005);

(3) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Amended Articles of Incorporation;

(4) Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors; and,

SRC Rule 38(8)(F), implementing Sec. 38 of the Securities Regulation Code ("SRC"), requires covered companies to amend their by-laws in accordance with the provisions of said SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors.

A copy of the proposed amendments to the Company's By-Laws is provided in Item 17 below.

(5) Appointment of Mr. Jaime F. Del Rosario of SGV & Company as the Company's independent auditor.

Item 16. **Matters Not Required to be Submitted**

Proof of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Charter, By-Laws or Other Documents**

Article II of the Company's By-Laws is proposed to be amended by adding a new Section 9 to read as follows:

*"**SECTION 9 – INDEPENDENT DIRECTORS**. The Company shall have two (2) independent directors or at least 20% of its board size, at any one time, whichever is lesser.*

"9.1 Qualifications and Disqualifications. An independent director shall have the following qualifications and disqualifications:

"(a) Apart from his fees and shareholdings, he is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company;

"(b) He shall own in his name at least one (1) share of stock of the Company;

"(c) He shall be at least twenty one (21) years old;

"(d) He shall be at least a college graduate or he shall have been engaged or exposed to the business of the Company for at least five (5) years;

"(e) He shall possess integrity and probity;

"(f) He shall be assiduous;

"(g) He is not a director or officer of the Company or of its related companies or any of its substantial shareholders (other than as an independent director of any of the foregoing);

"(h) He does not own more than two percent (2%) of the shares of the Company or of its related companies or any of its substantial shareholders;

"(i) *He is not related to any director, officer or substantial shareholder of the Company, any of its related companies or any of its substantial shareholders. For this purpose, relatives include spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;*

"(j) *He is not acting as a nominee or representative of a director or substantial shareholder of the Company, and/or any of its related companies, and/or any of its substantial shareholders, pursuant to a Deed of Trust or any contract or arrangement;*

"(k) *He has not been employed in any executive capacity by the Company, any of its related companies, and/or by any of its substantial shareholders within the last five (5) years;*

"(l) *He is not retained, either personally or through his firm or any similar entity, as professional adviser by the Company, any of its related companies, and/or any of its substantial shareholders within the last five (5) years;*

"(m) *He has not engaged and does not engage in any transaction with the Company and/or with any of its related companies and/or with any of its substantial shareholders, whether by himself and/or with other persons and/or through a firm of which he is a partner and/or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arms length and are immaterial;*

"(n) *He has not been convicted by final judgment by a competent judicial or administrative body of: (i) any crime involving the purchase or sale of securities (e.g., proprietary or non-proprietary membership certificates, commodity futures contract, interests in a common trust fund, pre-need plans, pension plans, or life plans); (ii) any crime arising out of the person's conduct as an underwriter, broker, dealer, investment company, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, floor broker; and (iii) any crime arising out of his relationship with a bank, quasi-bank, trust company, investment house or as an affiliated person of any of them;*

"(o) *He has not been, by reason of any misconduct, after hearing or trial, permanently or temporarily enjoined by order, judgment or decree of the Securities and Exchange Commission ("SEC") or any court or other administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or a floor broker; (ii) acting as a director or officer of a bank, quasi-bank, trust company, investment house, investment company or an affiliated person of any of them; (iii) engaging in or continuing any conduct or practice in connection with any such activity or willfully violating*

laws governing securities and banking activities. These disqualifications shall also apply when he is currently subject to an effective order of the SEC or any court or other administrative body refusing, revoking or suspending any registration, license or permit issued under the Corporation Code, Securities Regulation Code ("SRC"), or any other law administered by the Commission or Bangko Sentral ng Pilipinas ("BSP"), or under any rule or regulation promulgated by the SEC or BSP, or otherwise restrained to engage in any activity involving securities and banking, or when he is currently subject to an effective order of a self-regulatory organization suspending or expelling him from membership or participation or from associating with a member or participant of the organization;

"(p) He has not been finally convicted judicially or administratively of an offense involving moral turpitude, fraud, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false oath, perjury or other fraudulent acts or transgressions;

"(q) He has not been found by the SEC or a court or other administrative body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the SRC, the Corporation Code, or any other law administered by the SEC or BSP, or any rule, regulation or order of the SEC or BSP, or who has filed a materially false or misleading application, report or registration statement required by the SEC, or any rule, regulation or order of the SEC;

"(r) He has not been judicially declared to be insolvent;

"(s) He has not been finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in Sec. 9.1, paragraphs (n) to (r) hereof;

"(t) He is not an affiliated person who is ineligible, by reason of Sec. 9.1, paragraphs (n) to (r) hereof, to serve or act in the capacities listed in those paragraphs;

"(u) He has not been convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the SRC, committed within five (5) years prior to the date of his election or appointment;

"9.2. Disqualification of Incumbent. An independent director may be disqualified during his tenure under the following instances or causes:

"(a) He becomes an officer or employee of the Company, or becomes any of the persons enumerated under Sec. 9.1, paragraphs (n) to (r) hereof;

"(b) His beneficial security ownership in the Company exceeds two Percent (2%);

"(c) *He fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency;*

"(d) *Such other disqualifications as the Company's Manual on Corporate Governance provide.*

"9.3. Nomination of Independent Directors.

"(a) *The Nomination Committee of the Company shall promulgate the guidelines or criteria to govern the conduct of the nomination of independent directors which shall be properly disclosed in the Company's Information Statement or such other reports required to be submitted to the Commission.*

"(b) *Nomination of independent directors shall be conducted by the Nomination Committee prior to a stockholders' meeting. All nominations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.*

"(c) *The Nomination Committee shall pre-screen the qualifications and prepare a final list of candidates and put in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent directors.*

"(d) *After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the SEC and to all stockholders through the filing and distribution of the Information Statement, in accordance with SRC Rule 17.1(b) or SRC Rule 20, respectively, or in such other reports as the Company is required to submit to the SEC. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.*

"(e) *Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.*

"9.4. Election of Independent Directors.

"(a) *Subject to pertinent existing laws, rules and regulations of the SEC, the conduct of the election of independent directors shall be made in accordance with the standard election procedures of the Company under its by-laws.*

"(b) *It shall be the responsibility of the Chairman of the stockholders' meeting to inform all stockholders in attendance of the mandatory requirement of electing*

independent directors. He shall ensure that independent directors are elected during the stockholders' meeting.

"(c) *Specific slot/s for independent directors shall not be filled-up by unqualified nominees.*

"(d) *In case of failure of election for independent directors, the Chairman of the stockholders' meeting shall call a separate election during the same meeting to fill up the vacancy.*

"9.5. Cessation of Independent Directorship

"In case of resignation, disqualification or cessation of independent directorship, and only after notice has been made with the SEC within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Nomination Committee; otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office."

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except such matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

(a) In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors.

(b) If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. On the other hand, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting.

In accordance with SRC Sec. 38 and SRC Rule 38, only nominees whose names appear in the Final List of Candidates for Independent Directors shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.

Nominated for election as independent directors of the Company for the ensuing fiscal year 2004 are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

PART II.

INFORMATION REQUIRED IN A PROXY FORM

Item 1. **Identification**

The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders to be held on the date and time and at the place stated above and in the Notice accompanying this Information Statement and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

Subject to Item 3 below, a proxy given by a stockholder shall be voted by the Chairman & President, Mr. Alfredo C. Ramos, or by the Executive Vice President, Mr. Francisco A. Navarro, or by the Corporate Secretary, Atty. Adrian S. Arias, in accordance with the authorization specifically granted by the stockholder. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

Item 2. **Instruction**

Proxies must be properly executed in the Proxy Form that accompanies this Information Statement, dated and returned on or before 24 June 2005. Validation of proxies will be held at the Company's principal office on 27 June 2005 at 10:00 a.m. Validated proxies will be voted at the Meeting in accordance with the authority granted by, and/or instructions of, the stockholder expressed therein. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

The matters to be taken up in the Meeting and the names of nominee directors are all enumerated in the Proxy Form accompanying this Information Statement with boxes opposite them where the stockholder or his designated proxy can indicate his preferred choice or vote.

Item 3. **Revocability of Proxy**

A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 24 June 2005; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Item 4. **Persons Making the Solicitation**

(a) The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders, to be held on the date and time and at the place stated above and in the Notice accompanying this Information Statement, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

NO director has informed the Company in writing of that he intends to oppose any action intended to be taken by the Company nor his intention to oppose any action intended to be taken by the Company.

(b) There are no other participants in the solicitation of proxies through this Information Statement, other than the Company.

(c) Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

(d) The Company will bear the cost of preparing, collating and delivering to stockholders this Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000. As of 30 April 2005, the Company has spent around ₱30,000 for the preparation of proxy materials.

Item 5. **Interest of Certain Persons in Matters to be Acted Upon**

NO director or executive officer, nominee for election as director, or associate of such director, executive officer or nominee, of the Company, at any time since the beginning of the last fiscal year, has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

PART III.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Mandaluyong on May 17, 2005.

By:

ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Information Statement

1. Proxy Form;
2. Notice of the 2005 Annual Meeting of Stockholders with Agenda;
3. Annual Report pursuant to SRC Rule 20A;
4. Final List of Candidates for Independent Directors;
5. Financial Statement; and
6. Minutes of the 2004 Annual Meeting of Stockholders.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20(4)

I. Audited Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2004 are attached hereto.

II. Disagreements with Accountants on Accounting and Financial Disclosure. NONE.

III. Management's Discussion and Analysis or Plan of Operations

(a) Full fiscal years

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the years 2004, 2003 and 2002 are presented below:

(in thousands of Pesos)	2004	2003	2002
Petroleum revenues	37,575	21,853	30,194
Investment income	7,927	21,120	31,622
Interest & other income	13,018	10,021	14,213
Net income (loss)	(283,218)	(38,331)	(21,315)
Total assets	2,176,559	2,647,476	2,613,672
Net worth	1,730,335	2,115,293	2,203,423
Issued & subscribed capital	1,534,944	1,534,944	1,534,950

The Company incurred a net loss of ₱283.2 million in 2004 compared to ₱38.3 million in 2003 and ₱21.3 million in 2002.

Gross revenues in 2004 totaled ₱58.5 million, compared to ₱53.0 million in 2003 and ₱76.0 million in 2002. The increase in revenues in 2004 was due to higher income from petroleum operations, which went up by ₱15.7 million on account of higher crude prices. The average price/barrel in 2004 was US$ 19.29, compared to US$ 13.91 in 2003. Equity in net earnings of associates decreased by ₱13.2 million, while interest, dividends and other income increased by ₱3.0 million due to higher interest income and the foreign exchange gain booked in 2004.

Total costs and expenses in 2004 increased by ₱250.1 million due to the booking of a ₱229.6 million loss resulting from the disposal of the EPHI shares pledged with Development Bank of the Philippine (DBP).

Total assets decreased to ₱2.17 billion in 2004 from ₱2.60 billion in 2003. Current assets increased by 17.6% as the Company booked its share in crude oil inventory as of year-end 2004, while non-current assets decreased by 16.62% on account of the EPHI shares ceded to DBP.

Total current liabilities decreased to ₱297.4 million in 2004 from ₱450.8 million in 2003. Stockholders' equity declined by ₱384.9 million as a result of the ₱283.2 million loss incurred during the year and the ₱144.1 million reduction in the Company's share in the revaluation increment associated with the Company's investment in EPHI.

PETROLEUM PROJECTS - PRODUCTION

SC 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Combined oil production from the Nido and Matinloc fields totaled 138,503 barrels in 2004, a slight decrease of 6.78% from the previous year's combined output of 148,582 barrels. The drop in production resulted from the temporary suspension of operations at the two fields beginning in September 2003 as a result of the cessation of local refining operations of the crude oil buyer, Caltex Philippines. Alcorn, the former operator, then negotiated a spot sale agreement with Pilipinas Shell and the first shipment of approximately 13,500 barrels of Matinloc crude was made in May 2004. Production operations at the Nido field resumed in July 2004.

Both the Nido and Matinloc fields are currently being produced under a new one-year supply purchase agreement with Pilipinas Shell which was signed last November 2004 with an indicative combined volume of 20,000 barrels per month.

2004 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	Total
January	0	9,040	9,040
February	0	5,224	5,224
March	0	0	0
April	0	3,472	3,472
May	0	9,372	9,372
June	0	5,497	5,497
July	12,834	7,304	20,138
August	0	4,314	4,314
September	13,400	8,845	22,245
October	25,881	157	26,038
November	0	3,717	3,717
December	22,995	6,451	29,446
Total	**75,110**	**63,393**	**138,503**

Alcorn's Withdrawal and Change in Operatorship

The withdrawal of Alcorn Petroleum from the SC14, SC6 and SC6B consortia and the transfer of its interests to the surviving members was finalized on June 30, 2004. Management of consortium affairs was initially handled by a Management Committee composed of representatives from the Company, Basic Consolidated, Oriental Petroleum, and Nido Petroleum until August 2004 when the Company was elected as operator of the SC14, SC6 and SC6B consortia. Tri-Power, a group composed of former Alcorn personnel, was contracted to run the day-to-day operations of the producing fields.

Following Alcorn's withdrawal and equity restructuring, the Company now has the following participating interests in the SC14 and SC6B blocks:

Area	**Pre-Alcorn Withdrawal**	**Post-Alcorn Withdrawal**
SC 14A (Nido Block)	20.317%	26.106%
SC 14B (Matinloc Block)	25.745	41.608
SC 14B-1 (North Matinloc)	9.748	17.850
SC 14C (W. Linapacan/Galoc Block)	20.100	25.588
SC 14D (Retention Block)	18.800	33.751
SC 6B (Bonita Block)	14.000	21.875

Farm-in Opportunities

In March 2004, Commissioning Services International (CSI) submitted a farm-in proposal for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks involving, among others, the continued operation and possible enhancement of production from the producing areas and the investigation, study and evaluation of the non-producing areas. However, the consortium rejected CSI's farm-in offer into the Nido and Matinloc blocks, while CSI's farm-in proposal to the North Matinloc, Tara, Libro and West Linapacan blocks is currently being evaluated by the consortium.

On the other hand, the SC 14C (Galoc) consortium approved the farm-in proposal into the block by Team Oil, Cape Energy and Advanced Well Technologies under which the farminees offered to undertake a phased development of the Galoc field which produced about 380,000 barrels during extended production tests conducted in 1988. The farm-in agreement was signed in September 2004. Team Oil and Cape Energy have since teamed up with the Netherlands-based Vitol Group, which agreed to underwrite US$40 million for the development of the Galoc field. The Vitol Group is involved in commodities trading, with a focus on global oil marketing. The farminees anticipate production from the Galoc Field to commence in 2006.

Separate farm-in offers have also been submitted by Basic Consolidated, Alcorn Gold Resources and a group of former UNOCAL personnel for some of the areas being farmed out to CSI and Cape Energy/Team Oil. The merits of their respective proposals are being evaluated.

PETROLEUM PROJECTS - EXPLORATION

The Company's investment in exploration properties are presented as deferred oil exploration and development costs in the audited financial statements:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	43.33000%	₱405,809
(Saddle Rock/Esperanza)	37.05000	64,844
SC 6B (Bonita/Cadlao)	21.87500	12,710
SC 41 (Sulu Sea)	2.32200	143,970
GSEC 98 (Onshore Mindoro)	79.45500	73,089
SWAN Block (NW Palawan)* unified	32.97500	91,852
SW Palawan*	1.9500	4,822
Others		1,058
		₱798,154

**under application*

Service Contract ("SC") 6A (Octon)

The consortium signed a Farmout Agreement (FOA) with Rock Oil International, Inc. (ROII) in February 2004, under which ROII committed to drill a well by June 2004. ROII completed its geological and geophysical studies in June 2003, with highly encouraging results, including the identification of several prospects, eight of which were elevated to drillable status. However, ROII's drilling commitment was deferred to September 2004 due to: (1) non-availability of a drilling rig; and, (2) ROII's decision to defer operations in the country pending resolution of legal issues concerning the exploitation of the country's natural resources by foreign companies. Unfortunately, ROII still failed to drill its commitment well by September 2004. Consequently, the FOA with ROII automatically lapsed.

With this development, the Company, as operator, started promoting the area and immediately received expressions of interest from Black Gold Energy, CSI and a group of former Petronas personnel. The Company is now evaluating the proposals of these prospective farminees.

SC 6/6B (Cadlao/Bonita)

Exploration activities in SC6/6B remain suspended. However, the area is included among several petroleum blocks where CSI expressed an interest to farm-in. CSI proposes to conduct studies on the block's Meridian Prospect and investigate the Bonita-1, a discovery well which flowed 1,100 BOPD during tests in 1989. CSI will also look into the possible staged-reactivation of the Cadlao field. Relatedly, Alcorn Gold Resources Corporation also expressed interest in putting the Cadlao field back to production. Farm-in proposals from these companies are still being reviewed.

The Company is a non-paying party in Cadlao but holds a 0.802702% revenue share in the gross proceeds from Cadlao's field production. The Company maintains a 21.875% interest on the SC 6B Bonita Block.

SC 41 (Sulu Sea)

On June 20, 2004, UNOCAL spudded the Zebra-1 well in 1,858 ft. water depth using the rig SEDCO 601. The well was programmed to test a set of stacked, strong amplitude reflectors corresponding geologically to stacked Pliocene sands located on a broad four-way closure lying on the present-day upper shelf slope. Zebra- 1 was drilled to a final depth of 6,070 ft. and a suite of wireline logs was successfully run and sidewall cores were taken. Cost of drilling Zebra-1 reached US$ 7.9 million. Fair to good gas readings up to C_4 (butane) were recorded across some of the drilled sections.

After drilling the Zebra-1, UNOCAL spudded the Rhino-1 well on June 29, 2004 at a water depth of 962 ft. On seismic, the Rhino prospect was interpreted as an up thrown three-way closure against a large growth fault. Gas readings of up to C_1 (methane) were recorded, but resistivity logs indicated a water-wet section. Rhino-1 reached a final depth of 8,070 ft. and, as there was no indication of hydrocarbon saturation, the well was plugged and abandoned on July 13, 2004 at a cost of US$ 5.9 million.

Zebra-1 and Rhino-1 confirmed the existence of good quality reservoir within the targeted fault blocks, although the area indicated a lack of robust hydrocarbon charge system. A review of the well data showed that the wells had abundant good quality sands, the same sands that are found to be oil-bearing in the Malaysian sector of the basin. However, there is very low gas saturation in Zebra-1, while there was no hydrocarbon indication in Rhino-1 apparently due to weak seals which may have probably caused hydrocarbon leakage through time. With the drilling of the two (2) wells, the consortium fully complied with its work commitment for the first 7-year exploration period of the service contract. The Company was carried free in the drilling of the two (2) wells.

In January 2005, UNOCAL informed the partners of its intent to withdraw from the service contract. Subsequently, Sandakan Oil (OXY), BHP Billiton and TransAsia also withdrew from the area. The remaining members of the consortium have until April 10, 2005 to either opt for a 3-year extension of the service contract or relinquish the area. Meanwhile, the consortium negotiated with the DOE for a reduction of the work commitment for Contract Year 8 from one well to a geological and geophysical program. Basic Consolidated was elected interim operator of the block.

Geophysical Survey & Exploration Contract ("GSEC") 75 (Central Luzon)

The Company, together with Anglo Philippine Holdings and Vulcan Industrial & Mining Corp., negotiated an option agreement to buy back up to 10% equity in the block with Reliance Oil & Gas, Inc., which had earlier negotiated a farm-in agreement with PNOC-Energy Development Corporation (PNOC-EDC).

However, since the farm-out between PNOC-EDC and Reliance Oil did not push through, the option agreement between Reliance Oil and the Company automatically didn't push through either. This development, coupled with largely unsuccessful exploration efforts in the area, led the Company to decide to terminate its interest in the block .

GSEC No. 98 (Onshore Mindoro)

Although the GSEC technically expired in September 2003, the DOE granted the consortium a time extension to complete farm-in talks with PNOC-EDC and to promote the area to other potential farminees.

Sen Hong Resources (HK), a publicly listed company with operations in China and Indonesia, expressed interest to farm-in into the block and is prepared to drill a well as a minimum work commitment. Sen Hong is currently undertaking technical due diligence on the block.

The consortium is in preliminary discussions with LAXMI (Thailand) and VAMEX (Vietnam) involving a proposal where the consortium will retain a 30% participating interest and be carried free in the costs of geophysical and geological studies and in the first commitment well.

SWAN Block (Northwest Palawan)

The consortium's application for a new GSEC was held in abeyance by the DOE which decided to include the block among the areas bid out to prospective investors during the First Philippine Contracting Round. Nonetheless, the consortium continued exploring the area and has stepped up efforts in promoting the area to prospective partners and Sterling Energy (UK) has expressed interest to participate with the consortium in submitting a joint bid for the areas under the SWAN Block. Negotiations with Sterling, for a carried equity participation in the block for the Filipino consortium members, are ongoing.

Southwest Palawan

While there has been no active interest in pursuing exploration activities in the block since Shell Philippines Exploration withdrew from all exploration activities in the Philippines, a GSEC application covering the area remains pending with the DOE.

INVESTMENTS IN AFFILIATES

EDSA Properties Holdings Inc. (EPHI), where the Company owns a 5.08% equity, reported a net income of ₱263 million in 2004, or 4.5% higher than the 2003 figure. The increase was attributable to the substantial increase in rental income resulting from the renovation of the shopping mall and the higher occupancy rate of the EDSA Shangri-La Hotel. Meanwhile, the Shang Grand Tower condominium project in Makati will be due for completion by the end of 2005. Only 29% of the project's 254 units remained unsold as of end-2004. This project is expected to become a major revenue contributor to EPHI in the future.

Penta Capital Investment Corporation (PCIC), where the Company has a 40% equity interest, posted a net income of ₱25 million in 2004, up from ₱17 million in 2003. Total revenues increased by 36% to ₱95 million, mainly due to the sizable fees collected from the conclusion of the MRT III Notes Secondary Offering. The Company looks forward to emerging opportunities in 2005, wherein reforms aimed at capital market and microfinance development complemented by policy directions aimed at building a stronger and more stable financial system bodes well for the financial market.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

(2) Yearend Results

For the year ended 2004, the Company sustained a net loss of ₱283.22 million mainly due to the booking of a ₱229.63 million loss from the disposal of the Company's EPHI shares and a ₱37.53 million provision for probable losses on deferred oil exploration and development costs related to GSEC 75.

The losses sustained in 2004 on account of the disposal of the Company's EPHI shares and the write-off of its GSEC 75 investment are, by their nature, singular occurrences that will not recur in the future.

(3) Future Prospects

The Company remains optimistic on its future prospects due to: (1) robust petroleum revenues based on current high oil prices; (2) potential additional petroleum revenues from new oilfield developments; and, (3) potential gains from the sale of some of its assets based on current market prices.

The Company expects to continue to benefit from its share in petroleum revenues from the Nido and Matinloc fields. For the first six (6) months of 2005, the Operator expects to generate gross revenues of about US$2 million from the Nido and Matinloc fields. The Company anticipates the price of crude oil to remain at their current high levels which will have a favorable impact on petroleum revenues.

Likewise, the Company expects to benefit from new petroleum production from the Galoc field with the approval of the Galoc farmout to Team Oil and Cape Energy in September 2004. The Galoc field produced about 380,000 barrels during extended production tests conducted in 1988. Team Oil and Cape Energy have teamed up with Netherlands-based Vitol Group, which agreed to underwrite US$40 million for the development of the Galoc field. The Company anticipates production from the Galoc Field to commence in late 2006.

The Company remains the owner of about 214 million EPHI shares which as of mid-February was trading at ₱1.30/share. A potential sale of the Company's remaining EPHI shares can wipe out most if not all of the Company's outstanding loan liabilities.

(4) Key Variable and Other Qualitative and Quantitative Factors

The top five (5) key performance indicators of the Company are as follows:

	Dec 31, 2004	Dec 31, 2003
Current Ratio	0.07 : 1	0.04 : 1
Current Assets	22,175,870	18,849,867
Current Liabilities	297,350,067	450,778,161
Debt to Equity Ratio	0.26 : 1	0.23 : 1
Total Liabilities	446,224,409	487,245,851
Stkholders' Equity	1,730,334,948	2,115,292,793
Equity to Debt Ratio	3.88 : 1	4.34: 1
Stkholders' Equity	1,730,334,948	2,115,292,793
Total Liabilities	446,224,409	487,245,851
Book Value per Share	1.12730	1.37809
Stkholders' Equity	1,730,334,948	2,115,292,793
Ave. shs outstanding	1,534,944,016	1,534,947,230
Loss per Share	0.18451	0.02497
Net Loss	283,218,466	38,331,331
Ave. shs outstanding	1,534,944,016	1,534,947,230

Current Ratio increased to 0.07:1 as of December 31, 2004 from 0.04:1as of December 31, 2003. The Company's current liabilities exceeded its current assets by ₱275.2 million as of December 31, 2004 and ₱431.9 million as of December 31, 2003. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱195.2 million as of December 31, 2004 and ₱192.9 million as of December 31, 2003. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.73:1 as of December 31, 2004 and 0.47:1 as of December 31, 2003.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity. - The information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation, EXCEPT as discussed below:

As disclosed in Note 12 to the Financial Statements, the Company was unable to pay principal installments due for the period September 2003 to December 2004 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

Also as disclosed in Notes 2 and 10 to the Financial Statements, the Company failed to make principal and interest payments to some creditor banks. The Company is continuously negotiating with the banks for the restructuring of its loan and/or possible settlement through dacion en pago.

The other local banks charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of December 31, 2004, the Company had not fully recognized the penalty charged by creditor banks pending the final outcome of the restructuring of the loans which is expected to result in the substantial condonation of the accrued penalties.

(iii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period, EXCEPT as disclosed in Note 20 to the Financial Statements.

(iv) There are NO material commitments for capital expenditures. Although the Company contributes and/or is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs, almost all of the funding for such expenditures is taken out of production or provided by potential farminees to these projects. See also Note 20 of the Company's 2004 Audited Financial Statements.

(v) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations - The information required by this item is contained in Notes 2, 10 and 12 to the Company's 2004 Audited Financial Statements.

(vi) There are NO significant elements of income or loss that did not arise from continuing operations, EXCEPT: (1) the ₱229.63 million loss from the disposal of the Company's EPHI shares; and, (2) the ₱37.53 million provision for probable losses on deferred oil exploration and development costs related to GSEC 75.

(vii) There have been no material changes from period to period in one or more line items of the Company's financial statements, EXCEPT those discussed below:

(a) Total assets increased from ₱2.6 billion as of year-end 2003 to ₱2.2 billion as of year-end 2004.

Cash account increased by ₱1.1 million or 47% from ₱2.2 million as of December 31, 2003 to ₱3.3 million as of December 31, 2004, the increase was due to the collection of some receivables.

Receivables decreased by ₱2.9 million or 18%. The decline was due to some receivables collected.

Other current assets decreased by ₱0.4 million or 60% due to the application of prepaid income tax booked as of December 31, 2004.

Investments decreased by 31% mainly as a result of the disposal of a portion of the EPHI investment.

Other noncurrent assets increased by 20% due to additional accrued interest receivable booked in 2004.

(b) Total current liabilities decreased from ₱450.8 million in 2003 to ₱297.3 million in 2004.

Loans payable decreased by ₱200.4 million or 77% mainly due to the settlement of some loans and reclassifications made on the long-term debt.

Current portion of long-term debt increased by ₱63.8 million due to the reclassification made on the long-term debt to current liability.

Trade and other payables decreased by ₱16.9 million or 13% due to payments of some accounts during the year.

Advances from related companies increased by ₱77.9 million due to additional advances made in 2004.

Additional information is also contained in Notes 12 and 15 of the Report of the Independent Auditors.

(c) Stockholders' equity decreased by ₱385.0 million mainly due to the ₱283.2 million loss incurred during the year which also resulted to the 82% decrease in the Retained Earnings account and the ₱144.1 million decrease in the share in associate's revaluation account in compliance with the new accounting standards.

(d) Gross revenues in 2004 totaled ₱58.5 million compared to ₱53.0 million in 2003 and ₱76.0 million in 2002. The increase in revenues in 2004 was accounted for mainly by the higher income from petroleum operations which went up by ₱15.7 million. The increase was caused primarily by the higher crude prices in 2004. The average price per barrel in 2004 was US$ 19.29 as compared to US$ 13.91 in 2003. Equity in net earnings of associates decreased by ₱13.2 million. Interest, dividends and other income increased by ₱3.0 million mainly due to higher interest income and the foreign exchange gain booked in 2004.

(e) Total costs and expenses in 2004 increased by ₱250.1 million despite the ₱17.1 million decrease in interest and financing charges. The increase was due mainly to the ₱229.6 million loss on disposal of part of the EPHI investment booked in 2004 and the provision for probable loss on deferred oil exploration and development charges of ₱37.5 million.

(viii) There have been NO seasonal aspects that has a material effect on the financial condition or results of operations of the Company.

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

(i) Collecting a portion of its Accounts Receivables; or,
(ii) selling a portion of its existing investments; or,
(iii) generating cash from loans and advances.

(B) The Company is now considering farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any purchase or sale of any plant and significant equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(E) Cost and Effects of Compliance with Environmental Laws – N.A.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

Properties

The information required by Item 2 is contained in Note 6 to the Company's 2004 Audited Financial Statements.

The Company, as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furniture and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture, based on the appraised value of the office condominium units amounting to about ₱71.55M as of September 2003, is used as collateral for some of the Company's loans. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements, are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	43.33000%	₱405,809
(Saddle Rock/Esperanza)	37.05000	64,844
SC 6B (Bonita/Cadlao)	21.87500	12,710
SC 41 (Sulu Sea)	2.32200	143,970
GSEC 98 (Onshore Mindoro)	79.45500	73,089
SWAN Block (NW Palawan)* unified	32.97500	91,852
SW Palawan*	1.9500	4,822
Others		1,058
		₱798,154

**under application*

The Company together with other participants (collectively, the "Contractor") entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government through the Department of Energy for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 64% of the total gross revenues and 13% of total net loss. Information as to production volume follows (in barrels):

	2004	2003	2002
Nido	75,110	80,311	148,044
Matinloc	63,393	68,271	108,606
Total	138,503	148,582	256,650

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 14% of the total gross revenues and 3% of the total net loss.

Employees

The Company has 26 employees as of December 31, 2004.

IV. Brief Description of the General Nature and Scope of Business of the Company

The Company was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

PentaCapital Investment Corporation (PCIC) is an investment house with quasi-banking license. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

EDSA Properties Holdings, Inc. ("EPHI") is one of the country's leading property development firms, with interests in the Shangri-La Plaza Mall, the EDSA Shangri-La Hotel, the Enterprise Center and the soon-to-rise Shang Grand Tower. EPHI is a publicly listed company and its excellent dividend history is proof of its highly successful operations.

V. Market Price and Dividends

The Company's shares are traded in the Philippine Stock Exchange, Inc. The high and low sales prices of the Company's shares for each quarter within the last two (2) fiscal years are:

		High	Low
2004			
	First Quarter	0.235	0.135
	Second Quarter	0.290	0.140
	Third Quarter	0.280	0.180
	Fourth Quarter	0.270	0.180
2003			
	First Quarter	0.160	0.150
	Second Quarter	0.200	0.160
	Third Quarter	0.230	0.180
	Fourth Quarter	0.235	0.150

As of the date of the Information Statement, the market price of the Company's "A" and "B" shares are ₱0.29 and ₱0.32, respectively.

Holders

As of the Record Date, 15 April 2005, the Company has 10,998 shareholders, and 1,534,944,016 shares divided into 918,569,839 Class "A" shares and 616,374,177 Class "B" shares.

The Company's top twenty (20) stockholders of record as of 15 April 2005 are:

	Name	No. of Shares Held	% to Total
1.	National Book Store, Inc.	259,157,603	16.884
2.	Vulcan Industrial & Mining Corporation	205,876,535	13.413
3.	Philex Mining Corporation	174,403,750	11.362
4.	Alakor Corporation	58,626,260	3.819
5.	Teresita dela Cruz	25,507,577	1.662
6.	Alakor Securities Corp.	24,223,034	1.578
7.	Trafalgar Holdings Phil., Inc.	14,740,821	0.960
8.	Phil. Overseas Telecomms. Corp.	24,234,387	1.579
9.	Wealth Securities, Inc.	9,593,122	0.624
10.	Oscar T. Lee	7,443,947	0.485
11.	Sapphire Securities, Inc.	6,500,812	0.424
12.	Henry A. Brimo	6,013,353	0.392
13.	Alsons Consolidated Resources, Inc.	5,667,200	0.369
14.	Conrado S. Chua	4,905,652	0.319
15.	RCBC Trust Account #72-230-8	3,854,825	0.251
16.	Ang Ngo Chiong	3,643,112	0.237
17.	Nicasio I. Alcantara	3,632,000	0.236
18.	Albert Awad	3,515,620	0.229
19.	RCBC Trust Account #32-314-4	3,368,821	0.219
20.	Alberto Mendoza &/or Jeanie C. Mendoza	3,179,104	0.207

Dividends

The Company did not declare any dividends in fiscal years 2004 and 2003 and no dividends have been declared for the current fiscal year 2005. There are no restrictions that currently limit or are likely to limit the Company's ability to pay dividends now or in the future, except the availability of sufficient retained earnings.

Recent Sales of Unregistered or Exempt Securities Including Recent - NONE
Issuance of Securities Constituting an Exempt Transaction.

VI. Corporate Governance

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5, series of 2003, including the accompanying Corporate Governance Self-Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's Corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF:

1. The Company has prepared a written Code of Conduct for the Board, CEO and staff, but has not yet adopted the same pending further discussions on the matter. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. The Company has an organizational plan supported by a business plan and budget set by Management and approved by the Board, and has clearly defined operational and financial performance measures. However, due to low revenues in 2004, the Board and Management had to adjust these plans, budget and standards to more realistic levels.

3. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as the need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PROXY

SOLICITED IN BEHALF OF THE PHILODRILL CORPORATION

The undersigned stockholder hereby names, constitutes and appoints the Chairman & President, **MR. ALFREDO C. RAMOS**, and/or the Executive Vice President, **MR. FRANCISCO A. NAVARRO**, and/or the Corporate Secretary, **ATTY. ADRIAN S. ARIAS**, as attorneys to vote as proxy for the undersigned, each with the power of substitution, at the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION to be held on **29 June 2005**, 3:00 p.m., at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines, and at any and all postponements and/or adjournments thereof, and full authority is hereby given to them to vote as follows:

Election of Directors:

☐ **FOR ALL THE FOLLOWING**

Alfredo C. Ramos
Walter W. Brown
Presentacion S. Ramos
Gerard H. Brimo
Augusto B. Sunico
Maximo G. Licauco III
Christopher M. Gotanco
*Nicasio I. Alcantara
*Honorio A. Poblador III

Independent Director

☐ **WITHHOLD AUTHORITY FOR THE FOLLOWING:**
(To withhold authority to vote for any individual nominee, write the name of the nominee on the space provided below)

Corporate Matters

	FOR	AGAINST	ABSTAIN
Approval of 2004 Minutes of Annual Stockholders' Meeting			
Approval of 2004 Annual Report & Audited Financial Statements			
Ratification/Confirmation of Acts an[illegible] Board of Directors & Management [illegible] 2005, inclusive)			
Approval of the Company's continue[illegible] gas and mineral exploration, deve[illegible] activities, and in any and all its secon[illegible] its Articles of Incorporation			
Amendment of By-Laws to incorporate SRC Rule 38 on the Requirements for Election of Independent Directors			
Appointment of SGV & Co. as independen[illegible]			

If no choice is made in any or all of the [illegible] [illegible] vote at their discretion, cumulatively or otherwise, all the shares of [illegible] [illegible]owledges that the proxies intend to vote "FOR ALL" the above-nomi[illegible] [illegible] all the Corporate Matters. The undersigned further grants authorization to t[illegible] [illegible] matters presented at the Meeting which the Company does not know a reasonable time [illegible] [illegible] is made, and on all other matters incidental to the conduct of the Meeting and in any and all post[illegible] [illegible]/or adjournments thereof.

Name: ______________________ Signature: ______________________

Date: ______________________ Class/No. of shares: ______________________

ASA
Philex might replace G.H Brimo.
Will know tomorrow
Fan

INFORMATION REQUIRED IN A PROXY FORM

Item 1. **Identification**

The proxy is solicited in behalf of THE PHILODRILL CORPORATION (the "Company") for use in voting at the Annual Meeting of Stockholders (the "Meeting") to be held on 29 JUNE 2005, 3:00 P.M., at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines, and at any and all postponements and/or adjournments thereof, for the purposes set forth in the Notice accompanying the Information Statement. Subject to Item 3 below, a proxy given by a stockholder shall be voted by the Chairman & President, Mr. Alfredo C. Ramos, or by the Executive Vice President, Mr. Francisco A. Navarro, or by the Corporate Secretary, Atty. Adrian S. Arias, in accordance with the authorization specifically granted by the stockholder.

If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.

Item 2. **Instruction**

Proxies must be properly executed in the Proxy Form that accompanies the Information Statement, dated and returned on or before 24 June 2005. Validation of proxies will be held at the Company's principal office on 27 June 2005 at 10:00 a.m. Validated proxies will be voted at the Meeting in accordance with the authority granted by, and/or instructions of, the stockholder expressed therein.

If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.

Item 3. **Revocability of Proxy**

A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either by submitting a sworn statement revoking such proxy on or before 24 June 2005, or, by appearing at the Meeting in person and expressing his intention to vote in person.

Item 4. **Persons Making the Solicitation**

(a) The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders, to be held on the date and time and at the place stated above and in the Notice accompanying this Information Statement, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

NO director has informed the Company in writing that he intends to oppose any action intended to be taken by the Company nor of his intention to oppose any action intended to be taken by the Company.

(b) There are no other participants in the solicitation of proxies through the Information Statement, other than the Company.

(c) Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

(d) The Company will bear the cost of preparing, collating and delivering to stockholders the Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000. As of 30 April 2005, the Company has spent around ₱30,000 for the preparation of proxy materials.

Item 5. **Interest of Certain Persons in Matters to be Acted Upon**

NO director or executive officer, nominee for election as director, or associate of such director, executive officer or nominee, of the Company, at any time since the beginning of the last fiscal year, has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

Please be advised that the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION will be held on **29 June 2005, WEDNESDAY, 3:00 P.M. at LA COLINA ROOM, VALLE VERDE COUNTRY CLUB**, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Proof of the Presence of a Quorum
3. Approval of Minutes of 2004 Annual Stockholders' Meeting
4. Report of the Board of Directors
5. Approval of the Company's Annual Report
6. Approval of the Acts and Resolutions of the Board of Directors and Management
7. Approval of the Company's Continued Engagement in Oil/Gas/Mineral Exploration, Development and Allied Activities and Secondary Purposes
8. New Business: **Amendment of By-Laws**
   - **Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors**
9. Appointment of Independent Auditor
10. Election of Directors
11. Other Matters

The Board of Directors has fixed the close of business on **15 April 2005** as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the said Annual Meeting. The stock and transfer books of the Company will not be closed.

Stockholders who cannot attend the said Annual Meeting in person are requested to accomplish the enclosed proxy form and promptly return it to the undersigned no later than 5:00 p.m. of 24 June, 2005. Validation of proxies is scheduled on 27 June, 2005, 10:00 a.m., at the principal office of the Company.

Minutes of the last Annual Meeting of the Stockholders held on 23 June 2004 are now available for examination during office hours at the Office of the Corporate Secretary.

30 March 2005.

ADRIAN S. ARIAS

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2004, 2003 and 2002. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board /Chief Executive Officer

Augusto B. Sunico
Chief Financial Officer

SUBSCRIBE AND SWORN to before me this 21 APR 2005 day of April 2005 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC No.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	06022546	01/05/2005	Manila
AUGUSTO B. SUNICO	15972917	01/14/2005	Mandaluyong City

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
ISSUED ON 1-3-05
MANDALUYONG CITY

DOC. NO. 208
PAGE No. 43
BOOK NO. 88
SERIES OF 2005

FINAL LIST OF CANDIDATES FOR ELECTION AS INDEPENDENT DIRECTOR

(A) **Candidates for Election as Independent Director**

(1) **Identity, names and ages of candidates for election as Independent Director**

Name	Age	Current Position	Period of service as such From	To
Honorio A. Poblador III	58	Independent Director	2002	Present
Nicasio I. Alcantara	55	Director	16 Dec 1991	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Candidates for Independent Director with directorship(s) held in reporting companies

Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Nicasio I. Alcantara	*Petron Corporation*	

(3) **Family Relationships**

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (15 April 2005):

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent Of class
Total A & B	Honorio A. Poblador III	299,000	0.019%
Total A & B	Nicasio I. Alcantara	3,632,000	0.236%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 3,931,000 shares, or approximately 0.255% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will not result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 23 June 2004.

J110

COVER SHEET

3	8	6	8	3					

SEC Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Atty. Augusto B. Sunico

(Contact Person)

631-1801 to 05;
631-8151 to 52

(Company Telephone Number)

1	2		3	1

Month *Day*
(Calendar Year)

A A F S

(Form Type)

Month *Day*
(Annual Meeting)

Not Applicable

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Not Applicable

Amended Articles Number/section

Total Amount of Borrowings

11,086

Total No. of Stockholders

₱216.3 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 40% and 49% of the Company's total assets in 2004 and 2003, and the equity in their net earnings represent about 14%, 40% and 42% of total revenues in 2004, 2003 and 2002, respectively. The financial statements of EPHI and PentaCapital for 2003 and 2002 were audited by other auditors whose reports, have been furnished to us, and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003 and 2002 is based solely on the reports of other auditors. As more fully discussed in Note 7, the reports of the other auditors on the 2003 and 2002 financial statements of PentaCapital were qualified in part for the nonrecognition of losses on past due loan, receivables from customers and others, and investments, nonrecognition of revenues amounting to ₱37.0 million in 2003 and ₱7.0 million in 2002, and a direct charge to retained earnings of the reversal of allowance for probable losses of ₱2.5 million in 2002. The other auditors' reports on the 2003 and 2002 financial statements were also qualified for their inability to perform sufficient additional procedures on the 2003 and 2002 financial statements of Penta Holdings, an associate of PentaCapital.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings audited by other auditors and, we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investments in Penta Holdings of ₱44.7 million in 2004 and ₱44.4 million in 2003, and the corresponding equity in net earnings of ₱0.3 million in 2004 and ₱0.1 million in 2003 and 2002.

For purposes of applying the equity method of accounting, the Company adjusted the 2003 and 2002 financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments to the qualifications mentioned in the first paragraph have been included in the financial statements of PentaCapital. The opinion of the other auditors, however, does not cover the restatement of those statements, to reflect the adjustments relative to the qualifications as discussed in the first paragraph.

In our opinion, based on our audits and the reports of other auditors, and except for the effects on the 2004, 2003 and 2002 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities, and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

As discussed also in Note 2 to the financial statements, the Company has incurred recurring net losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. In addition, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of an uncertainty which may cast doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

SyCip Gorres Velayo & Co

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 1195847, January 3, 2005, Makati City

April 20, 2005

THE PHILODRILL CORPORATION

BALANCE SHEETS

	December 31	
	2004	2003 (As restated, see Note 3)
ASSETS		
Current Assets		
Cash	**₱3,286,916**	₱2,235,123
Receivables (Notes 4 and 5)	**13,139,906**	16,001,362
Crude oil inventory	**5,501,496**	–
Other current assets	**247,552**	613,382
Total Current Assets	**22,175,870**	18,849,867
Noncurrent Assets		
Property and equipment - net (Notes 2, 5, 6 and 10)	**296,512,043**	301,144,341
Investments - net (Notes 7, 9, 10 and 12)	**922,529,991**	1,333,567,126
Advances to related companies - net (Note 15)	**64,832,665**	67,971,724
Deferred oil exploration and development costs – net (Notes 2, 5 and 8)	**798,153,561**	820,540,256
Other noncurrent assets - net (Note 9)	**72,355,227**	60,465,331
Total Noncurrent Assets	**2,154,383,487**	2,583,688,778
Total Assets	**₱2,176,559,357**	₱2,602,538,645
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Note 10)	**₱57,946,286**	₱258,346,160
Trade and other payables (Note 11)	**108,913,861**	125,767,441
Current portion of long-term debt (Note 12)	**123,813,325**	59,987,965
Dividends payable	**5,013,853**	5,013,853
Subscriptions payable	**1,662,742**	1,662,742
Total Current Liabilities	**297,350,067**	450,778,161
Noncurrent Liabilities		
Advances from related companies (Note 15)	**114,377,124**	36,467,691
Long-term Debt - net of current portion (Note 12)	**34,497,218**	–
Total Noncurrent Liabilities	**148,874,342**	34,467,691
Stockholders' Equity		
Capital stock - ₱1 par value (Note 13)		
Authorized - 1.55 billion shares		
Issued	**1,482,066,842**	1,482,066,842
Subscribed	**52,877,174**	52,877,174
Subscriptions receivable	**(2,112,899)**	(2,112,899)
Share in associate's revaluation increment (Notes 7 and 13)	**294,860,608**	438,932,589
Unrealized losses on decline in market value of investments (Note 7)	**(158,419,567)**	(200,752,169)
Retained earnings (Notes 7 and 13)	**61,062,790**	344,281,256
Total Stockholders' Equity	**1,730,334,948**	2,115,292,793
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**₱2,176,559,357**	₱2,602,538,645

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF INCOME

	Years Ended December 31		
	2004	2003	2002
REVENUES			
Share in petroleum operations (Notes 2 and 5)	**₱37,575,381**	₱21,852,692	₱30,193,810
Interest (Note 15)	**9,898,490**	8,891,167	10,735,655
Equity in net earnings of associates (Note 7)	**7,926,567**	21,120,465	31,622,647
Foreign exchange gains - net (Note 5)	**1,983,232**	–	–
Dividends	**535,665**	370,780	3,078,200
Miscellaneous	**600,293**	759,907	398,934
	58,519,628	52,995,011	76,029,246
COSTS AND EXPENSES			
Loss on disposal of shares of stock (Notes 7 and 10)	**229,629,714**	–	–
Provision for probable losses on deferred oil exploration and development costs (Note 8)	**37,528,646**	–	–
Interest and financing charges (Notes 2, 10, 11, 12 and 15)	**31,965,741**	49,056,082	33,825,754
Share in costs and operating expenses (Notes 5 and 16)	**28,034,642**	26,701,166	26,687,047
General and administrative expenses (Note 17)	**14,177,285**	13,557,653	24,908,144
Foreign exchange losses - net (Note 5)	–	1,913,916	1,485,664
Provision for decline in value of other investments (Note 7)	–	–	10,105,548
	341,336,028	91,228,817	97,012,157
LOSS BEFORE INCOME TAX	**282,816,400**	38,233,806	20,982,911
PROVISION FOR INCOME TAX (Note 19)	**402,066**	97,525	332,354
NET LOSS (Note 14)	**₱283,218,466**	₱38,331,331	₱21,315,265
Loss Per Share (Note 14)	**₱0.18451**	₱0.02497	₱0.01445

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Capital Stock (Note 13)		
	Issued	Subscribed	Treasury Stock
Balances at January 1, 2002, as previously reported	₱1,279,962,408	₱254,988,034	(₱63,179,358)
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–
Balances at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)
Collection of subscriptions receivable	–	–	–
Sale of treasury stock	–	–	63,179,358
Decline in MV of marketable securities	–	–	–
Issuance of capital stock	202,106,538	(202,106,538)	–
Share in change in associate's revaluation increment	–	–	–
Net loss	–	–	–
Balances at December 31, 2002, as restated	₱1,482,068,946	₱52,881,496	₱–
Balances at January 1, 2003, as previously reported	₱1,482,068,946	₱52,881,496	₱–
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–
Balances at January 1, 2003, as restated	1,482,068,946	52,881,496	–
Adjustment on fractional shares	(2,104)	(4,322)	–
Decline in MV of marketable securities	–	–	–
Share in change in associate's revaluation Increment	–	–	–
Net loss	–	–	–
Balances at December 31, 2003, as restated	₱1,482,066,842	₱52,877,174	₱–
Balances at January 1, 2004, as previously reported	₱1,482,066,842	₱52,877,174	₱–
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–
Balances at January 1, 2004, as restated	1,482,066,842	52,877,174	–
Recovery in MV of marketable securities	–	–	–
Share in change in associate's revaluation Increment	–	–	–
Disposals of associate's shares (Notes 7 and 10)	–	–	–
Net loss	–	–	–
Balances at December 31, 2004	₱1,482,066,842	₱52,877,174	₱–

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	**(₱282,816,400)**	(₱38,233,806)	(₱20,982,911)
Adjustments for:			
Loss on disposal of shares of stock (Note7)	**229,629,714**	–	–
Provision for probable losses on deferred oil exploration and development costs (Note 8)	**37,528,646**	–	–
Interest and financing charges	**31,965,741**	49,056,082	33,825,754
Depletion and depreciation	**3,514,068**	3,546,555	4,404,801
Unrealized foreign exchange losses (gains)	**(1,983,232)**	2,122,187	1,491,869
Equity in net earnings of associates (Note 7)	**(7,926,567)**	(21,120,465)	(31,622,647)
Interest income	**(9,898,490)**	(8,891,167)	(10,735,655)
Provision for doubtful accounts	–	–	9,292,397
Operating income (loss) before working capital changes	**13,480**	(13,520,614)	(14,326,392)
Decrease (increase) in:			
Receivables	**5,259,722**	9,484,120	(5,136,725)
Crude oil inventory	**(5,501,496)**	–	847,064
Other current assets	**365,830**	21,562	–
Increase in trade and other payables	**6,254,646**	26,695,847	15,224,119
Net cash generated from (used in) operations	**6,392,182**	22,680,915	(3,391,934)
Interest received	**7,087**	9,190	15,107
Interest and financing charges paid	**(15,642,337)**	(15,761,681)	(49,205,678)
Income taxes paid	**(402,066)**	(413,173)	(332,354)
Net cash from (used in) operating activities	**(9,645,134)**	6,515,251	(52,914,859)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**5,038,183**	3,801,581	33,097,912
Share in movements of wells, platforms and other facilities	**4,850,513**	5,813,412	–
Reductions in (additions to):			
Other property and equipment	**(3,732,283)**	(4,745,273)	(14,464,724)
Deferred oil exploration and development costs	**(19,493,535)**	(6,714,854)	(2,684,881)
Advances to related companies	**(682,411)**	(1,307,587)	(5,637,084)
Other noncurrent assets	**(1,998,493)**	(2,202,119)	2,339,840
Investments	–	–	(675,307)
Net cash from (used in) investing activities	**(16,018,026)**	(5,354,840)	11,975,756
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Loan availment	**20,000,000**	–	–
Advances from related companies	**7,257,453**	–	–
Sale of treasury stock	–	–	35,790,941
Subscriptions receivable	–	–	20,973,177
Payments of:			
Loans payable	**(542,500)**	(1,702)	(15,131,478)
Long-term debt	–	[illegible]	–
Dividends payable	[illegible]	–	[illegible]39,356
Adjustments on fractional shares	[illegible]	[illegible]	[illegible]
Net cash from (used in) financing activities	**26,714,953**	(65,628)	41,77[illegible]
NET INCREASE IN CASH	**1,051,793**	1,094,783	832,[illegible]3
CASH AT BEGINNING OF YEAR	**2,235,123**	1,140,340	307,[illegible]47
CASH AT END OF YEAR	**₱3,286,916**	₱2,235,123	₱1,140,340

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2004 and 2003 is presented in Note 7.

The Company's average number of employees was 27 in 2004 and 28 in 2003.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 were authorized for issue by the Board of Directors on April 20, 2005.

2. Status of Operations and Management Plans

Petroleum Operations

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2004 and 2003 follow:

	Participating Interest (in percentage)	
	2004	2003
SC 6 (Northwest Palawan)		
Block A		
Cadlao Block	**0.803**	0.803
Octon Block	**43.330**	43.330
Block B (Bonita)	**21.875**	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	**26.106**	20.317
Block B (Matinloc)	**41.608**	25.745
Block B-1 (North Matinloc)	**17.850**	9.748
Block C (West Linapacan)	**25.588**	20.100
Block D (Retention Block)	**33.751**	18.800
Tara Block	**22.500**	22.500
SC 41 (Sulu Sea)	**2.322**	2.322
GSEC 98 (Onshore Mindoro)	**79.455**	79.455
SW Palawan	**1.950**	1.950
SWAN Block (Northwest Palawan)	**32.975**	32.975

SC 6 BLOCK A

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

The consortium has received an offer from Commisioning Services International, Inc. (CSI) to farm-in to the various blocks of SC 6A Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 6 BLOCK B
Production and exploration activities on SC 6B remain suspended. Farm-in proposals from CSI and another company are still being reviewed.

SC 14
The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However starting May 2004, operatorship of SC14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continue in the other areas of SC 14.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of the Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreements (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option.

In August 2003, the consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement. In November 2004, the consortium entered into a one-year extension of the crude sales agreement renewable for another year at the option of the buyer.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc. (Alcorn), Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (Agreement) with Basic Petroleum & Minerals Corp. (Basic), Oriental Petroleum & Minerals Corp. (Oriental), Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd. (Nido), Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. (Trans-Asia) and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6B and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);

2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and,

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:

a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other offshore facilities;

b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and

c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

Alcorn's withdrawal from the SC 14 and SC 6B consortia and the transfer of its interests to the surviving members was finally completed on June 30, 2004. The management of the consortium affairs is now being handled by the Management Committee which is composed of representatives of the Company, Basic, Oriental and Nido. Following Alcorn's withdrawal and equity restructuring, the Company's participating interest in the SC 14 and SC 6B blocks increased.

A core group of former Alcorn employees has been contracted to handle the technical operations of the producing fields under the supervision of the Company as lead operator.

In March 2004, a farm-in proposal was received from CSI for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks. CSI's proposal involved, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. Farm-in proposal from CSI is still being reviewed by the consortium members.

Parallel to the CSI farm-in interest, the SC 14C - Galoc consortium approved the farm-in proposal from Team Oil, Cape Energy and Advanced Well Technologies in September 2004.

SC 41

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Blocks A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization

and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The remaining members of the consortium have until April 10, 2005 to either opt for the three-year extension of the contract period or to relinquish the area. The new consortium has negotiated with the DOE for a reduction in the Service Contract Year 8 commitment well to one of a geological and geophysical program. The new consortium voted Philex Mining Corporation as the interim operator of the block.

GSEC 98
The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

GSEC 75
The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

SWAN Block
On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective Joint Operating Agreements were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant the consortium a non-exclusive right to survey the surrounding premises covering the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The consortium's application for a new GSEC was held in abeyance by the DOE which included the area under the coverage of the First Philippine

Contracting Round. The new contracting scheme of the government only considers application for a full service contract with no less than a well drilling commitment.

The consortium agreed to continue exploring the area and has stepped up its efforts in promoting the area to prospective partners.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and the other areas under SC 14, as well as the ability of the consortium to mature certain prospects in the other contract areas.

Debt Servicing

The Company has incurred recurring losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. However, a portion of the "Investments - net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱174.6 million as of December 31, 2004.

As more fully discussed in Notes 10 and 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. In 2004, the Company was successful in the restructuring of its loans with two creditor banks. The Company is continuously negotiating with the other creditor bank for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Changes in Accounting Policies
On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases*, which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.

- SFAS 12/IAS 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

New and Revised Accounting Standards Effective in 2005
New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;

  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting guidelines and requirements for derivatives that are designated and qualify as hedges;

  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and

4. Assessment of required process and systems changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination,* which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements*, provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date*, provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment*, provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases*, provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures*, provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

New Accounting Standard Effective 2006

The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties,* starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets*, may be required.

Cash

Cash consists of cash on hand and in banks.

Receivables

Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities

Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

Investments

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	15.00
EDSA Properties Holdings Inc. (EPHI)	**5.08**	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets

Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions

Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends
Dividend income is recognized when the right to receive the payment is established.

Rental income
Rental income is recognized when earned based on the lease terms.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. **Receivables**

	2004	2003
Accounts with contract operator (see Note 5)	**₱12,605,009**	₱15,489,926
Advances to officers and employees	**534,897**	511,436
	₱13,139,906	₱16,001,362

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

5. **Interest in Jointly Controlled Assets**

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2004	2003
Current assets:		
Receivables	**₱12,605,009**	₱15,489,926
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	**583,407,178**	584,586,368
Less accumulated depletion	**(289,517,895)**	(287,878,784)
	293,889,283	296,707,584
Deferred oil exploration and development costs	**798,153,561**	820,540,256
Other noncurrent assets	**16,713,202**	14,390,186
	1,108,756,046	1,131,638,026
	₱1,121,361,055	₱1,147,127,952
Current liabilities:		
Trade and other payables	**₱70,412,443**	₱69,538,154

	2004	2003	2002
Revenues:			
Share in petroleum operations	**₱37,575,381**	₱21,852,692	₱30,193,810
Foreign exchange gains (losses) - net	**(55,521)**	1,377,223	506,372
	37,519,860	23,229,915	30,700,182
Share in cost and operating expenses:			
Costs of petroleum operations			
Production costs	**26,395,530**	25,241,732	24,433,400
Depletion	**1,639,111**	1,459,434	2,253,647
	28,034,641	26,701,166	26,687,047
	₱9,485,219	(₱3,471,251)	₱4,013,135

6. Property and Equipment

	Wells, Platforms and Other Facilities: SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	Wells, Platforms and Other Facilities: SC 14 Block A, B and B-1	Office Condominium Units and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	2004 Total	2003 Total
Cost							
Balance at beginning of year	₱295,991,028	₱288,595,340	₱14,009,422	₱6,852,131	₱10,005,708	**₱615,453,629**	₱616,521,768
Additions	3,321,864	349,459	–	–	60,960	**3,732,283**	4,745,273
Reclassifications and others	(4,850,513)	–	–	–	–	**(4,850,513)**	(5,813,412)
Balance at end of year	294,462,379	288,944,799	14,009,422	6,852,131	10,066,668	**614,335,399**	615,453,629
Accumulated depletion and depreciation							
Balance at beginning of year	12,285,641	275,593,143	11,196,880	5,586,381	9,647,243	**314,309,288**	310,762,733
Depletion and depreciation	–	1,639,111	700,471	845,750	328,736	**3,514,068**	3,546,555
Balance at end of year	12,285,641	277,232,254	11,897,351	6,432,131	9,975,979	**317,823,356**	314,309,288
Net book values	₱282,176,738	₱11,712,545	₱2,112,071	₱420,000	₱90,689	**₱296,512,043**	₱301,144,341

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion and depreciation charged to operations amounted to ₱3.5 million in 2004 and 2003, and ₱4.4 million in 2002.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.3 million in 2004, ₱4.3 million in 2003 and ₱5.0 million in 2002.

7. Investments

	2004	2003
Investments in associates - at equity	**₱866,657,249**	₱1,282,535,904
Marketable securities - at lower of aggregate cost or market value		
Cost	**204,092,302**	241,583,384
Less allowance for decline in market value	**158,419,567**	200,752,169
	45,672,735	40,831,215
Other investments - Camp John Hay Golf Club, Inc. (17 shares):		
Cost	**20,305,555**	20,305,555
Less allowance for decline in value	**10,105,548**	10,105,548
	10,200,007	10,200,007
	₱922,529,991	₱1,333,567,126

The details of marketable securities are as follows:

	2004		2003	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation	**₱101,061,306**	**₱12,024,678**	₱101,061,306	₱2,998,361
Anglo Philippine Holdings Corporation (APHC) - A	**49,095,645**	**15,460,940**	49,095,645	7,979,840
Vulcan Industrial & Mining Corporation (VIMC) - A	**16,061,971**	**2,117,434**	16,061,971	2,179,712
United Paragon Mining Corporation (UPMC) - A	**12,803,152**	**1,363,243**	12,803,152	719,489
Fil-Estate Land, Inc.	**10,423,888**	**2,800,872**	10,423,888	881,756
South China Resources, Inc.	**2,775,235**	**489,205**	2,775,235	578,151
EPHI	**–**	**–**	37,491,082	14,140,602
Others	**11,871,105**	**11,416,363**	11,871,105	11,353,304
	₱204,092,302	**₱45,672,735**	₱241,583,384	₱40,831,215

As of December 31, 2004 and 2003, the marketable securities are carried at their aggregate market values which are lower than their aggregate cost of ₱204.1 million and ₱241.6 million, respectively. The gross unrealized losses on decline in market value of marketable securities in 2004 and 2003 amounted to ₱158.4 million and ₱200.8 million, respectively.

The details of investments carried under the equity method follow:

	2004	2003
Acquisition cost:		
EPHI	**₱285,545,486**	₱506,944,714
PentaCapital	**158,648,939**	158,648,939
Penta Holdings	**30,000,000**	30,000,000
	474,194,425	695,593,653
Accumulated equity in net earnings:		
Balance at beginning of year	**148,009,662**	130,690,778
Equity in net earnings for the year - including goodwill amortization of ₱3,078,528 in 2004 and ₱5,974,086 in 2003	**7,926,567**	21,120,465
Accumulated equity on disposed EPHI shares	**(53,295,830)**	–
Dividends received	**(5,038,183)**	(3,801,581)
Balance at end of year	**97,602,216**	148,009,662
Share in EPH's revaluation increment on land and land improvements:		
Balance at beginning of year, as previously reported	**483,869,872**	484,844,831
Effect of change in accounting for deferred income tax by EPHI (see Note 3)	**(44,937,283)**	(45,249,142)
Balance at beginning of year, as restated	**438,932,589**	[illegible]
Revaluation increment on disposed EPHI shares	**[illegible]**	[illegible]
Share in change of EPHI's revaluation increment	**(73,228)**	[illegible]
Balance at end of year	**294,860,608**	438,932,570
	₱866,657,249	₱1,282,535,904

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2004			2003		
	EPHI	**Penta Capital**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Revenues	**₱783,542**	**₱116,016**	**₱4,624**	₱727,667	₱89,514	₱774
Income before other income (expenses)	**353,257**	**35,396**	**3,874**	326,866	24,346	99
Net income	**262,727**	**25,511**	**5,064**	251,424	17,249	760
Total assets	**14,704,000**	**528,413**	**374,795**	14,281,860	531,596	368,814
Investments and advances	**2,290,979**	**173,421**	**246,302**	1,963,562	163,085	183,075
Property and equipment	**11,188,177**	**41,797**	**–**	11,050,843	42,676	–
Total liabilities	**3,959,949**	**60,923**	**1,161**	8,609,496	89,928	147,542

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiaries adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to EPHI's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2004, 2003 and 2002 as reflected in the consolidated financial statements of EPHI is higher compared to the net income for the years 2004, 2003 and 2002 as reflected in the parent company financial statements by approximately ₱73.7 million, ₱70.0 million and ₱58.8 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings and the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The Company's equity in the net earnings of EPHI in 2004 and 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS 38/IAS 38, *Intangible Assets*. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million.

The carrying value of the Company's investment exceeded its equity in the net assets of EPHI by ₱128.1 million as of December 31, 2004.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural

enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2004, 2003 and 2002, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱2.2 million and ₱8.3 million, net of possible collection, in 2004 and 2003, respectively;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million and the related deferred income tax asset of ₱2.4 million in 2002, by Intra-Invest Securities, Inc. (IISI), PentaCapital's subsidiary (PentaCapital owned 63.7% of IISI shares in 2002);

c Nonrecognition of provision for probable losses on other receivables of ₱19.1 million, ₱22.9 million and ₱6.1 million in 2004, 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from the investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to ₱2.5 million in 2004, ₱5.9 million in 2003 and US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million, net of the related deferred income tax asset of ₱1.2 million, in 2002;

h. Nonrecognition of impairment loss on the investment in Sherwood Hills Development Corporation of ₱5.3 million and ₱2.5 million in 2004 and 2003, respectively; and,

i. Nonrecognition of provision for probable losses of ₱4.8 million in 2004.

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱22.9 million in 2004, ₱37.0 million in 2003 and ₱7.0 million in 2002 had PentaCapital followed accounting principles generally accepted in the Philippines. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments on the qualifications mentioned above have been included in the financial statements of PentaCapital. The adjustment increased the Company's net loss by ₱9.2 million in 2004, ₱[illegible]4.8 million in 2003 and ₱[illegible] million in 2002.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings

Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

Other Investments

In 2002, the Company directly charged to the "Unrealized losses on decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased the "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱97.6 million in 2004, ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to ₱9.5 million in 2004 and ₱13.7 million in 2003.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002. Such foreign exchange differences relate to the Company's loans payable (see Note 10) and were fully amortized in 2004.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. In 2004, the Company provided for probable losses on the deferred oil exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

9. Other Noncurrent Assets

	2004	2003
Accrued interest receivables (see Note 15)	**₱52,513,505**	₱46,300,381
Accounts with partners (see Note 5)	**16,713,202**	14,390,186
Dividends receivable	**2,250,000**	2,250,000
Deposits	**783,177**	783,177
Others	**3,773,622**	419,866
	76,033,506	64,143,610
Less allowance for doubtful accounts (see Note 15)	**3,678,279**	3,678,279
	₱72,355,227	₱60,465,331

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

10. Loans Payable

	2004	2003
Loans obtained from local banks:		
Rizal Commercial Banking Corporation (RCBC)	**₱29,946,286**	₱29,531,252
Bank of the Philippine Islands (BPI)	**28,000,000**	28,542,500
United Coconut Planters Bank (UCPB) (see Note 12)	–	67,093,753
Development Bank of the Philippines (DBP)	–	64,799,147
	57,946,286	189,966,652
Loans obtained from an associate:		
PentaCapital	–	68,379,508
	₱57,946,286	₱258,346,160

Loans obtained from local banks

The Company is continuously negotiating with RCBC for the restructuring of its loans.

On December 29, 2004, BPI approved the reinstatement of the Company's ₱28 million loan into two (2) new short term loans of ₱18 million and ₱10 million. The reinstated loans have terms of 360 days, bears interest at prevailing market rate, are secured by existing participation in the mortgage trust indenture on the Company's four condominium units and existing pledge on 43,646,000 EPHI shares and pledge on subsequent/future stock dividends of these shares, and were used to pay-off the Company's existing loans with BPI.

Principal repayments on these loans follow:

- ₱100,000 monthly payment on the ₱18 million loan on the first to third months, ₱8.0 million on the 4th month, ₱200,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.

- ₱100,000 monthly payments on the ₱10 million loan on the first to third months, ₱4.8 million on the 4th month, ₱150,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.

Due to the continuing difficulty of the Company to settle its liability to DBP, the pledged shares on the loans were sold by public auction by DBP on January 23, 2004. Total liabilities extinguished by the disposal of the EPHI shares amounted to ₱82.6 million (inclusive of interests and penalties). The said disposal resulted to a loss of ₱229.6 million in 2004.

Interest on the bank loans is computed on prevailing bank rates, ranging from 11% to 18% in 2003.

Loans obtained from PentaCapital have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans were converted to new loans. The 2003 loan balance of ₱68.4 million was fully paid in 2004 by a related company. As a result, the Company became indebted to the related company (see Note 15).

11. Trade and Other Payables

	2004	2003
Trade (see Note 5)	**₱65,870,666**	₱64,722,299
Accrued interest and penalty (see Notes 10, 12 and 15)	**24,446,245**	43,203,488
Accounts with partners (see Note 5)	**12,266,458**	11,987,548
Others	**6,330,492**	5,854,106
	₱108,913,861	₱125,767,441

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.

12. Long-term Debt

	2004	2003
UCPB	**₱78,322,578**	₱–
Metropolitan Bank and Trust Co. (MBTC)	**59,987,965**	59,987,965
PentaCapital (see Note 15)	**20,000,000**	-
	158,310,543	59,987,965
Current portion of long-term debt	**123,813,325**	59,987,965
	₱34,497,218	₱–

The outstanding principal and accrued interest on the UCPB loans (see Notes 10 and 11) were restructured effective November 15, 2004 into 2 new term loans of ₱67.1 million and ₱11.2 million. The restructured loans are payable over a period of 1 year and 8 months with monthly principal and interest payments of ₱1.0 million, a bullet payment of ₱39.0 million on the 5th month and the balance of ₱30.07 million payable upon maturity. The loans are secured by a deed of pledge over various shares of stock owned by the Company and the joint and solidary obligation of the Company's president for collateral shortfall.

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company. Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85 million which was subsequently reduced to ₱50 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2004, the Company had drawn ₱20.0 million from this facility.

13. Capital Stock

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,55[illegible],000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,086 shareholders in 2004 and 11,189 shareholders in 2003.

The details and changes in the Company's issued and subscribed shares follow:

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**882,927,891**	**₱882,927,891**	882,929,995	₱882,929,995
Less adjustments on fractional Shares	**–**	**–**	2,104	2,104
Balance at end of year	**882,927,891**	**882,927,891**	882,927,891	882,927,891
Common Class B	**599,138,951**	**599,138,,951**	599,138,951	599,138,951
	1,482,066,842	**₱1,482,066,842**	1,482,066,842	₱1,482,066,842

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**35,639,812**	**₱35,639,812**	35,644,134	₱35,644,134
Less adjustments on fractional Shares	**–**	**–**	4,322	4,322
Balance at end of year	**35,639,812**	**35,639,812**	35,639,812	35,639,812
Common Class B	**17,237,362**	**17,237,362**	17,237,362	17,237,362
	52,877,174	**₱52,877,174**	52,877,174	₱52,877,174

The Company sold 120,566,796 treasury shares in February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

14. Loss Per Share

	2004	2003	2002
Net loss	**₱283,218,466**	₱38,331,331	₱21,315,265
Weighted average number of Shares	**1,534,944,016**	1,534,947,229	1,475,208,711
Loss per share	**₱0.18451**	₱0.02499	₱0.01445

15. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱7.4 million in 2004, ₱8.9 million in 2003 and ₱10.7 million in 2002. Interest expense related to loans from an associate amounted to ₱14.6 million in 2004, ₱10.1 million in 2003 and ₱9.7 million in 2002.

a. Amounts due from related parties are summarized as follows:

	Advances to Related Companies		Accrued Interest Receivables	
	2004	2003	**2004**	2003
UPMC	**₱25,695,101**	₱24,822,840	**22,263,986**	₱18,758,176
VIMC Corporation	**23,814,412**	23,814,411	**13,771,621**	9,331,799
Fil-Energy Corporation	**14,251,893**	14,251,893	**16,477,898**	14,532,127
Ocean Composite Yacht, Inc. (OCYI)	**4,500,000**	4,531,429	**2,955,344**	2,955,344
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Minoro Mining Corporation	**1,031,278**	1,031,278	–	–
Alakor Corporation (Alakor)	–	3,695,731	–	–
Others	**39,981**	324,142	–	–
	70,446,783	73,585,842	**56,191,784**	46,300,381
Less allowance for doubtful accounts	**5,614,118**	5,614,118	**3,678,279**	3,678,279
	₱64,832,665	₱67,971,724	**₱52,513,505**	₱42,622,102

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

	Loans Payable/Long-term Debt		Advances from Related Companies	
	2004	2003	**2004**	2003
PentaCapital	**₱20,000,000**	₱68,379,508	**₱46,655**	₱50,309
National Bookstore, Inc.	–	–	**32,221,956**	26,221,956
Alakor Corporation	–	–	**43,199**	3,738,930
APHC	–	–	**2,315,221**	2,275,906
UPMC	–	–	–	126,340
Euronote Profits Ltd.	–	–	**75,695,843**	–
Shareholders and others	–	–	**4,054,250**	4,054,250
	₱20,000,000	₱68,379,508	**₱114,377,124**	₱36,467,691

Loans and advances from related companies are non-interest bearing.

16. Share in Costs and Operating Expenses

	2004	2003	2002
Petroleum operations (see Note 2)	**₱25,839,824**	₱24,760,294	₱23,972,361
Depletion (see Note 6)	**1,639,111**	1,459,434	2,253,647
Personnel (see Note 18)	**555,707**	481,438	461,039
	₱28,034,642	₱26,701,166	₱26,687,047

17. General and Administrative Expenses

	2004	2003	2002
Personnel (see Note 18)	**₱6,043,868**	₱5,103,567	₱6,557,359
Depreciation (see Note 6)	**1,874,957**	2,087,121	2,151,154
Dues and subscriptions	**1,566,132**	1,810,406	1,533,750
Utilities	**1,549,514**	1,562,242	1,616,992
Outside services	**478,840**	782,911	686,351
Taxes and licenses	**423,262**	277,393	938,134
Repairs and maintenance	**340,675**	296,709	598,463
Transportation and travel	**310,324**	287,048	235,918
Insurance	**169,621**	180,226	203,432
Supplies	**122,264**	161,510	132,866
Entertainment, amusement and recreation	**60,072**	71,450	85,388
Advertising	**57,480**	34,745	46,766
Provision for doubtful accounts	**–**	–	9,292,397
Others	**1,180,276**	902,325	829,174
	₱14,177,285	₱13,557,653	₱24,908,144

18. Personnel Expenses

	2004	2003	2002
Salaries and wages	**₱5,120,929**	₱3,926,994	₱5,217,460
Employees' benefits	**1,193,080**	1,387,988	1,547,922
Social expenses	**285,565**	270,023	253,016
	₱6,599,574	₱5,585,005	₱7,018,398

19. Income Taxes

The provision for income tax consists of:

	2004	2003	2002
MCIT	**₱400,649**	₱95,870	₱311,371
Final taxes on interest income	**1,417**	1,655	20,983
	₱402,066	₱97,525	₱332,354

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax follows:

	2004	2003	2002
Income tax at statutory rate	**(₱90,501,248)**	(₱12,234,818)	(₱6,714,531)
Add (deduct) tax effects of:			
Loss on disposal of EPHI shares (see Note 7)	**73,481,508**	–	–
Expired net operating loss carryover (NOLCO) and MCIT	**15,442,433**	7,972,191	10,168,408
Unrecognized deferred tax assets	**5,321,695**	10,999,645	4,008,788
Equity in net earnings of associates	**(2,536,501)**	(6,758,549)	(10,119,247)
Dividend income not subject to income tax	**(171,413)**	(118,649)	(985,024)
Nondeductible provision for decline in value of other investments	**–**	–	3,233,775
Others	**(634,408)**	237,705	740,185
	₱402,066	₱97,525	₱332,354

Deferred tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

	2004	2003
NOLCO	**₱38,122,536**	₱44,733,849
Provision for probable losses	**12,009,167**	–
Allowance for doubtful accounts	**2,973,567**	2,973,567
MCIT	**807,890**	884,049
	₱53,913,160	₱48,591,465

As of December 31, 2004, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

Year incurred	Expiry date	NOLCO	MCIT
2002	2005	₱34,038,306	₱311,371
2003	2006	58,987,394	95,870
2004	2007	26,107,225	400,649
		₱119,132,925	₱807,890

The movements in NOLCO and MCIT follow:

NOLCO	**2004**	2003
Beginning balance	**₱139,793,277**	₱103,914,284
Additions	**26,107,225**	58,987,394
Expirations	**(46,767,577)**	(23,108,401)
Ending balance	**₱119,132,925**	₱139,793,277

MCIT	**2004**	2003
Beginning balance	**₱884,049**	₱1,365,682
Additions	**400,649**	95,870
Expiration	**(476,808)**	(577,503)
Ending balance	**₱807,890**	₱884,049

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately US$64,059 million (₱3.6 million) in 2004.

21. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities in 2004 follow:

a. Settlement of DBP loans and interest of ₱64,799,147 and ₱17,757,326, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274,695,105 and noncurrent marketable securities with a cost of ₱37,491,082 (see Notes 7 and 10);

b. Restructuring of interest on UCPB loans as principal of ₱11,228,825;

c. Payment of the PentaCapital Loan and interest by a related party of ₱68,379,508 and ₱1,221,792, respectively; and,

d. Offsetting of accounts with related parties of ₱3,821,470.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 20, 2005. Our report was modified because (a) we were unable to perform sufficient additional procedures on the financial information of associates audited by other auditors and (b) the financial statements have been prepared assuming that the Company will continue as a going concern. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SyCip Gorres Velayo & Co

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 1195847, January 3, 2005, Makati City

April 20, 2005

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED DECEMBER 31, 2004

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	511,436	1,586,491	1,563,138		534,789		534,789
	511,436	1,586,491	1,563,138	0	534,789	0	534,789

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2004

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
EDSA Properties Holdings, Inc.	35,351,569	37,491,082				37,491,082	0	0	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0	0	37,491,082		204,092,302	0
less-allowance for decline in market value		200,752,169				42,332,602		158,419,567	
		40,831,215						45,672,735	
At equity:									
EDSA Properties Holdings Inc.	380,158,072	1,067,910,427	16,425,063		5,038,183	418,767,039	214,130,690	680,530,268	
Penta Capital Investment Corp.	1,600,000	170,184,717	(8,789,054)				1,600,000	161,395,662	
Penta Capital Holdings, Inc.	300,000	44,440,760	290,558				300,000	44,731,318	
		1,282,535,904	7,926,567	0	5,038,183	418,767,039		886,657,248	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		1,333,567,126	7,926,567	0	5,038,183	418,767,039		922,529,991	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE YEAR ENDED DECEMBER 31, 2004

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	24,822,840	25,695,101
Vulcan Industrial and Mining Corporation	23,814,411	23,814,412
Fil-Energy Corporation	14,251,893	14,251,893
Ocean Composite Yacht, Inc.	4,531,429	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
Alakor Corporation	3,695,731	0
Others	324,142	39,981
	73,585,842	70,446,783
Less-allowance for doubtful accounts	5,614,118	5,614,118
	67,971,724	64,832,665

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,586,368	3,671,323		(4,850,513)	583,407,178
Office condominium units and improvements	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,005,708	60,960			10,066,668
Transportation equipment	6,852,131				6,852,131
	615,453,629	3,732,283	0	(4,850,513)	614,335,399

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	287,878,784	1,639,111			289,517,895
Office condominium units and improvements	11,196,880	700,471			11,897,351
Office furniture, fixtures and equipment	9,647,243	328,736			9,975,979
Transportation equipment	5,586,381	845,750			6,432,131
	314,309,288	3,514,068	0	0	317,823,356

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2004

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	820,540,256	15,141,951	(37,528,646)			798,153,561
	820,540,256	15,141,951	(37,528,646)	0	0	798,153,561

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2004

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,066,842	52,877,174	0	4,461,168	1,530,482,848

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE YEAR ENDED DECEMBER 31, 2004

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
United Coconut Planters Bank	78,322,578	43,825,360	34,497,218
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	20,000,000	20,000,000	0
	158,310,543	123,813,325	34,497,218

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 23 June 2004, 3:00 p.m.
at the La Colina Room, Valle Verde Country Club
Capt. H. Javier Street, Bgy. Oranbo, Pasig City

Number of Shares Issued and Outstanding	:	1,534,944,016
Shares represented in person and by proxies	:	825,985,304
Percentage of Attendance	:	53.81%

I. CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2004 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 26 March 2004 (the "Record Date") who are entitled to notice of and to vote at the Meeting, in accordance with the Amended By-Laws of the Company.

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with Section 3, Article I of the Company's Amended By-Laws, notices containing the date, time, place and agenda of the Meeting were sent by mail on 28 May and 08 June, 2004 and/or by personal delivery through a messengerial company on 21 May and 04 June 2004, or at least one (1) month prior to the date of the Meeting, to each stockholder as of the Record Date who are entitled to notice of and to vote at the Meeting, at the address given by such stockholder to the Office of the Corporate Secretary and appearing in the corporate registry. Notices of the Meeting were also published in the 16 and 19 June 2004 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

II. CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that, as of the Record Date, out of the Company's issued and outstanding shares of 1,534,944,016 shares, there are present in person and/or represented by proxies 825,985,304 shares or 53.81% thereof. On the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

III. READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Meeting of Stockholders held on 25 June 2003, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2003 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 25 June 2003 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

IV. REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Vice President for Exploration, Mr. Francisco A. Navarro, to present the Exploration Report.

EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2003 Annual Report distributed to the stockholders.

Service Contract (SC) 6A (Octon)

Rock Oil International (ROII) completed its geological and geophysical work in the block in June 2003, with encouraging results. Three (3) major structural complexes were mapped and eight prospects were identified. Among these prospects, West Malajon was ranked as the most prospective in terms of size, direct hydrocarbon indications and commerciality, with a P50 probability and mean recoverable oil reserves of 60 million barrels (MMBBL).

The consortium signed the Farmout Agreement (FOA) with ROII in March 2004, under which ROII formally committed to drill its first option well by the 2nd quarter of 2004. However, due to non-availability of a drilling rig on account of heightened exploration activity in the region, the deadline for ROII to undertake its drilling commitment was extended to September 1, 2004.

SC 6/6B (Cadlao/Bonita)

Exploration activities on SC 6/6B remain suspended. Operator Alcorn (Production) Philippines proposed a study using 3D seismic data to identify possible stranded reserves for the purpose of reviving production in the Cadlao field, but the estimated cost of US$9 million needed to revive production was too high and the consortium agreed to consider other viable but less costly alternatives. The Company is a non-paying party in Cadlao, but retains 0.802702% revenue share in the gross proceeds of Cadlao production. The Company also has a 14% interest in the Bonita block.

SC 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

The combined oil production from the Nido and Matinloc fields slid down to 148,582 barrels in 2003 from 256,560 barrels in 2002 due to suspension of operations beginning September 2003 as a result of the termination of the purchase contract with Caltex Philippines due to Caltex's closure of its Batangas refinery. Operator Alcorn initiated negotiations with other buyers and finalized a trial spot sale of 55,000 barrels to Pilipinas Shell, with initial shipment commencing in April 2004.

On April 30, 2004, VAALCO, Alcorn Philippines and Alcorn Production (collectively, the "Alcorn Group") completed their divestment of all their interests in the Philippines in favor of the remaining consortium members. The Alcorn Group is set to turn over Joint Operations to the remaining consortium members by the end of June 2004.

UNOCAL completed the Galoc Development Feasibility Study, involving pre-stack 3D data migration and interpretation focused on the geologic and engineering aspects of the Galoc Clastic Unit (GCU) reservoir, in October 2003. The study indicated that the Galoc oilfield could conservatively contain 23 million barrels of marketable oil reserves. However, UNOCAL opted not to exercise its farm-in option because the indicative size

of the Galoc reserves failed to meet UNOCAL's project size benchmark. Nevertheless, the consortium has received farm-in proposals from smaller oil companies, one of them from Team Oil and Cape Energy.

The consortium is also in discussions with other foreign groups for possible farm-in to the Nido, Matinloc and West Linapacan blocks. Concurrently, the consortium is studying proposals to revive the West Linapacan, Cadlao, Tara and Libro fields. Apparently, the current high price of oil is the main driving force for the revival of interest in these otherwise marginal fields.

SC 41 (Sulu Sea)

Blocks A and B of SC 41 were unitized in May 2003 with the Company retaining a unitized equity interest of 4.203%, compared to the Company's original equity interest of 9.12516% in Block "A" only. In October 2003, BHP, Amerada Hess and Occidental Petroleum earned equity in the unitized block by running a new 2,186 line-km 2D seismic survey in addition to undertaking reprocessing and special processing of existing seismic data. With the entry of the farminees, the Company's equity in the unitized area now stands at 2.322%.

In February 2004, the consortium approved the back-to-back drilling of the Zebra and Rhino prospects. Zebra-1 was spudded last Sunday, June 20, 2004 using the rig SEDCO 601 and is programmed to be drilled to 6,000 feet. Target formations are multi-layered sands starting at about 4,560 feet. Estimated recoverable reserves for Zebra-1 are about 76 million barrels with a 93% probability of success. The Zebra-1 well will cost about $7.8 million. However, the Company and the other Filipino partners are carried free in this well.

After Zebra-1, UNOCAL will drill the Rhino prospect, which is about 32 kms. away. Target formations in Rhino are delta sands similar to the oil-producing sands in the Malaysian sector of the basin. The estimated reserves at P50 is about 117 million barrels of oil and 447 billion cubic feet of gas. The well is estimated to cost US$5.9 million.

Geophysical Survey & Exploration Contract ("GSEC") 75 (Central Luzon)

The report on Victoria-3 well, which was drilled by PNOC-Energy Development Corporation (PNOC-EDC) at its sole cost, stated that high water saturation has significantly reduced the flow rate making the well uneconomical to produce and that any further drilling over this prospect is not recommended.

The Company and other consortium members which did not participate in the drilling of Victoria-3 were given up to August 2003 to exercise their option to reacquire a 10% equity by paying US$4.5 million. However, in view of the negative results of Vctoria-3, the Company and the other consortium members did not exercise their option to reacquire an interest in the block.

PNOC-EDC has re-applied for a new GSEC over the area and is currently negotiating with Reliance Oil & Gas for a possible farm-in to the new GSEC. The Company and the other consortium members, in turn, are negotiating with Reliance Oil for an option to acquire up to 10% of whatever equity Reliance will earn in the new GSEC.

GSEC No. 98 (Onshore Mindoro)

Although the DOE formally informed the consortium that the GSEC has technically expired on September 23, 2003, it has nevertheless allowed the consortium to seek farminees to the block including PNOC-EDC which had earlier indicated interest to farm-in to the area.

SWAN Block (Northwest Palawan)

The consortium's application for a new GSEC was held in abeyance by the DOE which decided to include the block among the areas to be bid out to prospective investors during the First Philippine Contracting Round. Nonetheless, the consortium continued exploring the area and has stepped up efforts in promoting the area to prospective partners. UNOCAL had previously indicated that it may be willing to pay for 100% of the costs to explore and develop the SWAN Block, as well as all commitments costs attendant to the GSEC application, in exchange for an 85% equity in the unitized area.

Southwest Palawan

PHILODRILL is participating in the new GSEC application currently pending with the DOE.

In a related development, Mr. Navarro reported that the Company has been invited to participate in the development of the 35 MMBBL Malampaya Oil Rim and is currently studying the matter closely.

At this point, the Chairman opened the stockholders' forum by asking Mr. Navarro what would be the impact to the Company of the successful drilling of the Zebra-1 and Rhino-1 wells in terms of potential earnings, assuming that recoverable reserves are commercial in volume.

Mr. Navarro said that if Zebra-1 and Rhino-1 are successful, UNOCAL plans to go back to the Zebra complex to drill Zebra-2 and Zebra-3 wells through 2005. Under UNOCAL's quick development plan, the field could be in production by late 2006 at an initial rate of about 25,000 BOPD.

A stockholder inquired how many days more will the Zebra-1 be drilled until it hits oil. Mr. Navarro replied that Zebra-1 is presently at 4,350 ft. and top of target is prognosed at 4,550 ft. barring any drilling problems, UNOCAL should hit the top of target formation by tonight.

The same stockholder asked how long will it take to test the well. Mr. Navarro replied that UNOCAL is not planning to conduct a full production test on this well. Instead, UNOCAL gathers all necessary data as it drills. If the data are favorable, UNOCAL will return to the prospect and drill another well, Zebra-2, and maybe even Zebra-3, but these wells will be designed differently and provisioned with coring and production testing tools to evaluate the prospect in more detail in preparation for development. This approach allows UNOCAL to drill its initial wells fast and cheap.

The Chairman inquired if the data that UNOCAL will gather from Zebra-1 will be sufficient to determine whether or not the Zebra prospect will be a commercial discovery. Mr. Navarro replied in the affirmative and added that the new tools, which obtain information in real time (i.e. while drilling) coupled with new evaluation methods will definitely hasten the determination whether or not a Zebra discovery will be considered commercial in volumes.

Based on UNOCAL's plan, a stockholder observed that the Company will then have to wait for two (2) years more. The Chairman said that if Zebra and/or Rhino turn out to be commercial discoveries, actual oil production and receipt of cash revenues will commence in two (2) years' time which by industry standards is relatively fast.

A stockholder asked what are the current producing oilfields in the country. Mr. Navarro replied that the only producing oilfields in the country at present are the Nido and Matinloc fields. The Chairman noted that Nido's reserves was initially estimated at around 10 million barrels only but has so far produced 19 million barrels to date and still producing.

A stockholder inquired if the government has recently given oil exploration companies, local and foreign, any new incentives in order that the country may find oil again. Mr. Navarro replied that, in terms of law or statutes, there have been no changes although there are proposed amendments that are now being discussed. The government, nevertheless, has been reasonable in the implementation of existing laws and the oil companies are thankful for this.

A stockholder asked if there are any critical measures which the government ought to consider to promote oil exploration in the country. The Chairman said that the Petroleum Association of the Philippines (PAP) has filed a request for several major modifications in the law, foremost of which are: (1) to institutionalize the Filipino Participation Incentive Allowance (FPIA); and, (2) to allow cross-cost recovery.

He explained that the government's practice of allowing an FPIA equivalent to 7.5% share of gross proceeds to the service contractor with at least 15% Filipino membership in deepwater contracts or 30% Filipino membership in shallow water and onshore contracts is not yet contained in the present law but is embodied in an executive or department order. The PAP wants to institutionalize the FPIA into the law for the benefit of all oil exploration companies.

On the other hand, cross-cost recovery will allow oil exploration companies to charge against their discovery, for example in Sulu Sea, the exploration costs they have incurred in other areas. This means that if the Company drills in Luzon but finds oil in Sulu Sea, it will nevertheless be allowed to charge the expenses it incurred in Luzon to the well that is producing in Sulu Sea and the rationale for this is premised on the high risk associated with the oil exploration business.

There being no further questions from the floor, the Chairman requested the Vice President for Finance and Administration, Mr. Reynaldo E. Nazarea, to present the Financial Report.

B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2003 as compared to 2002, followed by a summary of the Company's interim operating results as of the end of May 2004. The details of the Company's audited financial statements are contained in the 2003 Annual Report which has been distributed to the stockholders.

Compared with the figures for year 2002, the financial highlights for the calendar year ended 31 December 2003 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2003	Dec. 31, 2002
FOR THE YEAR		
Revenues from Petroleum Operations	21.9	30.2
Investment Income	21.1	31.6
Interest & Other Income	10.0	14.2
Net Loss	(38.3)	(21.3)
AS OF END OF YEAR		
Total Assets	2,647.5	2,613.7
Total Liabilities	487.2	410.2
Net Worth	2,160.2	2,203.4
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The Company's petroleum revenues in 2003 amounted to ₱21.9 Million as against ₱30.2 Million in 2002, while investment income amounted to ₱21.1 Million in 2003 compared to ₱31.6 Million in 2002, There is a decrease in the Company's Interest & Other income from ₱14.2 Million in 2002 to ₱10.0 Million in 2003. The Company sustained a loss of ₱38.3 Million in 2003 compared to a loss of ₱21.3 Million in 2002.

Total assets in 2003 and 2002 remained at about ₱2.6 Billion, while total liabilities in 2003 increased to ₱487.2 Million from ₱410.2 Million in 2002. Year-on-year, there is a decrease in Stockholders' Equity from ₱2.2 Billion in 2002 to ₱2.1 Billion in 2003. There were no changes in Issued and Subscribed Capital from year 2002 to 2003.

Based on the audited financial statements of the Company, the 2003 and 2002 comparative income statements are as follows:

	(Pesos in Millions)	
	Dec. 31, 2003	Dec. 31, 2002
REVENUES		
Petroleum operations	21.9	30.2
Equity in net earnings of associates – net	21.1	31.6
Interest, dividends & other income	10.0	14.2
Total Revenues	53.0	76.0
COSTS AND EXPENSES		
Interest and financing charges	49.0	33.8
Depletion & other production costs	26.7	26.7
General & administrative	13.6	24.9
Foreign exchange loss – net	1.9	1.5
Provision for decline in value of other investments	-	10.1
	91.2	97.0
LOSS BEFORE INCOME TAX	(38.2)	(21.0)
PROVISION FOR INCOME TAX	0.1	0.3
NET LOSS	(38.3)	(21.3)

Petroleum operations suffered a decline of about ₱8.3 Million due to the decline in the production of Nido and Matinloc in 2003. As Mr. Navarro reported earlier, the consortium stopped production temporarily beginning September 2003 because Caltex Philippines decided to shut down its refinery operations and began importing clean-air-act-compliant fuels instead of refining its own petroleum products. Equitized earnings of affiliates declined by ₱10.5 million due to adjustments made in the Company's financial statements by its auditors in compliance with the new Accounting Reportorial Rules of the SEC. With regard to Interest and Other Income, there is a decline of ₱4.2 million on account of lower dividends received in 2003.

With regard to costs and expenses, petroleum-related costs remained almost the same at ₱26.7 Million. There is a substantial decline in general and administrative expenses from ₱24.9 Million in 2002 to ₱13.6 Million in 2003, mainly due to the absence in 2003 of certain provisions made for doubtful accounts in 2002. Interest and financing charges increased to ₱49 million in 2003 from ₱33.8 Million in 2002 due to the booking of accrued penalties on the Company's loans with the Development Bank of the Philippines (DBP). On the foreign exchange loan account, there is a minor increase from ₱1.5 million in 2002 to ₱1.9 million in 2003 mainly on account of the peso depreciation in 2003. There was no provision made in 2003 for decline in the value of investments, unlike in 2002 when the Company had to make such provision in view of the decline in market value of its Camp John Hay Development Corporation shares.

In sum, the Company incurred a loss of ₱38.3 Million in 2003 compared to a loss of ₱21.3 Million in 2002.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2003 and 2002 are as follows:

	(Pesos in Millions) Dec. 31, 2003	Dec. 31, 2002
Current Assets	18.9	25.8
Property & Equipment	301.1	305.8
Investments & advances	1,446.5	1,432.7
Deferred oil exploration & Development Cost	820.6	800.1
Other noncurrent assets	60.4	49.3
TOTAL ASSETS	2,647.5	2,613.7
Liabilities	487.3	410.3
Stockholders' Equity	2,160.2	2,203.4
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,647.5	2,613.7

Total assets remained at the ₱2.6 Billion level year-on-year. Current assets decreased by about ₱7 million from ₱25.8 Million in 2002 to ₱18.9 Million in 2003, mainly on account of the decline in Accounts Receivable due to the temporary stoppage of production in Nido and Matinloc. Property & equipment slightly decreased by about ₱4.7 million from ₱305.8 million in 2002 to ₱301.1 million in 2003 due to the depreciation and depletion booked for the year. Investments and advances increased by about ₱14 million from ₱1,432.7 million in 2002 to ₱1,446.5 million in 2003, mainly on account of the equitized

earnings from affiliates that were booked for the year. Deferred exploration and development costs increased by ₱20.5 million from ₱800.1 million in 2002 to ₱820.6 Million in 2003 on account of the capitalized expenditures that the Company booked into this account in 2003. On Other Non-Current Assets, there is an increase of about ₱11 million from ₱49 million in 2002 to ₱60 million in 2003.

Total Liabilities jumped by ₱77 million from ₱410.3 million in 2002 to ₱487.3 million in 2003 mainly on account of the accrued interests and penalties booked on the Company's loans, a significant portion of which pertains to the penalties incurred on the Company's DBP loan. While Stockholders' Equity remained at the ₱2.2 Billion level year-on-year, there was a decline of about ₱43 million from ₱2,203.4 million in 2002 to ₱2,160.2 million in 2003, mainly on account of the Company's net loss for the year.

The interim financial results of the Company as of the end of May 2004 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2004. The comparative interim financial statements for the first five (5) months of 2004 and 2003 are as follows:

	(Pesos in Millions)	
	May 31, 2004	May 31, 2003
REVENUES		
Petroleum Operations	5.9	13.8
Equity in net earnings of associates – net	9.9	11.6
Interest, dividends & other income	5.0	5.0
Total Revenues	20.8	30.4
COSTS AND EXPENSES		
Interest and financing charges	10.2	12.4
Depletion & other production costs	14.3	13.3
General & administrative	5.2	5.5
Total Costs & Expenses	29.7	31.2
LOSS BEFORE SALE OF INVESTMENT	(8.9)	(0.8)
LOSS ON SALE OF INVESTMENT	(229.6)	0.0
NET LOSS AFTER SALE OF INVESTMENT	(238.5)	(0.8)

Total revenues declined by about ₱10 million as of end May 2004, mainly due to the continued suspension of production operations during the first quarter of 2004. However, as Mr. Navarro reported earlier, the consortium has resumed production and has already delivered two (2) out of the four (4) shipments comprising the 54,000 barrels spot sale

that the consortium negotiated with Pilipinas Shell. Equitized earnings are lower by ₱1.7 million due to lower booking of equitized earnings for the first 5 months of the year. With regard to costs and expenses, there is a decline of about ₱2.2 million in Interest and Other Charges on account of the DBP loan that the Company has fully settled. Depletion and Other Production Costs increased slightly by ₱1 million as of the end of May 2004 on account of the booking of depletion charges based on the new reserves that have been adopted.

In sum, the Company sustained an operating loss of about ₱8.9 million for the first 5 months of the year. However, the Company's net loss for the first 5 months of the year amounts to ₱238.5 million after adding the ₱230 million loss sustained by the Company when it ceded its EPHI shares to DBP in settlement of its loan. Mr. Nazarea explained that several years ago, the Company obtained a loan from DBP secured by a pledge on 201 million EPHI shares. The Company was able to service the account diligently until lower revenues from petroleum operations made it difficult for the Company to sustain the loan. The Company requested an extension on the loan and even offered to settle the loan by way of a *dacion* of MRT Bonds from an affiliate. However, DBP denied the Company's requests, declined the settlement offer and insisted on the payment of the loan. Unfortunately, the Company was in a very tight financial position and could not afford to pay the loan. As such, DBP foreclosed on the EPHI shares and, last January 2004, offered the same in an auction sale where the shares were sold to the highest bidder at P0.40/share. Since the Company was carrying the EPHI shares at a value higher than ₱0.40/share, it incurred a loss of ₱230 million on the disposition of the EPHI shares.

The comparative balance sheets for the first five (5) months of 2004 and 2003 are as follows:

	(Pesos in Millions)	
	May 31, 2004	May 31, 2003
Current Assets	10.0	24.4
Property & Equipment – net	299.2	306.2
Investments & advances	952.9	1,450.9
Deferred oil exploration & development costs	824.7	808.1
Other noncurrent assets	64.9	55.1
TOTAL ASSETS	2,151.7	2,644.7
Liabilities	419.8	436.2
Stockholders' Equity	1,731.9	2,208.5
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,151.7	2,644.7

The Company's total assets decreased from ₱2.64 Billion for the same period last year to ₱2.15 Billion as of 31 May 2004. Again, there was an upward movement in current assets, property and equipment and oil exploration costs, but a decline in the investments account. Total Liabilities and stockholders equity as of May 31, 2004 and 2003 decreased from ₱2.2 Billion to ₱2.64 Billion, respectively.

Current Assets declined by about ₱14.4 million as a result of the lower level of Accounts Receivable due to the suspension of production in Nido and Matinloc. Property and Equipment is down by about ₱7 million as a result of the booking of depletion and depreciation charges. Investments and Advances are lower by about ₱498 million due to the removal from the Investments account of the 201 million EPHI shares that were ceded to DBP. Deferred Oil Exploration and Development Costs increased by about ₱17 million, while Non-Current Assets stood at ₱65 million during the first 5 months of the year.

There is a decline of about ₱16 million in Liabilities, on account of the removal of the DBP loan from the Company's books but negated by the accrued interest and penalties that were booked as of the end of 2003. Stockholders' Equity is down by about ₱476.6 million mainly due to the ₱38 million operating loss incurred and the ₱230 million loss in the disposal of the EPHI shares plus the removal of the corresponding appraisal account for said EPHI shares that used to be lodged as part of Stockholders' Equity.

At this point, the Chairman opened the floor to any questions that the stockholders may have regarding the financial report given by Mr. Nazarea.

A stockholder asked what was the interest rate being charged by DBP on the Company's former loan. Mr. Nazarea replied that DBP was charging the Company 13% per annum on the loan.

Another stockholder inquired if it was possible at the time for the Company to ask help from the stockholders regarding the matter of the EPHI shares, probably by raising funds at, say, ₱0.20 for every share held so that the Company could have raised the money to pay the DBP loan.

The Chairman said that the problem with raising funds by offering shares to stockholders is that, under the present law, the Company cannot sell its shares at lower than par value. On the other hand, the stockholders, investors and financial institutions are only willing to take the same shares at market value. Now, this is feasible if the market value of the shares is equal to or above par value. Unfortunately, in the case of Philodrill shares, its par value is ₱1.00 but its market value is only ₱0.20. Thus, even if the Company offered shares to its stockholders in order to raise funds, it is unlikely that there will be any takers of Philodrill shares, which by law have to be offered at par value although its current market price is much lower at ₱0.20. Under the new accounting rules, anyone who takes

the shares at ₱1.00 when its market price is only ₱0.20 will be required to immediately mark its investment to market. In other words, by buying Philodrill shares at par, the stockholder will be required by law to immediately recognize a loss of ₱0.80 per share. Sadly, this is a problem peculiar to publicly listed companies in the Philippines. If one goes to New York, London, Vancouver, Toronto or Australia, public companies can, in distress situations, go to its stockholders or to the market and raise money by selling its shares at market value not par value.

The Chairman noted that the Company also tried selling its EPHI shares and, given enough time, he believed that the Company would have been able to sell its EPHI shares at more reasonable levels. However, for some reason, DBP was very adamant that the Company pay up its loan or face foreclosure of the EPHI shares. DBP's official position was that it didn't want to be involved in oil exploration because it's a high-risk business which it doesn't want to finance. Thus, DBP foreclosed on the Company's EPHI shares and the highest bidder in the auction sale was Shoemart which owns .the property adjacent to EPHI (and which probably explains the haste with which DBP proceeded with the sale of the EPHI shares).

A stockholder asked if a quasi-reorganization (reduction in the number of shares or par value of shares) would be advisable to undertake for the Company at this time.

The Chairman replied that quasi-reorganization allows a company to restructure its capital. When a company's losses have become so great as to impair its capital, the law allows restructuring of the capital where the company is allowed to issue, say, 1 share for every 2 shares held so that the ensuing number of shares that are issued is reduced and then, on that basis, the company can turn around and offer new shares to raise money. In the case of Philodrill, whether fortunately or unfortunately, the Company has not yet reached that stage since it still has more than enough assets to balance its liabilities. As such, the Company still needs to comply with the par value rule for issuing new shares.

A stockholder recalled that a few years back, Philodrill changed its primary purpose to that of a holding company. Aside from the oil business and EPHI, he asked what other business interests the Company has and if the current market price of Philodrill shares is equivalent to the value of its investments.

The Chairman replied that the Company has investments in Penta Capital Investment Corp. (an investment house), Anglo Philippine Holdings Corp. (an infrastructure company with investment in the MRT-3), Atlas Consolidated Mining & Dev't. Corp., among others. All these, together with the Company's oil interests and remaining EPHI investment, are definitely worth more than ₱0.20/share. Mr. Nazarea added that the Company's book value is actually about ₱1.40/share, compared to the market price of ₱0.25/share. Unfortunately, the market price of the shares is the market's perception on the value of the Company's shares and not its intrinsic value.

Another stockholder inquired about a transaction involving a London-based company and Atlas. The Chairman replied that there was an announcement the other day, where a group of foreign investors, called Toledo Copper, has committed to invest $28 million in Atlas's copper project. Atlas and Toledo Copper will form a joint venture company to be owned 40% by the new investors and 60% by Atlas which will rehabilitate Atlas's copper project in Cebu. Toledo Copper will put in the development funds while Atlas will contribute its copper project assets to the joint venture company. Once the joint venture company is formed and has taken over the copper project, it will then go to the smelters, and possibly the suppliers, to borrow another $120 million which should be sufficient to start the joint venture company to produce at 35,000 tons/day, which is but a fraction of what Atlas used to produce before- 105,000 tons per/day.

There being no further questions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2003, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolutions approved.

V. NEW BUSINESS

The Chairman announced that the next item in the agenda is the amendment of the Company's By-Laws to incorporate the provisions of Securities Regulation Code (SRC) Rule 38 on the Requirements for Nomination and Election of Independent Directors, as required by the SEC. The Chairman then inquired if there are enough stockholders and proxies present to approve the proposed amendment.

The Secretary replied that there are less than two-thirds (2/3) of the Company's outstanding capital stock present and/or represented in the present meeting and, under the law, amendment of a corporation's by-laws requires a 2/3 vote of the stockholders. For

record purposes, however, the Secretary recommended that the matter be submitted nevertheless to a vote by the stockholders present and/or represented in the Meeting and the appropriate report shall then be made to the SEC. He noted that the proposed amendments were incorporated in the Proxy materials sent to each stockholder of record prior to the Meeting.

Upon motion duly made and seconded, the following resolution was approved by all the stockholders present and/or represented in the Meeting comprising 53.81% of the Company's outstanding capital stock:

> "**RESOLVED**, as it is hereby resolved, to approve the amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the requirements for nomination and election of Independent Directors."

VI. APPOINTMENT OF EXTERNAL AUDITORS

The next item for consideration is the appointment of external auditors for the Company for the calendar year, 2004. The Chairman inquired if there are nominees for appointment as external auditors of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditors for the calendar year ending 31 December 2004. The nomination was duly seconded.

There being no other nominees, the nominations were, upon motion duly made and seconded, closed. The Chairman then declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2004.

VII. ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2005:

1. ALFREDO C. RAMOS
2. WALTER W. BROWN
3. GERARD H. BRIMO
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. MAXIMO G. LICAUCO III
7. TEODORO L. LOCSIN, JR.
8. NICASIO I. ALCANTARA
9. HONORIO A. POBLADOR III

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

VIII. ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:25 p.m.

Certified Correct:

ADRIAN S. ARIAS
Secretary of the Meeting

Attest:

ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 29 day of DEC 2004 2004 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	06014296	January 6, 2004	- Manila
ADRIAN S. ARIAS	14188321	January 16, 2004	- Mandaluyong City

Doc. No. 461;
Page No. 94;
Book No. 86;
Series of 2004.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0255783
ISSUED ON 1-05-04
MANDALUYONG CITY

SEC Number 38683
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

SEC Form 23-A

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-A

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

SEC HRAD
JUL 05 2005
CENTRAL RECEIVING AND RECORDS DIVISION
By:

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person GOTANCO, CHRISTOPHER M. (Last) (First) (Middle) No. 25 Carissa Mall, Sta. Mesa (Street) Gardenville Cond., Manila (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) July 04, 2005 3. Tax Identification Number 125-114-467 4. Citizenship Filipino	5. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
Common shares				
Class "A"	0.010	153,190	(D)	
Class "B"	0.018	284,290	(D)	

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A *(continued)* **Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)**

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

CHRISTOPHER M. GOTANCO JULY 04, 2005

(Print or Type Responses)

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2005

(Fiscal Year Ending)
(month & day)

GENERAL INFORMATION SHEET

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

GENERAL INFORMATION SHEET

STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. This GIS is to be submitted within thirty (30) calendar days following the date of the Annual Members Meeting. Do not leave any item blank. Write N.A. if information required is not applicable to the Corporation.

2. If no meeting was held, the Corporation shall submit the GIS together with an affidavit of non-holding of meeting within thirty (30) calendar days from the date of the scheduled Annual/Special Meeting (as provided in the By-Laws).

3. This GIS should be certified and sworn to by the Corporate Secretary, or by the President or any duly authorized officer of the Corporation.

4. Submit six (6) copies to the Central Receiving Section, Ground Floor, SEC Building, EDSA, Mandaluyong City. The original and all conformed copies uniformly should be on A4 or letter-sized paper under a standard cover page. The original and all conformed pages shall utilize only one side. Companies submitting a copy on a diskette need only to submit four (4) paper copies.

5. All filings must be written in the English Language.

6. Only the GIS accomplished in accordance with the herein instructions shall be considered as having been filed/submitted.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **JUNE 29, 2005**

REG. NO.: **38683** DATE OF ANNUAL MEETING PER BY-LAWS: FISCAL YEAR END: **December 31**

CORPORATE NAME: **THE PHILODRILL CORPORATION**

ADDRESS/PRINCIPAL OFFICE BASED ON THE LATEST ARTICLES OF INCORPORATION: **8th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City** DATE REGISTERED: **June 26, 1969**

PRESENT ADDRESS: **8th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City** AREA CODE: **1550**

TELEPHONE NO.: **631-8151-52; 631-1801-05** FAX NO.: **631-8080** CORPORATE T.I.N.: **041-000-315-612**

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN:
- a) **Primary** — **Investment**
- b) **Secondary** — **Oil Exploration**
- c) **Activity** — **Petroleum Operations**

INDUSTRY CODE:

PARENT COMPANY REG. NO.: **N.A.** COMPANY NAME AND ADDRESS: **N.A.**

SUBSIDIARY/AFFILIATE REG. NO.: COMPANY NAME AND ADDRESS

AS093006947 — **PENTA CAPITAL & INVESTMENT CORP.**
10/F ACT Tower, 135 Sen. Gil J. Puyat Avenue, Makati City

145490 — **EDSA PROPERTIES HOLDINGS, INC.**
Unit 506/607, Shangri-La Plaza Mall, EDSA cor Shaw Boulevard Mandaluyong City

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T. AGENCY SECONDARY LICENSE? Y/N REG. NO.:
23	7	₱88,000	N/A

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCKHLDR.	OFFICER	T.I.N. or Passport No. NATIONALITY
ALFREDO C. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	C	Y	President	132-017-513
WALTER W. BROWN Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	128-993-816
AUGUSTO B. SUNICO 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	100-717-370
GERARD H. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	102-377-265
MAXIMO G. LICAUCO III 3rd Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	113-252-703
CHRISTOPHER M. GOTANCO 6th Floor, Quad Alpha Centrum 125 Pioneer, Mandaluyong City	N	M	Y	N/A	125-114-467
NICASIO I. ALCANTARA 3rd Floor, Alsons Building 2286 Pasong Tamo Extension, Makati City	N	M	Y	N/A	105-252-527
HONORIO A. POBLADOR III 12th Floor, Telecomms Plaza Gil Puyat Avenue, Makati City	N	M	Y	N/A	112-105-590
PRESENTACION S. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	125-496-733
FRANCISCO A. NAVARRO 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Exec. Vice-President	100-717-285
REYNALDO E. NAZAREA 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President for Administration/ Treasurer	100-717-294
ADRIAN S. ARIAS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	Y	Corporate Secretary	107-439-052
ALESSANDRO O. SALES 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President - Exploration	106-208-128

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N/A" IF NOT.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		A		930,000,000	₱ 1.00	₱ 930,000,000.00
		B		620,000,000	1.00	620,000,000.00
			TOTAL ₱	1,550,000,000	TOTAL ₱	1,550,000,000.00
SUBSCRIBED CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		8,909,513	₱ 1.00	₱ 8,909,513.00
		B		3,193,642	1.00	3,193,642.00
			TOTAL ₱	12,103,155	TOTAL ₱	12,103,155.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		-	₱ -	-
		B		54,925	1.00	54,925.00
			TOTAL ₱	54,925	TOTAL ₱	54,925.00
				TOTAL SUBSCRIBED	₱	12,158,080.00
PAID-UP CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		909,626,906	₱ 1.00	₱ 909,626,906.00
		B		607,115,866	1.00	607,115,866.00
			TOTAL ₱	1,516,742,772	TOTAL ₱	1,516,742,772.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		35,920	₱ 1.00	₱ 35,920.00
		B		6,007,244	1.00	6,007,244.00
			TOTAL ₱	6,043,164	TOTAL ₱	6,043,164.00
				TOTAL PAID-UP	₱	1,522,785,936.00

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY USED 2a [Y/N]

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
NATIONAL BOOK STORE, INC.	**A**	**30,037,936**	**₱30,037,936.00**	**₱30,037,936.00**	**000-325-972V**
Filipino	**B**	**64,622,141**	**64,622,141.00**	**64,622,141.00**	
2nd Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	**94,660,077**	**₱94,660,077.00**	**₱94,660,077.00**	
PHILEX MINING CORPORATION	**A**	**30,042,214**	**₱30,042,214.00**	**₱30,042,214.00**	**000-283-731**
Filipino	**B**	**16,465,442**	**16,465,442.00**	**16,465,442.00**	
Brixton Corner Fairlane Streets					
Pasig City	TOTAL	**46,507,656**	**₱46,507,656.00**	**₱46,507,656.00**	
VULCAN INDUSTRIAL & MINING CORP.	**A**	**26,434,305**	**₱26,434,305.00**	**₱26,434,305.00**	**000-062-736**
Filipino	**B**	**13,710,219**	**13,710,219.00**	**13,710,219.00**	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	**40,144,524**	**₱40,144,524.00**	**₱40,144,524.00**	
WEALTH SECURITIES, INC.	**A**	**4,908,679**	**₱ 4,908,679.00**	**₱ 4,908,679.00**	**000-330-678**
Filipino	**B**	**4,617,411**	**4,617,411.00**	**4,617,411.00**	
PSE Center, Tektite Tower, Pasig City					
	TOTAL	**9,526,090**	**₱ 9,526,090.00**	**₱ 9,526,090.00**	
TERESITA DELA CRUZ	**A**	**5,128,831**	**₱ 5,128,831.00**	**₱ 5,128,831.00**	**129-310-952**
Filipino	**B**	**1,492,897**	**1,492,897.00**	**1,492,897.00**	
Ayala Alabang Village, Muntinlupa City					
	TOTAL	**6,621,728**	**₱ 6,621,728.00**	**₱ 6,621,728.00**	
SAPPHIRE SECURITIES, INC.	**A**	**3,064,727**	**₱ 3,064,727.00**	**₱ 3,064,727.00**	**000-360-117**
Filipino	**B**	**3,383,636**	**3,383,636.00**	**3,383,636.00**	
Bankers Center, Ayala Avenue, Makati City					
	TOTAL	**6,448,363**	**₱ 6,448,363.00**	**₱ 6,448,363.00**	
TRAFALGAR HOLDINGS PHIL., INC.	**A**	**3,228,741**	**₱ 3,228,741.00**	**₱ 3,228,741.00**	**000-192-318**
Filipino	**B**	**702,144**	**702,144.00**	**702,144.00**	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	**3,930,885**	**₱ 3,930,885.00**	**₱ 3,930,885.00**	
ALAKOR CORPORATION	**A**	**373,218**	**₱ 373,218.00**	**₱ 373,218.00**	**000-175-116**
Filipino	**B**	**1,767,117**	**1,767,117.00**	**1,767,117.00**	
9th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	**2,140,335**	**₱ ,140,335.00**	**₱ 2,140,335.00**	
F.YAP SECURITIES	**A**	**853,758**	**₱ 853,758.00**	**₱ 683,006.40**	**000-333-165**
Filipino	**B**	**311,993**	**311,993.00**	**249,594.40**	
2301 23rd Flr., PSE, Ortigas Center					
Pasig City	TOTAL	**1,165,751**	**₱ 1,165,751.00**	**₱ 932,600.80**	
		TOTAL ₱			

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
RCBC TRUST ACCT. #32-314-4	A	585,735	₱ 585,735.00	₱ 585,735.00	320-000-599-760
Filipino	B	264,927	264,927.00	264,927.00	
RCBC Building, Sen. Gil Puyat Avenue					
Makati City	TOTAL	850,662	₱ 850,662.00	₱ 850,662.00	
IMPERIAL DE GUZMAN	A	626,382	₱ 626,382.00	₱ 501,105.60	000-121-920
Filipino	B	77,492	77,492.00	61,993.60	
Greenfield Bldg., 750 Shaw Blvd.					
Mandaluyong City	TOTAL	703,874	₱ 703,874.00	₱ 563,099.20	
CUALOPING SECURITIES INC.	A	192,508	₱ 192,508.00	₱ 154,006.40	230-000333-333-V
Filipino	B	371,760	371,760.00	297,408.00	
Suite 1801 Tytana Plaza					
Binondo, Manila	TOTAL	564,268	₱ 564,268.00	₱ 451,414.40	
FRANCISCO ORTIGAS SECURITIES	A	402,843	₱ 402,843.00	₱ 322,274.40	000-283-304
Filipino	B	109,307	109,307.00	87,445.60	
815 Ortigas Bldg., Ortigas Pasig Cityy					
	TOTAL	512,150	₱ 512,150.00	₱ 409,720.00	
PEREGRINE SECURITIES (ATR)	A	377,280	₱ 377,280.00	₱ 301,824.00	320-000-168-671
Filipino	B	13,133	13,133.00	10,506.40	
Tower I, Ayala Avenue, Makati City					
	TOTAL	390,413	₱ 390,413.00	₱ 6,458,321.00	
OTHERS	A	6,458,321	₱ 6,458,321.00		
	B	2,355,424	2,355,424.00		
	TOTAL	8,813,745	₱ 8,813,745.00	₱ 6,834,277.41	
TOTAL		222,980,521		₱220,333,762.21	

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
STOCKS	N/A	N/A	N/A
BONDS/COMMERCIAL PAPER	N/A	N/A	N/A
LOANS/CREDITS/ADVANCES	N/A	N/A	N/A
GOVERNMENT TREASURY BILLS	N/A	N/A	N/A
OTHERS			

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
NATURE OF SECONDARY PURPOSE		

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST
N/A		

D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR	₱ -0-

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND	N/A
STOCK DIVIDEND	N/A
PROPERTY DIVIDEND	N/A
TOTAL ₱	

I, **ADRIAN S. ARIAS**, Corporate Secretary of the abovementioned Corporation, do solemnly swear and certify that all the matters set forth in this General Information Sheet composed of six (6) pages are true and correct to the best of my knowledge and that this Corporation has complied with all the reportorial requirements provided under the Corporation Code of the Philippines.

Done this _____ day of July, 2005 in Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 11 JUL 2005 ~~day of July~~, 2005 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 15986697 issued on January 24, 2005 at Mandaluyong City.

Doc. No. 240;
Page No. 59;
Book No. 54;
Series of 2005.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
ISSUED ON 1-3-05
MANDALUYONG CITY

NOTE: This **General Information Sheet (GIS)** may be used as **prima facie** evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.